

National Bankshares

Reliable
RETURNS
Enhanced
VALUE

2022 Annual Report & Form 10-K

Reliable **RETURNS**. Enhanced **VALUE**.

($ in thousands, except ratios, share and per share data)

For The Year	2022	2021	2020	2019	2018
Net income	$ 25,932	20,382	16,077	17,466	16,151
Basic net income per share	4.33	3.28	2.48	2.65	2.32
Diluted net income per share	4.33	3.28	2.48	2.65	2.32
Cash dividends per share	1.50	1.44	1.39	1.39	1.21
Return on average assets	1.52%	1.26%	1.15%	1.39%	1.29%
Return on average equity	17.81%	10.59%	8.21%	9.87%	8.65%
Net interest margin[1]	2.88%	2.81%	2.98%	3.29%	3.36%
Efficiency ratio[2]	48.01%	51.34%	53.49%	55.26%	53.22%
Average equity to average assets	8.54%	11.90%	13.95%	14.09%	14.91%

At Year-End	2022	2021	2020	2019	2018
Loans, net	$ 844,519	795,574	760,318	726,588	702,409
Allowance for loan losses to total loans	0.96%	0.96%	1.10%	0.94%	1.04%
Total securities	$ 657,793	686,925	548,021	436,483	426,230
Total assets	1,677,551	1,702,175	1,519,673	1,321,837	1,256,032
Total deposits	1,542,725	1,494,587	1,297,143	1,119,753	1,051,942
Stockholders' equity	122,687	191,751	200,607	183,726	190,238
Book value per share	20.83	31.62	31.19	28.31	27.34

Net income ($ millions)


Cash dividends per share ($)


Return on average assets (%)


Return on average equity (%)


Loans, net ($ millions)


Total assets ($ billions)


[1] Non-GAAP financial measures presented on an FTE basis. Interest income that is not taxable is grossed up at the Company's federal statutory income tax rate of 21% to reflect the tax benefit.

[2] Efficiency ratio is calculated as noninterest expense, less non-recurring items, divided by the sum of noninterest income, excluding non-recurring items, and net interest income on a fully taxable equivalent basis.

Dear SHAREHOLDERS:

We are pleased to report that your Company performed very well in 2022, posting double-digit earnings growth for the second year in a row. The Board of Directors and management remain focused on serving our customers and communities, driving strategic and long-term growth, and ensuring that shareholders receive value from their investment. We are pleased that 2022 represented a successful year on all counts.

A favorable interest rate spread, supported by steady loan growth and increased fee income, generated solid core net income for the year. The gain from the sale of a private equity investment in the fourth quarter significantly increased our already excellent earnings.

- Net income increased by $5.55 million, or 27.23%, to $25.93 million.

- Core net income increased by $2.53 million, or 12.41%, to $22.91 million. This excludes an after-tax gain of $3.02 million from the sale of the private equity investment in the fourth quarter.

- The return on average assets improved to 1.52%, up from 1.26% in 2021.

- Total assets decreased slightly by $24.62 million, or 1.45%, to $1.68 billion, due to the unrealized loss shown under Accumulated Other Comprehensive Loss in our December 31, 2022 balance sheet.

- Total deposits increased by $48.14 million, or 3.22%, to $1.54 billion.

- Gross loans grew by $49.46 million, or 6.15%, to $853.19 million.

- The efficiency ratio improved to 48.01%, compared to 51.34% in 2021.[1]

For many years an investment in National Bankshares has offered reliable value, with a dependable dividend payment that has steadily increased. Our outstanding performance in 2022 gave us the opportunity to reward shareholders even further, and we were excited to enhance the value of your investment through the following measures:

- A special dividend of $1.00 per share paid in February 2023.

- Regular per share annual dividend of $1.50, up from $1.44 in 2021.

- 174,250 shares repurchased in 2022.

- Payments to shareholders for dividends and repurchases, including the special dividend, totaled $21.18 million, or 81.67% of 2022 net income.

10-Year Dividends
($ per share)



2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
1.12	1.13	1.14	1.16	1.17	1.21	1.39	1.39	1.44	1.50

2022 Net Income Returned to Shareholders
81.67%



In 2022 our community banking business continued to do what we do best – helping our customers live their best financial lives, one relationship at a time. We have carefully invested in new markets, new services, in our infrastructure, and in our employees. We strive to offer the finest banking experience to our customers and communities, while providing a reliable and rewarding return on your investment.

Service is the cornerstone of our business, and providing excellent, in-person service differentiates our brand from a crowded field of competitors. In 2022 we implemented a Company-wide initiative to strengthen our service-oriented culture, from the

---

(1) The company's audited financial statements for 2022 are provided in the Annual Report on Form 10-K that follows this summary annual report. Efficiency ratio is a non-GAAP financial measure. Please see "Non-GAAP Financial Measures" beginning on page 20 of the Annual Report on Form 10-K for a reconciliation of non-GAAP measures to GAAP.

teller line to the various operations departments. Every one of our employees received a copy of the bestselling book, "The Simple Truths of Service" by Ken Blanchard and Barbara A. Glanz, and are participating in an ongoing training program centered on the book's inspiring message. We are encouraged by the positive impact the program is having so far, and we will continue cultivating a culture of service that fosters customer loyalty and growth.

In the past year we expanded our lending footprint with new Loan Production Offices in Charlottesville, Virginia and Staunton, Virginia. Encouraged by the success of our first loan production office in Roanoke, Virginia, we believe these new regions also have excellent growth potential. Working alongside our new lenders, who have extensive experience in these markets, we are looking forward to introducing our brand to new customers and enhancing our revenue with quality loans.

At National Bankshares, we believe that a company that benefits its customers and communities can also deliver outstanding shareholder value. The National Bank of Blacksburg has been a cornerstone of our community for over 130 years, fostering the prosperity of individuals, families and businesses for multiple generations. Since National Bankshares was founded as the bank's publicly-traded holding company in 1986, we have harnessed the power of people-based community banking to create a reliable and rewarding investment. In 2022 we proved that we can also deliver a significantly enhanced return on your investment. We are delighted to share another successful year with you, and we thank you for your continued support.

A complete discussion of the Company's financial results is available in the SEC Form 10-K for 2022 that follows this summary annual report.

"At National Bankshares, we believe that a company that benefits its customers and communities can also deliver outstanding shareholder value."

Our Company launched Zelle® payment services in 2022, giving customers a significantly improved ability to quickly transfer funds to trusted contacts from the convenience of their digital devices. On the operational side, we continued a disciplined program of technology investment that will position us to offer the next generation of consumer digital banking technologies.

As a community bank, we value our employees and strive to provide quality job opportunities and benefits. In order to meet the challenges posed by rapid cost-of-living increases and a difficult hiring environment, in 2022 we increased our base pay rate to $15/hour and awarded existing non-exempt employees corresponding pay increases across the board. This affected 134 of our 232 employees. We are fortunate to have a strong cadre of long-term employees, and we are optimistic this new pay structure will help us attract and develop our next generation of dedicated community bankers.


Brad Denardo

F. Brad Denardo
Chairman, President &
Chief Executive Officer

Boards of **DIRECTORS**

National Bank & National Bankshares, Inc.



From left: Lawrence J. Ball, Charles E. Green, III, Mildred R. Johnson, Norman V. Fitzwater, III, F. Brad Denardo, Glenn P. Reynolds, Dr. John E. Dooley, Dr. Mary G. Miller, Michael E. Dye. Not pictured: William A. Peery, James C. Thompson.

Lawrence J. Ball
President, Retired
Moog Components Group

F. Brad Denardo
Chairman, President &
Chief Executive Officer
National Bankshares, Inc.

Chairman, President &
Chief Executive Officer
National Bank

Chairman, President &
Chief Executive Officer
National Bankshares Financial Services, Inc.

Dr. John E. Dooley
Chief Executive Officer, Retired
Virginia Tech Foundation, Inc.

Michael E. Dye
Pharmacist/Owner
New Graham Pharmacy

Norman V. Fitzwater, III
President, Retired
A Cleaner World, Blacksburg

Charles E. Green, III
Financial Planner
AXA Advisors, L.L.C.

Mildred R. Johnson
Dean of Admissions, Retired
Radford University

Dr. Mary G. Miller
Director
Regional Acceleration and Mentoring Program

William A. Peery
President
Cargo Oil Co., Inc.

Glenn P. Reynolds
President
Reynolds Architects, Inc.

James C. Thompson
Chairman
Thompson & Litton, Inc.

Corporate INFORMATION

Headquartered in Blacksburg, Virginia, National Bankshares, Inc. (Nasdaq: NKSH) is the holding company of National Bank, a full-service community bank with over 130 years of service. National Bank currently operates 24 office locations and three loan production offices in Southwest and Central Virginia.

National Bankshares, Inc. Executive Officers

F. Brad Denardo
Chairman, President and Chief Executive Officer

Lora Jones
Treasurer and Chief Financial Officer

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, May 9, 2023 at 3:00 p.m. at The Inn at Virginia Tech and Skelton Conference Center, 901 Prices Fork Road, Blacksburg, VA 24061.

Corporate Stock
National Bankshares, Inc. common stock trades on the NASDAQ Capital Market under the symbol "NKSH".

Financial Information
Investors and analysts seeking financial information about National Bankshares, Inc. should contact:

F. Brad Denardo
Chairman, President and Chief Executive Officer
540-951-6300 or 800-552-4123
bdenardo@nbbank.com

Written requests may be directed to:
National Bankshares, Inc.
P.O. Box 90002, Blacksburg, VA 24062-9002

Stockholder Services and Stock Transfer Agent
Stockholders seeking information about stock transfer requirements, lost certificates, dividends and other stockholder matters should contact:

Ray L. Juidici
Vice President/Trust Officer
540-961-8500 or 800-552-4123
rjuidici@nbbank.com
or
Computershare, Inc.
P.O. Box 30170
College Station, TX 77842
800-368-5948
www.computershare.com

A copy of National Bankshares, Inc.'s annual report filed with the Securities and Exchange Commission on Form 10-K will be furnished without charge to any stockholder upon written request. The Form 10-K and other corporate publications are also available at www.nationalbankshares.com. Proxy materials for the Annual Meeting of Stockholders are available at: www.investorvote.com/NKSH

Corporate Office
National Bankshares, Inc.
101 Hubbard Street
Blacksburg, Virginia 24060
P.O. Box 90002
Blacksburg, Virginia 24062-9002
www.nationalbankshares.com
540-951-6300 or 800-552-4123



National Bank
Locations

Abingdon	**Pembroke**
Blacksburg *5 offices*	**Pulaski** *2 offices*
Bluefield, VA *2 offices*	**Radford**
Charlottesville *Loan Production Office*	**Rich Creek**
	Richlands
Christiansburg *2 offices*	**Roanoke** *Loan Production Office*
Claypool Hill	**Staunton** *Loan Production Office*
Dublin	
Galax	**Tazewell** *3 offices*
Pearisburg	**Wytheville**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[x] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended December 31, 2022

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from _____ to _____.

Commission File Number: 0-15204

NATIONAL BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Virginia	54-1375874
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Hubbard Street
Blacksburg, Virginia 24062-9002
(Address of principal executive offices) (Zip Code)

(540) 951-6300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.25 per share	**NKSH**	**Nasdaq Capital Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes [ ]   No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes [ ]   No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [x]   No [ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit files). Yes [x]   No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [x]   Smaller reporting company [x]   Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [ ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ]   No [x]

The aggregate market value of the voting common stock of the registrant held by non-affiliates of the registrant on June 30, 2022 (the last business day of the most recently completed second fiscal quarter) was approximately $187,796,335. As of March 8, 2023, the registrant had 5,889,687 shares of voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the following document is incorporated herein by reference into the Part of the Form 10-K indicated.

Document	**Part of Form 10-K into which incorporated**
National Bankshares, Inc. Proxy Statement for the 2023 Annual Meeting of Stockholders	Part III

NATIONAL BANKSHARES, INC.
Form 10-K
Index

Part I
$ in thousands, except per share data.

Item 1. Business

History and Business

National Bankshares, Inc. (the "Company" or "NBI") is a financial holding company that was organized in 1986 under the laws of Virginia and is registered under the Bank Holding Company Act of 1956. National Bankshares, Inc. common stock is listed on the Nasdaq Capital Market and is traded under the symbol "NKSH." It conducts most of its operations through its wholly-owned community bank subsidiary, the National Bank of Blacksburg (the "Bank" or "NBB"). It also owns National Bankshares Financial Services, Inc. ("NBFS"), which does business as National Bankshares Insurance Services and National Bankshares Investment Services. References in this report to "we," "us," or "our" refer to NBI unless the context indicates that the reference is to NBB.

The National Bank of Blacksburg

The National Bank of Blacksburg, which does business as National Bank, was originally chartered in 1891 as the Bank of Blacksburg. Its state charter was converted to a national charter in 1922 and it became the National Bank of Blacksburg. In 2004, NBB purchased Community National Bank of Pulaski, Virginia. In May 2006, Bank of Tazewell County, a Virginia bank which since 1996 was a wholly-owned subsidiary of NBI, was merged with and into NBB.

Headquartered in Blacksburg, Virginia, NBB is community-oriented and offers a full range of retail and commercial banking services to individuals, businesses, non-profits and local governments. Twenty-five branches are located throughout southwest Virginia, and three loan production offices are located in Roanoke, Charlottesville, and Staunton, Virginia. NBB offers telephone, mobile and internet banking and it operates 22 automated teller machines ("ATMs") in its service area.

The Bank's primary source of revenue stems from lending activities. The Bank focuses lending on small and mid-sized businesses and individuals. Loan types include commercial and agricultural, commercial real estate, construction for commercial and residential properties, residential real estate, home equity and various consumer loan products. The Bank believes its prudent lending policies align its underwriting and portfolio management with its risk tolerance and income strategies. Underwriting and documentation requirements are tailored to the unique characteristics and inherent risks of each loan category.

Deposit products offered by the Bank include interest-bearing and non-interest bearing demand deposit accounts, money market deposit accounts, savings accounts, certificates of deposit, health savings accounts and individual retirement accounts. Deposit accounts are offered to both individuals and commercial businesses. Business and consumer debit and credit cards are available. NBB offers other miscellaneous services normally provided by commercial banks, such as letters of credit, night depository, safe deposit boxes, utility payment services and automatic funds transfer. NBB conducts a general trust business that has wealth management, trust and estate services for individual and business customers.

As of December 31, 2022, NBB had total assets of $1,674,446 and total deposits of $1,558,106. NBB's net income for 2022 was $23,435, which produced a return on average assets of 1.38% and a return on average equity of 16.74%. Refer to Note 11 of Notes to Consolidated Financial Statements for NBB's risk-based capital ratios.

National Bankshares Financial Services, Inc.

In 2001, National Bankshares Financial Services, Inc. was formed in Virginia as a wholly-owned subsidiary of NBI. NBFS offers non-deposit investment products and insurance products for sale to the public. NBFS works cooperatively with Infinex Investments, Inc. to provide investments and with Bankers Insurance, LLC for insurance products. NBFS does not significantly contribute to NBI's net income.

Operating Revenue

The following table displays components that contributed 15% or more of the Company's total operating revenue.

	Percentage of Total Operating Revenue	
	For the Year Ended December 31,	
Revenue Component	**2022**	**2021**
Interest and Fees on Loans	54.80%	65.38%
Interest on Investments	23.20%	18.52%
Noninterest Income	19.84%	15.78%

Market Area

The Company serves customers through its offices in southwest and central Virginia. Although largely rural, the market area is home to several major state-supported universities, including Virginia Polytechnic Institute and State University ("Virginia Tech") and Radford University. Recently opened loan production offices in Charlottesville and Staunton also service areas that contain the University of Virginia, James Madison University, Virginia Military Institute, Washington and Lee University, and Mary Baldwin University.

In addition to education, the market area has a diverse economic base with manufacturing, agriculture, tourism, healthcare, retail and service industries. Large manufacturing facilities in the region include Celanese Acetate, the largest employer in Giles County, and Volvo Heavy Trucks, the largest company in Pulaski County. Both of these companies have experienced cycles of hiring and layoffs within the past several years. Tazewell County is largely dependent on the coal mining industry and on agriculture for its economic base. Montgomery County, Bluefield in Tazewell County, Abingdon in Washington County and the cities of Roanoke, Charlottesville and Staunton are regional retail centers and have facilities to provide basic health care for the regions.

NBI's market area offers the advantages of a good quality of life, scenic beauty, moderate climate and historical and cultural attractions. The region has had success attracting retirees, particularly from the Northeast and urban northern Virginia. Because NBI's market area is economically diverse and includes large public employers, it has historically avoided the most extreme effects of past economic downturns. Future economic challenges may impact unemployment and other economic indicators that could negatively affect the Company's market.

Competition

The banking and financial services industry is highly competitive. The competitive business environment is a result of changes in regulation, changes in technology and product delivery systems and competition from other financial institutions as well as non-traditional financial services. NBB competes for loans and deposits with other commercial banks, credit unions, securities and brokerage companies, mortgage companies, insurance companies, retailers, automobile companies and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than NBB. In order to compete, NBB relies upon a deep knowledge of its markets, a service-based business philosophy, personal relationships with customers, specialized services tailored to meet customers' needs and the convenience of office locations and technological access. In addition, the Bank is competitive with other financial institutions in its market area with respect to interest rates paid on deposit accounts, interest rates charged on loans and other service charges on loans and deposit accounts.

Organization and Employment

NBI, NBB and NBFS are organized in a holding company/subsidiary structure. As of December 31, 2022, NBB had 227 full time equivalent employees and NBFS had 4 full time equivalent employees. NBB performs services and charges commensurate fees to NBI and NBFS.

Regulation, Supervision and Government Policy

NBI and NBB are subject to state and federal banking laws and regulations that provide for general regulatory oversight of all aspects of their operations. As a result of substantial regulatory burdens on banking, financial institutions like NBI and NBB are at a disadvantage to other competitors who are not as highly regulated, and NBI and NBB's costs of doing business are accordingly higher. The following is a brief summary of certain laws, rules and regulations that affect NBI and NBB.

National Bankshares, Inc.

NBI is a bank holding company qualified as a financial holding company under the federal Bank Holding Company Act of 1956, as amended ("BHCA"), which is administered by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As such, NBI is subject to the supervision, examination, and reporting requirements of the BHCA and the regulations of the Federal Reserve. NBI is required to furnish to the Federal Reserve an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve may require pursuant to the BHCA. The Federal Reserve is authorized to examine NBI and its subsidiaries. With some limited exceptions, the BHCA requires a bank holding company to obtain prior approval from the Federal Reserve before acquiring or merging with a bank or before acquiring more than 5% of the voting shares of a bank unless it already controls a majority of shares.

The Bank Holding Company Act. Under the BHCA, a bank holding company is generally prohibited from engaging in nonbanking activities unless the Federal Reserve has found those activities to be incidental to banking. Amendments to the BHCA that were included in the Gramm-Leach-Bliley Act of 1999 (see below) permitted any bank holding company with bank subsidiaries that are well-capitalized, well-managed and which have a satisfactory or better rating under the Community Reinvestment Act (see below) to file an election with the Federal Reserve to become a financial holding company. A financial holding company may engage in any activity that is (i) financial in nature (ii) incidental to a financial activity or (iii) complementary to a financial activity. Financial activities include insurance underwriting, insurance agency activities, securities dealing and underwriting and providing financial, investment or economic advising services. NBI is a financial holding company that currently engages in insurance agency activities and provides financial, investment or economic advising services.

The Virginia Banking Act. The Virginia Banking Act requires all Virginia bank holding companies to register with the Virginia State Corporation Commission (the "Commission"). NBI is required to report to the Commission with respect to its financial condition, operations and management. The Commission may also make examinations of any bank holding company and its subsidiaries and must approve the acquisition by a Virginia bank holding company of ownership or control of more than 5% of the voting shares of any Virginia bank or bank holding company.

The Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act ("GLBA") permits significant combinations among different sectors of the financial services industry, allows for expansion of financial service activities by bank holding companies and offers financial privacy protections to consumers. GLBA preempts most state laws that prohibit financial holding companies from engaging in insurance activities. GLBA permits affiliations between banks and securities firms in the same holding company structure, and it permits financial holding companies to directly engage in a broad range of securities and merchant banking activities.

The Sarbanes-Oxley Act. The Sarbanes-Oxley Act ("SOX") protects investors by improving the accuracy and reliability of corporate disclosures. It impacts all companies with securities registered under the Securities Exchange Act of 1934, including NBI. SOX creates increased responsibility for chief executive officers and chief financial officers with respect to the content of filings with the Securities and Exchange Commission. Section 404 of SOX and related Securities and Exchange Commission rules focused increased scrutiny by internal and external auditors on NBI's systems of internal controls over financial reporting, which is designed to ensure that those internal controls are effective in both design and operation. SOX sets out enhanced requirements for audit committees, including independence and expertise, and it includes stronger requirements for auditor independence and limits the types of non-audit services that auditors can provide. Finally, SOX contains additional and increased civil and criminal penalties for violations of securities laws.

Capital and Related Requirements. In August 2018, the Federal Reserve updated the Small Bank Holding Company Policy Statement (the "Statement"), in compliance with the Economic Growth, Regulatory Relief, and Consumer Protection Act ("EGRRCPA"). The Statement, among other things, exempts qualified bank holding companies that have consolidated total assets of less than $3 billion from reporting consolidated regulatory capital ratios and from minimum regulatory capital requirements. The Company qualifies as a small bank holding company.

The Bank continues to be subject to various capital requirements administered by banking agencies as described below. Failure to meet minimum capital requirements can trigger certain mandatory and discretionary actions by regulators that could have a direct material effect on the Company's consolidated financial statements.

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act was signed into law on July 21, 2010. Its wide ranging provisions affect all federal financial regulatory agencies and nearly every aspect of the American financial services industry. The Dodd-Frank Act created an independent Consumer Financial Protection Bureau (the "CFPB") which has the ability to write rules for consumer protections governing all financial institutions. All consumer protection responsibility formerly handled by other banking regulators was consolidated in the CFPB. It oversees the enforcement of all federal laws intended to ensure fair access to credit. For smaller financial institutions such as NBI and NBB, the CFPB coordinates its examination activities through their primary regulators.

The Dodd-Frank Act contains provisions designed to reform mortgage lending, which includes the requirement of additional disclosures for consumer mortgages, and the CFPB implemented many mortgage lending regulations to carry out its mandate. Additionally, in response to the Dodd-Frank Act, the Federal Reserve issued rules in 2011 which had the effect of limiting the fees charged to merchants by credit card companies for debit card transactions. The Dodd-Frank Act also contains provisions that affect corporate governance and executive compensation. The Dodd-Frank Act provisions are extensive and have required the Company and the Bank to deploy resources to comply with them.

Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources and capital to support NBB, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

The Economic Growth, Regulatory Reform and Consumer Protection Act of 2018. In May 2018 the EGRRCPA amended provisions of the Dodd-Frank Act and other statutes administered by banking regulators. Among these amendments are provisions to tailor applicability of certain of the enhanced prudential standards for Systemically Important Financial Institutions ("SIFI's") and to increase the $50 billion asset threshold in two stages to $250 billion to which these enhanced standards apply. The EGRRCPA exempts insured depository institutions (and their parent companies) with less than $10 billion in consolidated assets and that meet certain tests from the Volker Rule (which prohibits banks from conducting certain investment activities with their own accounts). As discussed below, pursuant to EGRRCPA, regulators finalized an optional, simplified measure of capital adequacy, which is commonly known as the "community bank leverage ratio" ("CBLR") framework, for qualifying financial institutions with less than $10 billion in consolidated assets. If the financial institution maintains its tangible equity above the CBLR, it will be deemed in compliance with the various regulatory capital requirements currently in effect. The EGRRCPA also increased the asset threshold from $1 billion to $3 billion for financial institutions to qualify for an 18 month on site examination schedule. The EGRRCPA changes numerous other regulatory requirements based on the size and complexity of financial institutions, particularly benefiting smaller institutions like the Company.

The National Bank of Blacksburg

NBB is a national banking association incorporated under the laws of the United States, and the bank is subject to regulation and examination by the Office of the Comptroller of the Currency (the "OCC"). NBB's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the limits of applicable law. The OCC, as the primary regulator, and the FDIC regulate and monitor all areas of NBB's operation. These areas include adequacy of capitalization and loss reserves, loans, deposits, business practices related to the charging and payment of interest, investments, borrowings, payment of dividends, security devices and procedures, establishment of branches, corporate reorganizations and maintenance of books and records. NBB is required to maintain certain capital ratios. It must also prepare quarterly reports on its financial condition for the OCC and conduct an annual audit of its financial affairs. The OCC requires NBB to adopt internal control structures and procedures designed to safeguard assets and monitor and reduce risk exposure. While appropriate for the safety and soundness of banks, these requirements add to overhead expense for NBB and other banks.

The Community Reinvestment Act. NBB is subject to the provisions of the Community Reinvestment Act ("CRA"), which imposes an affirmative obligation on financial institutions to meet the credit needs of the communities they serve, including low and moderate income neighborhoods. The OCC monitors NBB's compliance with the CRA and assigns public ratings based upon the bank's performance in meeting stated assessment goals. Unsatisfactory CRA ratings can result in restrictions on bank operations or expansion. NBB received a "satisfactory" rating in its last CRA examination by the OCC.

In May 2022, the federal bank regulatory agencies jointly issued a proposed rule intended to strengthen and modernize the CRA regulatory framework. If implemented, the rule would, among other things, (i) expand access to credit, investment and basic banking services in low- and moderate-income communities, (ii) adapt to changes in the banking industry, including internet and mobile banking, (iii) provide greater clarity, consistency and transparency in the application of the regulations and (iv) tailor performance standards to account for differences in bank size, business model, and local conditions.

Privacy Legislation. Several recent laws, including the Right to Financial Privacy Act and the GBLA, and related regulations issued by the federal bank regulatory agencies, also provide new protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers' personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice and approval from the customer.

Consumer Laws and Regulations. There are a number of laws and regulations that regulate banks' consumer loan and deposit transactions. Among these are the Truth in Lending Act, the Truth in Savings Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the Fair Debt Collections Practices Act, the Home Mortgage Disclosure Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. NBB is required to comply with these laws and regulations in its dealings with customers. In addition, the CFPB has adopted and may continue to refine rules regulating consumer mortgage lending pursuant to the Dodd-Frank Act. There are numerous disclosure and other compliance requirements associated with the consumer laws and regulations. The EGRRCPA modified a number of these requirements, including, for qualifying institutions with less than $10 billion in assets, a safe harbor for compliance with the "ability to pay" requirements for consumer mortgage loans.

Deposit Insurance. NBB has deposits that are insured by the FDIC. The FDIC maintains a Deposit Insurance Fund ("DIF") that is funded by risk-based insurance premium assessments on insured depository institutions. Assessments are determined based upon several factors, including the level of regulatory capital and the results of regulatory examinations. The FDIC may adjust assessments if the insured institution's risk profile changes or if the size of the DIF declines in relation to the total amount of insured deposits. An institution's assessment base is consolidated total assets less its average tangible equity as defined by the FDIC. In October 2022, the FDIC adopted a final rule to increase the assessment base rate schedules uniformly by two basis points beginning with the first quarterly assessment period of 2023. The FDIC has authority to impose special measures to boost the deposit insurance fund such as prepayments of assessments and additional special assessments.

After giving primary regulators an opportunity to first take action, the FDIC may initiate an enforcement action against any depository institution it determines is engaging in unsafe or unsound actions or which is in an unsound condition, and the FDIC may terminate that institution's deposit insurance. NBB has no knowledge of any matter that would threaten its FDIC insurance coverage.

Capital Requirements. NBB is subject to the rules implementing the Basel III capital framework and certain related provisions of the Dodd-Frank Act (the "Basel III Capital Rules") as applied by the OCC. The Basel III Capital Rules require NBB to comply with minimum capital ratios plus a "capital conservation buffer" designed to absorb losses during periods of economic stress. The following table presents the required minimum ratios along with the required minimum ratios including the capital conservation buffer:

Regulatory Capital Ratios	Minimum Ratio	Minimum Ratio With Capital Conservation Buffer
Total Capital to Risk Weighted Assets	8.00%	10.50 %
Tier 1 Capital to Risk Weighted Assets	6.00%	8.50 %
Common Equity Tier 1 Capital to Risk Weighted Assets	4.50%	7.00 %
Tier 1 Capital to Average Assets (Leverage Ratio)	4.00%	4.00 %

Risk-weighted assets are assets on the balance sheet as well as certain off-balance sheet items, such as standby letters of credit, to which weights between 0% and 1250% are applied, according to the risk of the asset type. Common Equity Tier 1 Capital ("CET1") is capital according to the balance sheet, adjusted for goodwill and intangible assets and other prescribed adjustments. At NBB's election, CET1 is also adjusted to exclude accumulated other comprehensive (loss) income. Tier 1 Capital is CET1 adjusted for additional capital deductions. Total Capital is Tier 1 Capital increased for the allowance for loan losses and adjusted for other items. The Leverage Ratio is the ratio of Tier 1 Capital to total average assets, less goodwill and intangibles and certain deferred tax assets. As of December 31, 2022, NBB's capital ratios exceeded the above minimum ratios including the capital conservation buffer.

NBB is also subject to the "prompt corrective action" regulations pursuant to Section 38 of the Federal Deposit Insurance Act, as amended, which incorporates a CET1 ratio and increases certain other capital ratios. To be classified as well capitalized under the regulations, NBB must have the following minimum capital ratios: (i) a CET1 ratio of at least 6.5%; (ii) a Tier 1 Capital to Risk Weighted Assets ratio of at least 8.0%; (iii) a Total Capital to Risk Weighted Assets ratio of at least 10.0%; and (iv) a Leverage Ratio of at least 5.0%. NBB exceeded the thresholds to be considered well capitalized as of December 31, 2022.

Pursuant to the EGRRCPA, regulators have provided for an optional, simplified measure of capital adequacy, the CBLR framework, for qualifying community banking organizations with consolidated assets of less than $10 billion. Banks that qualify, including NBB, may opt in to the CBLR framework. The CBLR framework eliminates the requirement to comply with capital ratios disclosed above and, instead, requires the disclosure of a single leverage ratio, with a minimum requirement of 9%. The Bank has not opted in to the CBLR framework at this time.

In December 2017, the Basel Committee on Banking Supervision published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Among other things, these standards revise the standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. Under the current capital rules, operational risk capital requirements and a capital floor apply only to "advanced approaches" institutions, and not to the Company or the Bank. The impact of Basel IV on the Company and the Bank will depend on the manner in which it is implemented by the federal bank regulatory agencies.

Limits on Dividend Payments. A significant portion of NBI's income is derived from dividends paid by NBB. As a national bank, NBB may not pay dividends from its capital, and it may not pay dividends if the bank would become undercapitalized, as defined by regulation, after paying the dividend. Without prior OCC approval, NBB's dividend payments in any calendar year are restricted to the bank's retained net income for that year, as that term is defined by the laws and regulations, combined with retained net income from the preceding two years, less any required transfer to surplus.

The OCC and FDIC have authority to limit dividends paid by NBB if the payments are determined to be an unsafe and unsound banking practice. Any payment of dividends that depletes the bank's capital base could be deemed to be an unsafe and unsound banking practice.

Branching. As a national bank, NBB is required to comply with the state branch banking laws of Virginia, the state in which the main office of the bank is located. NBB must also have the prior approval of the OCC to establish a branch or acquire an existing banking operation. Under Virginia law, NBB may open branch offices or acquire existing banks or bank branches anywhere in the state. Virginia law also permits banks domiciled in the state to establish a branch or to acquire an existing bank or branch in another state. The Dodd-Frank Act permits the OCC to approve applications by national banks like NBB to establish *de novo* branches in any state in which a bank located in that state is permitted to establish a branch.

Mortgage Banking Regulation. NBB is subject to rules and regulations that, among other things, establish standards for mortgage loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. NBB is also subject to rules and regulations that require the collection and reporting of significant amounts of information with respect to mortgage loans and borrowers. NBB's mortgage origination activities are subject to the Federal Reserve's Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms.

Anti-Money Laundering Laws and Regulations. The Company is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities ("AML laws"). This category of laws includes the Bank Secrecy Act of 1970, the Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020.

The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Company has implemented appropriate internal practices, procedures, and controls.

Office of Foreign Assets Control. The U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") is responsible for administering and enforcing economic and trade sanctions against specified foreign parties, including countries and regimes, foreign individuals and other foreign organizations and entities. OFAC publishes lists of prohibited parties that are regularly consulted by the Company in the conduct of its business in order to assure compliance. The Company is responsible for, among other things, blocking accounts of, and transactions with, prohibited parties identified by OFAC, avoiding unlicensed trade and financial transactions with such parties and reporting blocked transactions after their occurrence. Failure to comply with OFAC requirements could have serious legal, financial and reputational consequences for the Company.

Incentive Compensation. In June 2010, the federal bank regulatory agencies issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Interagency Guidance on Sound Incentive Compensation Policies, which covers all employees that have the ability to materially affect the risk profile of a financial institutions, either individually or as part of a group, is based upon the key principles that a financial institution's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution's board of directors.

Section 956 of the Dodd-Frank Act requires the federal banking agencies and the Securities and Exchange Commission to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. The federal banking agencies issued such proposed rules in March 2011 and issued a revised proposed rule in June 2016 implementing the requirements and prohibitions set forth in Section 956. The revised proposed rule would apply to all banks, among other institutions, with at least $1 billion in average total consolidated assets for which it would go beyond the existing Interagency Guidance on Sound Incentive Compensation Policies to (i) prohibit certain types and features of incentive-based compensation arrangements for senior executive officers, (ii) require incentive-based compensation arrangements to adhere to certain basic principles to avoid a presumption of encouraging inappropriate risk, (iii) require appropriate board or committee oversight, (iv) establish minimum recordkeeping, and (v) mandate disclosures to the appropriate federal banking agency.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each financial institution based on the scope and complexity of the institution's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution's supervisory ratings, which can affect the institution's ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution's safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies. As of December 31, 2022, the Company had not been made aware of any instances of non-compliance with the final guidance.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including The Nasdaq Stock Market, LLC, the exchange on which our common stock is listed, to implement listing standards that require listed companies to adopt policies mandating the recovery or "clawback" of excess incentive compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. In February 2023, The Nasdaq Stock Market, LLC posted its initial rule filing with the SEC to implement this directive. The final rule will require us to adopt a clawback policy that is compliant with the new listing standard within 60 days after such standard becomes effective.

Cybersecurity. In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If the Company fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties.

On November 18, 2021, the federal bank regulatory agencies issued a final rule, effective April 1, 2022, imposing new notification requirements for cybersecurity incidents. The rule requires financial institutions to notify their primary federal regulator as soon as possible and no later than 36 hours after the institution determines that a cybersecurity incident has occurred that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the institution's: (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its customer base, in the ordinary course of business, (ii) business line(s), including associated operations, services, functions, and support, that upon failure would result in a material loss of revenue, profit, or franchise value, or (iii) operations, including associated services, functions and support, as applicable, the failure or discontinuance of which would pose a threat to the financial stability of the United States.

In March 2022, the SEC proposed rules that would require disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance.

The Company's systems and those of its customers and third-party service providers are under constant threat. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by the Company and its customers.

Coronavirus Aid, Relief, and Economic Security Act and Consolidated Appropriations Act (the "CARES Act"). In response to the COVID-19 pandemic, the CARES Act was signed into law on March 27, 2020 and the Consolidated Appropriations Act, 2021 ("CAA") was signed into law on December 27, 2020. Among other things, the CARES Act created, and the CAA extended, the Small Business Administration's ("SBA") Paycheck Protection Program ("PPP"). Under the PPP, money was authorized for small business loans to pay payroll and group health costs, salaries and commissions, mortgage and rent payments, utilities, and interest on other debt. The loans were provided through participating financial institutions, such as the Bank, that processed loan applications and service the loans.

Monetary Policy

The monetary and interest rate policies of the Federal Reserve, as well as general economic conditions, affect the business and earnings of NBI. NBB and other banks are particularly sensitive to interest rate fluctuations. The spread between the interest paid on deposits and that which is charged on loans is the most important component of the bank's earnings. In addition, interest earned on investments held by NBI and NBB has a significant effect on earnings. U.S. fiscal policy, including deficits requiring increased governmental borrowing also can affect interest rates. As conditions change in the national and international economy and in the money markets, the Federal Reserve's actions, particularly with regard to interest rates, and the effects of fiscal policies can impact loan demand, deposit levels and earnings at NBB. It is not possible to accurately predict the effects on NBI of economic and interest rate changes.

Other Legislative and Regulatory Concerns

Federal and state laws and regulations are regularly proposed that could affect the regulation of financial institutions. New, revised or rescinded regulations could add to the regulatory burden on banks and other financial service providers and increase the costs of compliance, or they could change the products that can be offered and the manner in which financial institutions do business. We cannot foresee how regulation of financial institutions may change in the future and how those changes might affect NBI.

Company Website

NBI maintains a website at www.nationalbankshares.com. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are made available on its website as soon as is practical after the material is electronically filed with the Securities and Exchange Commission ("SEC"). The Company's proxy materials for the 2023 annual meeting of stockholders are also posted on a separate website at www.investorvote.com/NKSH. Access through the Company's websites to the Company's filings is free of charge. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy, and information statements, and other information the Company files electronically with the SEC.

Executive Officers of the Company

The following is a list of names and ages of all executive officers of the Company; their terms of office as officers; the positions and offices within the Company held by each officer; and each person's principal occupation or employment during the past five years.

Name	Age	Offices and Positions Held	Year Elected an Officer
F. Brad Denardo	70	National Bankshares, Inc.: Chairman, President and Chief Executive Officer ("CEO"), May 2019 to Present; President and CEO, September 2017 – May 2019; Executive Vice President, April 2008 – August 2017. The National Bank of Blacksburg: Chairman, September 2017 to Present; President and CEO, July 2014 to Present; Executive Vice President/Chief Operating Officer, October 2002 – July 2014. National Bankshares Financial Services, Inc.: Chairman, President and CEO of National Bankshares Financial Services, Inc., September 2017 to Present; Treasurer, June 2011 to Present.	1989
David K. Skeens	56	The National Bank of Blacksburg: Senior Vice President/Senior Operations, Risk and Technology Officer, May 2022 to present; Senior Vice President/Operations and Risk Management and CFO, January 2009 – May 2022; Senior Vice President/Operations and Risk Management, February 2008 – January 2009; Vice President/Operations and Risk Management, April 2004 – February 2008. National Bankshares, Inc.: Treasurer and Chief Financial Officer ("CFO"), January 2009 to May 2022.	2009
Lara E. Ramsey	54	National Bankshares, Inc.: Corporate Secretary, June 2016 to Present. The National Bank of Blacksburg: Executive Vice President and Chief Operating Officer, May 2022 to present; Senior Vice President/Administration, January 2018 – May 2022. National Bankshares, Inc.: Senior Vice President/Administration, June 2011 – December 2017. National Bankshares, Inc.: Vice President/Human Resources, January 2001 – June 2011.	2016
Paul M. Mylum	56	The National Bank of Blacksburg: Executive Vice President/Chief Lending Officer, November 2019 to Present. The National Bank of Blacksburg: Senior Vice President/Chief Lending Officer, August 2016 – November 2019. The National Bank of Blacksburg: Senior Vice President/Loans, August 2012 – August 2016.	2012
Lora M. Jones	45	National Bankshares, Inc.: Treasurer and Chief Financial Officer ("CFO"), May 2022 to Present. The National Bank of Blacksburg: Senior Vice President/CFO and Cashier, May 2022 to Present; Vice President/Controller, May 2014 – May 2022; Corporate Analysis Officer June 2011 – May 2014.	2011
Bobby D. Sanders, II	43	The National Bank of Blacksburg: Senior Vice President/Chief Credit Officer, March 2022 to Present.	2022

Item 1A. Risk Factors

CREDIT RISK

Focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of the Company's commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market areas in which the Company operates negatively impact this important customer sector, the Company's results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by the Company in recent years and the borrowers may not have experienced a complete business or economic cycle since becoming borrowers of the Bank. The deterioration of the borrowers' businesses may hinder their ability to repay their loans with the Company, which could have a material adverse effect on the Company's financial condition and results of operations.

The allowance for loan losses may not be adequate to cover actual losses.

In accordance with GAAP, an allowance for loan losses is maintained to provide for probable loan losses. The allowance for loan losses may not be adequate to cover actual credit losses, and future provisions for credit losses could materially and adversely affect operating results. The allowance for loan losses is based on prior experience as well as an evaluation of risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating, and other outside forces and conditions, including changes in interest rates, all of which are beyond the Company's control; and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan losses. The Company also outsources independent loan review. While management believes that the allowance for loan losses is adequate to cover current probable losses, it cannot make assurances that it will not further increase the allowance for loan losses or that regulators will not require it to increase this allowance. Either occurrence could adversely affect earnings.

The allowance for loan losses requires management to make significant estimates that affect the consolidated financial statements. Due to the inherent nature of these estimates, management cannot provide assurance that it will not significantly increase the allowance for loan losses, which could materially and adversely affect earnings.

A decline in the condition of the local real estate market could negatively affect our business.

The Company offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, residential mortgages, home equity loans and lines of credit, consumer and other loans. Many of these loans are secured by real estate (both residential and commercial). As of December 31, 2022, 83.6% of all loans were secured by mortgages on real property. Substantially all of the Company's real property collateral is located in its market area. If there is a decline in real estate values, especially in the Company's market area, the collateral for loans would deteriorate and provide significantly less security to the Company. In the event the Company forecloses on a loan that is collateralized with property having reduced market value, the Company may suffer a recovery loss.

The Bank has a moderate concentration of credit exposure in commercial real estate, and loans with this type of collateral are viewed as having more risk of default.

As of December 31, 2022, the Bank had approximately $437,888 in loans secured by commercial real estate, representing approximately 51.3% of total loans outstanding at that date. The real estate consists primarily of multi-family housing, non-owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the rental of the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because the Bank's loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on the Company's financial condition.

Nonperforming assets take significant time to resolve and adversely affect the Company's results of operations and financial condition.

The Company's nonperforming assets adversely affect its net income in various ways. The Company does not record interest income on nonaccrual loans, which adversely affects its income and increases credit administration costs. When the Company receives collateral through foreclosures and similar proceedings, it is required to mark the related asset to the then fair market value of the collateral less estimated selling costs, which may, and often does, result in a loss. An increase in the level of nonperforming assets also increases the Company's risk profile and may impact the capital levels regulators believe are appropriate in light of such risks. The Company utilizes various techniques such as workouts and restructurings to manage problem assets. Increases in or negative adjustments in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition, could adversely affect the Company's business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires

significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities, including generation of new loans. There can be no assurance that the Company will avoid increases in nonperforming loans in the future.

The Company relies upon independent appraisals to determine the value of the real estate which secures a significant portion of its loans, and the values indicated by such appraisals may not be realizable if the Company is forced to foreclose upon such loans.

A significant portion of the Company's loan portfolio consists of loans secured by real estate. The Company relies upon independent appraisers to estimate the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment which adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of the Company's loans may be more or less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, the Company may not be able to recover the outstanding balance of the loan and will suffer a loss.

MARKET RISK

If competition increases, our business could suffer, which could result in loan losses and adversely affect the Company's financial condition and results of operations.

The financial services industry is highly competitive, with a number of commercial banks, credit unions, insurance companies, stockbrokers, financial technology companies and other nonbank financial service providers seeking to do business with our customers. If there is additional competition from new business or if our existing competitors focus more attention on our market, we could lose customers and our business could suffer.

Consumers may increasingly decide not to use the Bank to process their financial transactions, which would have a material adverse impact on the Company's financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on the Company's financial condition and results of operations.

Transition away from the London Interbank Offered Rate ("LIBOR") to another benchmark rate could adversely affect operations.

The administrator of LIBOR announced that the most commonly used U.S. dollar LIBOR settings would cease to be published or cease to be representative after June 30, 2023. Management cannot predict whether or when LIBOR will actually cease to be available or what impact such a transition may have on the Company's business, financial condition and results of operations.

The Adjustable Interest Rate (LIBOR) Act, enacted in March 2022, provides a statutory framework to replace LIBOR with a benchmark rate based on the Secured Overnight Funding Rate ("SOFR") for contracts governed by U.S. law that have no or ineffective fallbacks. Although governmental authorities have endeavored to facilitate an orderly discontinuation of LIBOR, no assurance can be provided that this aim will be achieved or that the use, level, and volatility of LIBOR or other interest rates, or the value of LIBOR-based securities will not be adversely affected. There continues to be substantial uncertainty as to the ultimate effects of the LIBOR transition, including with respect to the acceptance and use of SOFR and other benchmark rates.

The Company has a small number of loans, purchased through participation with larger banks, with attributes that are either directly or indirectly dependent on LIBOR. Since proposed alternative rates are calculated differently, payments under contracts referencing new rates will differ from those referencing LIBOR. The transition from LIBOR could create additional cost and risk, with potential to adversely impact the Company's financial condition and results of operations.

INTEREST RATE RISK

When market interest rates change, our net interest income can be negatively affected in the short term.

The direction and speed of interest rate changes affect our net interest margin and net interest income. In the short term, rising interest rates may negatively affect our net interest income if our interest-bearing liabilities (generally deposits) reprice sooner than our interest-earning assets (generally loans). Falling interest rates may negatively affect our net interest income if our interest-earning assets reprice sooner than our interest-bearing liabilities.

LIQUIDITY RISK
The Company's liquidity needs could adversely affect results of operations and financial condition.

The Company's primary sources of funds are deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including, but not limited to, changes in economic conditions, reductions in real estate values or markets, availability of, and/or access to, sources of refinancing, business closings or lay-offs, and natural disasters. Additionally, deposit levels may be affected by a number of factors, including, but not limited to, rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank of Atlanta ("FHLB") advances, sales of securities and loans, federal funds lines of credit from correspondent banks and borrowings from the Federal Reserve Discount Window, as well as additional out-of-market time deposits and brokered deposits. While the Company believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if the Company continues to grow and experiences increasing loan demand. The Company may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

CYBERSECURITY RISK
Our information systems may experience an interruption or security breach.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions of our internet banking, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that any such failure, interruption or security breach will not occur or, if it does occur, that it will be adequately addressed.

In the ordinary course of business, the Company collects and stores sensitive data, including proprietary business information and personally identifiable information of its customers and employees, in systems and on networks. The secure processing, maintenance and use of this information is critical to the Company's operations and business strategy. The Company has invested in industry-accepted technologies, and annually reviews its processes and practices that are designed to protect its networks, computers and data from damage or unauthorized access. Despite these security measures, the Company's computer systems experienced two cyber-intrusions, one in May 2016 and one in January 2017, in which certain customer information was compromised, but which did not cause interruption to the Company's normal operations. No losses were incurred by customers. The Company has implemented additional security measures since the breaches.

A breach of any kind could compromise systems and the information stored there could be accessed, damaged or disclosed. The occurrence of any failure, interruption or security breach of our communications and information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability.

Cybersecurity attacks may disarm and/or bypass system safeguards that are used by us and our vendors and service providers, and allow unauthorized access and misappropriation of financial data and assets.

As a financial institution, we are vulnerable to and are the target of cybersecurity attacks that attempt to access our digital technology systems, disarm and/or bypass system safeguards, access customer data and ultimately increase the risk of economic and reputational loss.

The Company experienced two cyber-intrusions, one in May 2016 and one in January 2017, in which certain customer information was compromised. The Company has strengthened its multi-faceted approach to reduce the exposure of our systems to cyber-intrusions, enhance our defenses against hackers and protect customer accounts and information relevant to customer accounts from unauthorized access. These tools include digital technology safeguards, internal policies and procedures, and employee training.

The Company believes its cybersecurity risk management program reasonably addresses the risk from cybersecurity attacks. However, it is not possible to fully eliminate exposure. We may experience human error or have unknown susceptibilities that allow our systems to become victim to a highly-sophisticated cyber-attack. If hackers gain entry to our systems, they may disable other safeguards that limit loss, including limits on the number, amount and frequency of ATM withdrawals, as well as other loss-prevention or detection measures.

We also face risks related to cybersecurity attacks and security breaches in connection with the use, transmission and storage of sensitive information regarding us and our customers by various vendors and service providers. Some of these vendors and service providers have been the target of cybersecurity attacks or suffered security breaches, and because they use systems that we do not control or secure, future cyber-attacks or security breaches affecting any of these vendors and service providers could impact us through no fault of our own. In some cases, we may have exposure and suffer losses relating to these companies. Although we assess the security of our higher risk vendors and service providers, we cannot be sure that the information security protocols of all companies we do business with are sufficient to withstand cyber-attacks or other security breaches.

Insurance may not cover losses from cybersecurity attacks.

The Company has invested in insurance related to cybersecurity. Insurance policies are necessary to protect the Company from major losses but may be written in such a way as to limit the protection from certain risks, including cyber risks. If the insurance carrier denies coverage of losses, the Company may litigate. Because of policy technicalities, litigation may not result in a favorable outcome for the Company. Litigation will result in additional legal expense.

OPERATIONAL RISK

The Company is dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect the Company's operations and prospects.

The Company currently depends on the services of a number of key management personnel. The loss of key personnel could materially and adversely affect the results of operations and financial condition. The Company's success also depends in part on the ability to attract and retain additional qualified management personnel. Competition for such personnel is strong and the Company may not be successful in attracting or retaining the personnel it requires.

The Company relies on other companies to provide key components of the Company's business infrastructure.

Third parties provide key components of the Company's business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. While the Company has selected these third party vendors carefully, it does not control their actions. Any problem caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, failures of a vendor to provide services for any reason or poor performance of services, could adversely affect the Company's ability to deliver products and services to its customers and otherwise conduct its business. Financial or operational difficulties of a third party vendor could also hurt the Company's operations if those difficulties interface with the vendor's ability to serve the Company. Replacing these third party vendors could also create significant delay and expense and damage the Company's ability to service its customers, resulting in a loss of customer goodwill. Accordingly, use of such third parties creates an unavoidable inherent risk to the Company's business operations.

The Company's ability to operate profitably may be dependent on its ability to integrate or introduce various technologies into its operations.

The market for financial services, including banking and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, online banking and tele-banking. The Company's ability to compete successfully in its market may depend on the extent to which it is able to exploit such technological changes. If the Company is not able to afford such technologies, properly or timely anticipate or implement such technologies, or effectively train its staff to use such technologies, its business, financial condition or results of operations could be adversely affected.

COMPLIANCE AND REGULATORY RISK

Additional laws and regulations, or revisions and rescission of existing laws and regulations, could lead to a significant increase in our regulatory burden.

Both federal and state governments could enact new laws and regulations affecting financial institutions that would further increase our regulatory burden and could negatively affect our profits. Likewise, revisions or rescission of existing laws and regulations already implemented may result in additional compliance costs, at least in the short term or, if done imprudently, could ultimately create economic risks negatively affecting our revenues.

Intense oversight by regulators could result in stricter requirements and higher overhead costs.

Regulators for the Company and the Bank are tasked with ensuring compliance with applicable laws and regulations. Laws and regulations are subject to a degree of interpretation. If financial industry regulators take more extreme interpretations, the Company's earnings could be adversely impacted.

Regulatory capital standards may have an adverse effect on the Company's profitability, lending, and ability to pay dividends.

The Company is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital that the Company and the Bank must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If the Company fails to meet these minimum capital guidelines and/or other regulatory requirements, its financial condition would be materially and adversely affected. The Basel III Capital Rules require bank holding companies and their subsidiaries to maintain significantly more capital as a result of higher required capital levels and more demanding regulatory capital risk weightings and calculations. While the Company is exempt from these capital requirements under the Statement, the Bank is not exempt and must comply. The Bank must also comply with the capital requirements set forth in the "prompt corrective action" regulations pursuant to Section 38 of the Federal Deposit Insurance Act, as amended. Satisfying capital requirements may require the Company to limit its banking operations, retain net income or reduce dividends to improve regulatory capital levels, which could negatively affect its business, financial condition and results of operations.

Changes in accounting standards could impact reported earnings.

The authorities who promulgate accounting standards, including the Financial Accounting Standards Board ("FASB"), SEC, and other regulatory authorities, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes are difficult to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the restatement of consolidated financial statements for prior periods. Such changes could also require the Company to incur additional personnel or technology costs. Notably, guidance issued in June 2016 requires a change in the calculation of credit reserves from using an incurred loss model to using the current expected credit losses model ("CECL"), effective January 1, 2023. To implement the standard, the Company incurred costs related to documentation, technology, training and increased audit expenses to validate the model. Adoption increased our credit reserves and reduced capital. Post adoption, the allowance for credit loss may experience increased volatility associated with change in forecasts that will impact profit and loss and various financial metrics. Please refer to Note 1 of Notes to Consolidated Financial Statements for further information on CECL.

The Company's ability to pay dividends depends upon the results of operations of its subsidiaries.

The Company is a financial holding company and a bank holding company that conducts substantially all of its operations through NBB. As a result, the Company's ability to make dividend payments on its common stock depends primarily on certain federal regulatory considerations and the receipt of dividends and other distributions from NBB. There are various regulatory restrictions on the ability of NBB to pay dividends or make other payments to the Company. Although the Company has historically paid a cash dividend to the holders of its common stock, holders of the common stock are not entitled to receive dividends, and regulatory or economic factors may cause the Company's Board of Directors to consider, among other things, the reduction of dividends paid on the Company's common stock.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact the Company's business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. Federal and state legislatures and regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. The federal banking agencies, including the OCC, have emphasized that climate-related risks are faced by banking organizations of all types and sizes and are in the process of enhancing supervisory expectations regarding banks' risk management practices. In December 2021, the OCC published proposed principles for climate risk management by banking organizations with more than $100 billion in assets. The OCC also has appointed its first ever Climate Change Risk Officer and established an internal climate risk implementation committee in order to assist with these initiatives and to support the agency's efforts to enhance its supervision of climate change risk management. Similar and even more expansive initiatives are expected, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to the Company, the Company would likely experience increased compliance costs and other compliance-related risks.

LEGAL RISK

The Company is subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers make claims and take legal action pertaining to the performance of the Company's fiduciary responsibilities. Whether customer claims and legal action related to the performance of the Company's fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and its products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

GENERAL RISK

We are subject to risks associated with proxy contests and other actions of activist shareholders.

In connection with the Company's 2023 annual meeting of shareholders, Driver Management Company LLC ("Driver") has nominated two candidates for election to the Company's Board of Directors in opposition to two of the four nominees recommended by the Board of Directors. Driver filed preliminary proxy materials in support of its nominees on February 3, 2023. The Company's aggregate expenses related to this proxy contest in excess of those normally spent for an annual meeting, and excluding salaries and wages of its regular employees and officers that have devoted time working on the proxy contest, are expected to be approximately $560. In addition, Driver has indicated that, if it is successful in its proxy solicitation, Driver intends to seek reimbursement from the Company for the expenses Driver incurs.

The proxy contest, or related activities on the part of Driver or another shareholder, may adversely affect our business for a number of reasons, including, without limitation, the following:

- Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees;
- Perceived uncertainties as to our future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel, business partners, customers and others important to our success, any of which could negatively affect our business and our results of operations and financial condition; and
- If nominees advanced by activist shareholders are elected or appointed to our Board of Directors with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plans or to realize long-term value from our assets, and this could in turn have an adverse effect on our business and on our results of operations and financial condition.

Changes in funding for local universities could materially affect our business.

Two major employers in the Company's market area are Virginia Tech and Radford University, both state-supported institutions. If federal or state support for public colleges and universities wanes, our business may be adversely affected from declines in university programs, capital projects, employment, enrollment, sporting and cultural events, and other related factors.

If the economy suffers a recession, our credit risk will increase and there could be greater loan losses.

If the economy suffers a recession, it is likely to result in a higher rate of business closures and increased job losses in the region in which we do business. These factors would increase the likelihood that more of our customers would become delinquent or default on their loans. A higher level of loan defaults could result in higher loan losses, which could adversely affect our result of operations and financial condition.

Political, economic and social risks in the U.S. and the rest of the world could negatively affect the financial markets.

Political, economic and social risks in the U.S. and the rest of the world could affect financial markets and affect fiscal policy, which could negatively affect our investment portfolio and earnings.

While the Company's common stock is currently traded on the Nasdaq Capital Market, it has less liquidity than stocks for larger companies quoted on a national securities exchange.

The trading volume in the Company's common stock on the Nasdaq Capital Market has been relatively low when compared with larger companies listed on the Nasdaq Capital Market or other stock exchanges. There is no assurance that a more active and liquid trading market for the common stock will exist in the future. Consequently, stockholders may not be able to sell a substantial number of shares for the same price at which stockholders could sell a smaller number of shares. In addition, the Company cannot predict the effect, if any, that future sales of its common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of the common stock. Sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, could cause the price of the Company's common stock to decline, or reduce the Company's ability to raise capital through future sales of common stock.

Natural disasters, acts of war or terrorism, the impact of public health issues and other adverse external events could detrimentally affect our financial condition and results of operations.

Natural disasters, acts of war or terrorism, the impact of public health issues and other adverse external events could have a significant negative impact on our ability to conduct business or upon third parties who perform operational services for us or our customers. Such events also could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in lost revenue or cause us to incur additional expenses.

Although the Company has business continuity plans and other safeguards in place, there is no assurance that such plans and safeguards will be effective. In the event of a natural disaster, acts of war or terrorism, public health issues or other adverse external events, our business, services, asset quality, financial condition and results of operations could be adversely affected.

The effects of widespread public health emergencies may negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Widespread health emergencies, such as the current COVID-19 pandemic, can disrupt our operations through their impact on our employees, customers and their businesses, and the communities in which we operate. Disruptions to our customers could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans, negatively impact regional economic conditions, result in a decline in local loan demand, loan originations and deposit availability and negatively impact the implementation of our growth strategy. Any one or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

The economic impact of the COVID-19 pandemic and measures intended to reduce the spread of the virus could adversely affect our business, financial condition, and operations.

Global health and economic concerns relating to the COVID-19 pandemic and government actions taken to reduce the spread of the virus have significantly disrupted the macroeconomic environment in the United States. Although the domestic and global economies have begun to recover from the COVID-19 pandemic as many health and safety restrictions have been lifted and vaccine distribution has increased, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may persist for some time, including labor shortages and disruptions of global supply chains. The growth in economic activity and in the demand for goods and services, coupled with labor shortages and supply chain disruptions, has also contributed to rising inflationary pressures and the risk of recession. Further, the COVID-19 pandemic could have long-lasting impacts on consumer behavior and business practices, including on remote work and business travel. The COVID-19 pandemic and related adverse economic consequences could cause adverse effects on the Company due to a number of operational factors impacting it or its customers or business partners, including but not limited to:

- loan losses resulting from financial stress experienced by our customers;
- collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase;
- operational failures, disruptions, or inefficiencies due to changes in our normal business practices;
- business disruptions experienced by our vendors and business partners in carrying out critical services that support our operations;
- decreased demand for our products and services;
- potential financial liability, loan losses, litigation costs, or reputational damage resulting from our origination of loans as a participating lender in the PPP; and
- heightened levels of cybersecurity risks and payment fraud due to disruption brought about by the pandemic, remote work and increased online activity.

The extent to which the COVID-19 pandemic and related economic consequences impact our business, liquidity, financial condition, and operations will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, if and when the virus can be fully controlled and abated and the extent of its lasting impacts on economic and operating conditions. The impact of the removal of most pandemic related economic stimulus programs is also unknown. To the extent any of the foregoing risks or other factors that develop as a result of COVID-19 and related economic consequences materialize, it could exacerbate the other risk factors discussed in this section, or otherwise materially and adversely affect our business, liquidity, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments

There are no unresolved staff comments.

Item 2. Properties

NBB owns and has a branch bank in NBI's headquarters building located at 101 Hubbard Street, Blacksburg, Virginia. NBB's main office is at 100 South Main Street, Blacksburg, Virginia. NBB owns an additional eighteen branch offices and a private office location for support functions and it leases four branch locations and three loan production offices. As of December 31, 2022, there were no mortgages or liens against any properties. We believe that existing facilities are adequate for current needs and to meet anticipated growth. A list of all branch and ATM locations is available on our website at www.nbbank.com. Information contained on our website is not part of this report. For additional information, please see Note 6 of Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

NBI, NBB, and NBFS are not currently involved in any material pending legal proceedings. There are no legal proceedings against the Company related to cybersecurity.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Information and Dividends

NBI's common stock is traded on the Nasdaq Capital Market under the symbol "NKSH." As of December 31, 2022, there were 549 record stockholders of NBI common stock.

NBI's primary source of funds for dividend payments is dividends from its bank subsidiary, NBB. Bank dividend payments are restricted by regulators, as more fully disclosed in "Regulation, Supervision and Government Policy" contained in Part I, Item 1, "Business" and Note 10 of Notes to Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

In May 2022, NBI's Board of Directors approved the repurchase of up to 250,000 shares of the Company's common stock. The authorization extends from June 1, 2022 to May 31, 2023. During 2022, the Company repurchased 174,250 shares, of which 73,793 shares were repurchased under a prior repurchase plan in effect from June 1, 2021 to May 31, 2022 and 100,457 shares were repurchased under the plan that became effective June 1, 2022. The Company may yet repurchase 149,543 shares under the program. The Company's share repurchase program does not obligate it to acquire any specific number of shares or any shares at all. During 2021, the Company repurchased 368,083 shares under prior repurchase authorizations.

Purchases of Equity Securities by the Issuer

Share repurchase activity during the fourth quarter of 2022 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Number of Shares that May Yet Be Purchased Under the Program
October 1, 2022 – October 31, 2022	3,500	$ 35.76	3,500	213,631
November 1, 2022 – November 30, 2022	29,400	38.28	29,400	184,231
December 1, 2022 – December 31, 2022	34,688	39.32	34,688	149,543
Total during fourth quarter 2022	67,588	$ 38.68	67,588	

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

$ in thousands, except per share data.

The purpose of this discussion and analysis is to provide information about the results of operations, financial condition, liquidity and capital resources of the Company. The discussion should be read in conjunction with the material presented in Item 8, "Financial Statements and Supplementary Data," of this Form 10-K.

Subsequent events have been considered through the date of this Form 10-K.

Cautionary Statement Regarding Forward-Looking Statements

We make forward-looking statements in this Form 10-K that are subject to significant risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals, and are based upon our management's views and assumptions as of the date of this report. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are based upon or are affected by factors that could cause our actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, effects of or changes in:

- interest rates,
- general and local economic conditions,
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury, the OCC, the Federal Reserve, the CFPB and the FDIC, and the impact of any policies or programs implemented pursuant to financial reform legislation,
- unanticipated increases in the level of unemployment in the Company's market,
- the quality or composition of the loan and/or investment portfolios,
- demand for loan products,
- deposit flows,
- competition,
- demand for financial services in the Company's market,
- the real estate market in the Company's market,
- laws, regulations and policies impacting financial institutions,
- technological risks and developments, and cyber-threats, attacks or events,
- the Company's technology initiatives,
- geopolitical conditions, including acts or threats of terrorism and/or military conflicts, or actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts,
- the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues, and other catastrophic events,
- the Company's ability to identify, attract, and retain experienced management, relationship managers, and support personnel, particularly in a competitive labor environment,
- performance by the Company's counterparties or vendors,
- applicable accounting principles, policies and guidelines, and
- the impact of the COVID-19 pandemic, including the adverse impact on our business and operations and on our customers.

These risks and uncertainties should be considered in evaluating the forward-looking statements contained in this report. We caution readers not to place undue reliance on those statements, which speak only as of the date of this report. This discussion and analysis should be read in conjunction with the description of our "Risk Factors" in Item 1A. of this Form 10-K.

Cybersecurity

The Company considers cybersecurity risk to be one of the greatest risks to its business. We have deployed a multi-faceted approach to limit the risk and impact of unauthorized access to customer accounts and to information relevant to customer accounts. We use digital technology safeguards, internal policies and procedures, and employee training to reduce the exposure of our systems to cyber-intrusions. The Company also requires assurances from key vendors regarding their cybersecurity.

We control functionalities of online and mobile banking to reduce risk. We do not offer online account openings or loan originations. We do not permit customers to submit address changes through online banking, and we limit the dollar amount of online banking transfers to other banks. We require a special vetting process for commercial customers who wish to originate ACH transfers and for customers who submit wire requests through online banking.

Further, the Company has a program to identify, mitigate and manage its cybersecurity risks. The program includes penetration testing and vulnerability assessment, technological defenses such as antivirus software, patch management, firewall management, email and web protections, an intrusion prevention system, a cybersecurity insurance policy which covers some but not all losses arising from cybersecurity breaches, as well as ongoing employee training. The cost of these measures was $418 for 2022 and $357 for 2021. These costs are included in various categories of noninterest expense.

However, it is not possible to fully eliminate exposure. The potential for financial and reputational losses due to cyber-breaches is increased by the possibility of human error, unknown system susceptibilities, and the rising sophistication of cyber-criminals to attack systems, disable safeguards and gain access to accounts and related information. We maintain insurance for these risks but insurance policies are subject to exceptions, exclusions and terms whose applications have not been widely interpreted in litigation. Accordingly, insurance can provide less than complete protection against the losses that result from cybersecurity breaches and pursuing recovery from insurers can result in significant expense. In addition, some risks such as reputational damage and loss of customer goodwill, which can result from cybersecurity breaches, cannot be insured against.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with GAAP. The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value obtained when earning income, recognizing an expense, recovering an asset or relieving a liability. Although the economics of the Company's transactions may not change, the timing of events that would impact the transactions could change.

Critical accounting policies are most important to the portrayal of the Company's financial condition or results of operations and require management's most difficult, subjective, and complex judgments about matters that are inherently uncertain. If conditions occur that differ from our assumptions, depending upon the severity of such differences, the Company's financial condition or results of operations may be materially impacted. The Company has designated three policies as critical, including those governing the allowance for loan losses, goodwill and the pension plan. The Company evaluates its critical accounting estimates and assumptions on an ongoing basis and updates them as needed. Please refer to Note 1 of Notes to Consolidated Financial Statements for information on these and other accounting policies.

Non-GAAP Financial Measures

The Company prepares financial information in accordance with GAAP, with the exception of certain financial measures which are computed under a basis other than GAAP ("non-GAAP"). These measures include the efficiency ratio, the net interest margin and the noninterest margin. Management believes such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for GAAP.

Net Interest Margin

The Company uses the net interest margin to measure profit on interest generating activities, as a percentage of total interest-earning assets. The net interest margin is calculated by dividing fully taxable equivalent ("FTE") net interest income by total average interest-earning assets. FTE net interest income is non-GAAP because it incorporates the tax benefit of interest income on loans and securities that is not subject to federal tax. The tax rate utilized in calculating the tax benefit is 21%. The reconciliation of FTE net interest income, which is not a measurement under GAAP, to net interest income, is reflected in the table below.

		Year ended December 31,	
	2022		2021
Total interest income	$	50,109	$	44,987
FTE adjustment		919		961
FTE interest income (non-GAAP)	$	51,028	$	45,948
Interest expense		3,083		3,098
FTE net interest income (non-GAAP)	$	47,945	$	42,850
Average earning assets		1,667,191		1,525,651
Net interest margin (non-GAAP)		2.88%		2.81%

Efficiency Ratio

The efficiency ratio is computed by dividing noninterest expense by the sum of FTE net interest income and noninterest income, excluding certain items management deems unusual or non-recurring. This is a non-GAAP financial measure that the Company believes provides investors with important information regarding operational efficiency. The components of the efficiency ratio calculation are summarized in the following table.

| | Year ended December 31, | | | |
	2022		2021	
Noninterest expense	$	**26,958**	$	26,080
FTE net interest income (non-GAAP)	$	**47,945**	$	42,850
Noninterest income		**12,401**		8,426
Less: partnership income [1]		**(367)**		(467)
Less: realized securities gains		**-**		(6)
Less: gain on sale of private equity investment		**(3,823)**		-
Total income for ratio calculation	$	**56,156**	$	50,803
Efficiency ratio		**48.01**%		51.34%

(1) Gain on adjustment of basis in partnership interests and payouts at the partnerships' election, reflected in other income.

Performance Summary

The following table presents summary income and expenses for the years indicated:

| | Year ended December 31, | | | |
	2022		2021	
Interest income	$	**50,109**	$	44,987
Interest on deposits		**3,083**		3,098
Net interest income		**47,026**		41,889
Provision for (recovery of) loan losses		**706**		(398)
Net interest income after provision for (recovery of) loan losses		**46,320**		42,287
Noninterest income		**12,401**		8,426
Noninterest expense		**26,958**		26,080
Income before income taxes		**31,763**		24,633
Income tax expense		**5,831**		4,251
Net income	$	**25,932**	$	20,382

Net income in 2022 benefitted from expansion in net interest income and from the sale of a private equity investment, reflected in noninterest income. Key performance ratios provide a summary of the Company's results and allow comparison with results from prior years. The following table presents NBI's key performance ratios for the years indicated:

| | Year Ended December 31, | | | |
	2022		2021	
Return on average assets		**1.52**%		1.26%
Return on average equity [1][2]		**17.81**%		10.59%
Basic and fully diluted net earnings per common share	$	**4.33**	$	3.28
Net interest margin [3]		**2.88**%		2.81%
Efficiency ratio [4]		**48.01**%		51.34%

(1) During the year ended December 31, 2022, the Company repurchased 174,250 shares under its publicly announced stock repurchase plan. The repurchased shares reduced shareholder equity by $6,338 during 2022. During the year ended December 31, 2021, the Company repurchased 368,083 shares under its publicly announced stock repurchase plan. The repurchased shares reduced stockholders' equity by $13,354 during 2021.

(2) During 2022, average unrealized losses on the securities portfolio reduced average stockholders' equity by $48,109. During 2021, average unrealized gains on the securities portfolio increased stockholders' equity by $7,759.

(3) The net interest margin is a non-GAAP financial measure. Please see "Non-GAAP Financial Measures" for a reconciliation of non-GAAP measures to GAAP.

(4) The efficiency ratio is a non-GAAP financial measure. Please see "Non-GAAP Financial Measures" for a reconciliation of non-GAAP measures to GAAP.

Change in Key Balances

Key balances are shown in the following table:

	12/31/2022	12/31/2021	Change Dollars	Change Percent
Loans, net of unearned income and deferred fees and costs, and the allowance for loan losses	$ 844,519	$ 795,574	$ 48,945	6.15%
Securities available for sale	656,852	686,080	(29,228)	(4.26%)
Deposits	1,542,725	1,494,587	48,138	3.22%
Total assets	1,677,551	1,702,175	(24,624)	(1.45%)
Stockholders' equity	122,687	191,751	(69,064)	(36.02%)

Loans, net of unearned income and deferred fees and costs and the allowance for loan losses, grew when December 31, 2022 is compared with December 31, 2021 due to customer demand in the Company's primary markets. During 2022, the Company expanded its lending footprint, opening two new loan production offices in Charlottesville and Staunton, Virginia.

Securities available for sale are reported at fair value, which moves inversely to interest rate changes. The Federal Reserve increased interest rates substantially during 2022, causing a decline in securities fair value when December 31, 2022 is compared with December 31, 2021.

Customer deposits increased when December 31, 2022 is compared with December 31, 2021, in all categories except for time deposits. Time deposit offering rates were set strategically low during 2022. During the fourth quarter of 2022, deposits decreased from the third quarter of 2022 due to competitive pressure.

When December 31, 2022 is compared with December 31, 2021, the decrease in total assets and in stockholders' equity is primarily due to a decline in the market value of securities.

Asset Quality

Key indicators of NBI's asset quality are presented in the following table:

	12/31/2022	12/31/2021
Nonperforming loans[1]	$ 2,847	$ 2,873
Loans past due 90 days or more and accruing	8	90
Other real estate owned	662	957
Allowance for loan losses to loans[2]	0.96%	0.96%
Net charge-off ratio	0.02%	0.05%

(1) Nonperforming loans are nonaccrual loans and troubled debt restructurings ("TDRs") in nonaccrual status. Accruing TDRs are not included.

(2) Loans are net of unearned income and deferred fees and costs.

The Company monitors asset quality indicators in managing credit risk and in determining the allowance and provision for loan losses. As of December 31, 2022, nonperforming loans, other real estate owned ("OREO"), and loans past due 90 days or more improved when compared with levels as of December 31, 2021. The net charge-off ratio decreased from 2021 to 2022.

The Company believes that sufficient resources have been dedicated to working out problem assets, and exposure to loss is somewhat mitigated because most of the nonperforming loans are collateralized. More information about nonaccrual and past due loans is provided in Note 1 and Note 5 of Notes to Consolidated Financial Statements. The Company continues to carefully monitor risk levels within the loan portfolio.

Income Statement

The following provides information on the results of operations for the years ended December 31, 2022 and December 31, 2021.

Net Interest Income

The Company's primary source of revenue is net interest income, which is the difference between the interest and fees earned on loans and investments and the interest paid on customer deposits and other interest-bearing liabilities. Net interest income is affected by various factors, including the Federal Reserve's monetary policy, U.S. fiscal policy, competitive pressure, the level and composition of the interest-earning assets and the composition of interest-bearing liabilities. Changes in the Federal Reserve's target interest rate immediately affect the yield on the Company's interest-bearing deposits in correspondent banks and affect other interest-earning assets over time. The primary source of funds used to support the Company's interest-earning assets is deposits. When the interest rate environment changes, the Company assesses competition for deposits in determining changes to its offering rates.

The net interest margin for the year ended December 31, 2022 improved when compared with the year ended December 31, 2021. Federal Reserve rate increases during 2022 improved yields on interest-bearing deposits in correspondent banks and on adjustable-rate mortgage backed securities. The yield on loans decreased during 2022, due to PPP fees received in 2021, however the yield on loans originated or repriced after March of 2022 benefitted from the Federal Reserve rate increases. High levels of customer deposits and low competition during 2022 allowed the Company to maintain low interest expense for the year ended December 31, 2022, compared with the year ended December 31, 2021. During the fourth quarter of 2022, the Company experienced higher competition and pricing pressure on deposits, and expects this will continue into 2023.

The frequency and/or magnitude of future changes in market interest rates and legislative changes are difficult to predict and may have a greater short-term impact on net interest income than adjustments by management. Please refer to the section titled "Analysis of Changes In Interest Income and Interest Expense" for further information related to rate and volume changes.

Analysis of Net Interest Earnings

The following table shows the major categories of interest-earning assets and interest-bearing liabilities, the interest earned or paid, the average yield or rate on the daily average balance outstanding, net interest income and net yield on average interest-earning assets for the years indicated.

	December 31, 2022			December 31, 2021		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:						
Loans [1][2][3][4][5]	$ 833,226	$ 34,579	4.15%	$ 787,754	$ 35,241	4.47%
Taxable securities, at amortized cost[6]	669,515	12,788	1.91%	524,818	7,960	1.52%
Nontaxable securities, at amortized cost [2]	75,487	2,308	3.06%	80,059	2,577	3.22%
Interest-bearing deposits	88,963	1,353	1.52%	133,020	170	0.13%
Total interest-earning assets	$ 1,667,191	$ 51,028	3.06%	$ 1,525,651	$ 45,948	3.01%
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 910,989	$ 2,794	0.31%	$ 811,661	$ 2,657	0.33%
Savings deposits	216,414	148	0.07%	190,997	174	0.09%
Time deposits	77,686	141	0.18%	86,089	267	0.31%
Total interest-bearing liabilities	$ 1,205,089	$ 3,083	0.26%	$ 1,088,747	$ 3,098	0.28%
Net interest income[2] and interest rate spread		$ 47,945	2.80%		$ 42,850	2.73%
Net yield on average interest-earning assets			2.88%			2.81%

(1) Loans are net of unearned income and deferred fees and costs. Loans include loans held in portfolio and loans held for sale.
(2) Interest on nontaxable loans and securities is computed on an FTE basis using a Federal income tax rate of 21%.
(3) Net loan fees included in interest income in 2022 were $230. Net loan fees included in interest income in 2021 were $2,558, of which $2,444 were related to PPP loans.
(4) In 2021, average loans included PPP loans of $25,600 with associated interest and fee income of $2,711. If PPP loans were excluded the FTE yield on loans would have been 4.27%, and the net interest margin would have been 2.63%. The vast majority of PPP loans were paid off by December 31, 2021.
(5) Nonaccrual loans are included in average balances for yield computations.
(6) Includes restricted stock.

The following table reconciles net interest income on an FTE basis to net interest income on a GAAP basis for the years indicated.

	December 31,	
	2022	2021
Net interest income, GAAP	$ 47,026	$ 41,889
FTE adjustment	919	961
Net interest income, FTE	$ 47,945	$ 42,850

Analysis of Changes in Interest Income and Interest Expense

The following table sets forth a summary of the changes in interest income and interest expense resulting from changes in average asset and liability balances (volume) and changes in average interest rates (rate), when the year ended December 31, 2022 is compared with the year ended December 31, 2021.

	2022 Over 2021		
	Changes Due To		
	Rates(2)	Volume(2)	Net Dollar Change
Interest income: (1)			
Loans	**$ (2,631)**	**$ 1,969**	**$ (662)**
Taxable securities	**2,340**	**2,488**	**4,828**
Nontaxable securities	**(126)**	**(143)**	**(269)**
Interest-bearing deposits	**1,257**	**(74)**	**1,183**
Increase in income on interest-earning assets	**$ 840**	**$ 4,240**	**$ 5,080**
Interest expense:			
Interest-bearing demand deposits	**$ (175)**	**$ 312**	**$ 137**
Savings deposits	**(47)**	**21**	**(26)**
Time deposits	**(102)**	**(24)**	**(126)**
Increase (decrease) in expense of interest-bearing liabilities	**$ (324)**	**$ 309**	**$ (15)**
Increase in net interest income	**$ 1,164**	**$ 3,931**	**$ 5,095**

(1) FTE basis using a Federal income tax rate of 21%.
(2) Variances caused by the change in rate multiplied by the change in volume have been allocated to rate and volume changes proportional to the relationship of the absolute dollar amounts of the change in each.

Total interest income increased when the year ended December 31, 2022 is compared with the year ended December 30, 2021, primarily due to volume. Rate-related income on loans fell when the year ended December 31, 2022 is compared with the year ended December 31, 2021 due to PPP fees that were received during 2021. However, increased volume offset much of the impact of lower income from rates.

Federal Reserve interest rate increases in 2022 improved yield on interest-bearing deposits and yield on variable-rate and new taxable securities, when the year ended December 31, 2022 is compared with the year ended December 31, 2021. Higher volume in taxable securities also increased interest income. Income on nontaxable securities decreased when the year ended December 31, 2022 is compared with the year ended December 31, 2021, as higher-yielding nontaxable securities matured and were not replaced.

Deposit volume increased interest expense that was mitigated by lower deposit offering rates, when the years ended December 31, 2022 and 2021 are compared.

The following table sets forth a summary of the changes in interest income and interest expense resulting from changes in average asset and liability balances (volume) and changes in average interest rates (rate), when the year ended December 31, 2021 is compared with the year ended December 31, 2020.

	2021 Over 2020		
	Changes Due To		
	Rates(2)	Volume(2)	Net Dollar Change
Interest income: (1)			
Loans	$ (533)	$ 807	$ 274
Taxable securities	(1,430)	2,007	577
Nontaxable securities	(402)	589	187
Interest-bearing deposits	(226)	120	(106)
Increase (decrease) in income on interest-earning assets	$ (2,591)	$ 3,523	$ 932
Interest expense:			
Interest-bearing demand deposits	$ (1,789)	$ 687	$ (1,102)
Savings deposits	(312)	72	(240)
Time deposits	(1,077)	(320)	(1,397)
Increase (decrease) in expense of interest-bearing liabilities	$ (3,178)	$ 439	$ (2,739)
Increase in net interest income	$ 587	$ 3,084	$ 3,671

(1) Taxable equivalent basis using a Federal income tax rate of 21%.
(2) Variances caused by the change in rate multiplied by the change in volume have been allocated to rate and volume changes proportional to the relationship of the absolute dollar amounts of the change in each.

The low interest rate environment reduced interest income when the year ended December 31, 2021 is compared with the year ended December 31, 2020. However, greater volume more than offset the impact of rates, resulting in a net increase in interest income.

The Company's reduced deposit offering rates saved $3,178 in interest expense, slightly offset by increased expense for higher volume when the year ended December 31, 2021 is compared with the year ended December 31, 2020.

Interest Rate Sensitivity

Interest rate risk is the risk to earnings or capital arising from movements in market interest rates. When interest-earning assets and interest-bearing liabilities reprice at different times or in different degrees or when call options are exercised, in response to change in market interest rates, future net interest income is impacted. When interest-earning assets mature or re-price more quickly than interest-bearing liabilities, the balance sheet is considered "asset sensitive". An asset sensitive position will produce relatively more net interest income when interest rates rise and less net interest income when rates decline. Conversely, when interest-bearing liabilities mature or re-price more quickly than interest-earning assets in a given period, the balance sheet is considered "liability sensitive". A liability sensitive position will produce relatively more net interest income when interest rates fall and less net interest income when rates increase.

The Company considers interest rate risk to be a significant risk and manages its exposure through policies approved by its Asset Liability Committee ("ALCO") and Board of Directors. ALCO reviews periodic reports of the Company's interest rate risk position, including results of simulation analysis. Simulation analysis applies interest rate shocks, hypothetical immediate shifts in interest rates, to the Company's financial instruments and determines the impact to projected one-year net interest income and other key measures.

The following table shows the results of rate shocks on net interest income projected for one year from the reporting date. For purposes of this analysis, noninterest income and expenses are assumed to be flat.

Rate Shift (basis points)	Change in Projected Net Interest Income as of December 31,	
	2022	2021
300	-10.7%	2.5%
200	-7.0%	2.9%
100	-3.4%	2.5%
(-)100	1.3%	0.0%
(-)200	0.6%	NA
(-)300	-1.78%	NA

Results of the net interest income simulation as of December 31, 2022 indicate that the Company is liability sensitive, a change from the asset sensitive position as of December 31, 2021. The simulation process requires certain estimates and assumptions including, but not limited to, asset growth, the mix of assets and liabilities, the interest rate environment and local and national economic conditions. Asset growth and the mix of assets can, to a degree, be influenced by management. Other areas, such as the interest rate environment and economic factors, cannot be controlled. In addition, competitive pressures can make it difficult to price deposits and loans in a manner that optimally minimizes interest rate risk. Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes; changes in market conditions and customer behavior; and changes in management strategies.

While the asset/liability management program is designed to protect the Company over the long term, it does not provide near-term protection from interest rate shocks, as interest rate sensitive assets and liabilities do not by their nature move up or down in tandem in response to changes in the overall rate environment. The Company's profitability in the near term may be temporarily negatively affected in a period of rapidly rising or rapidly falling rates, because it takes some time for the Company's portfolio to reflect changes to offering rates in response to a new interest rate environment.

Provision for (Recovery of) Loan Loss

Provision for loan loss for the year ended December 31, 2022 was $706, compared with a recovery of $398 for the year ended December 31, 2021. The ratio of the allowance for loan loss to total loans was 0.96% as of December 31, 2022 and December 31, 2021. The provision for the year ended December 31, 2022 reflects loan portfolio growth and changes in factors detailed in "Balance Sheet – Loans – Allowance for Loan Losses" below. The recovery in 2021 reflected improved economic indicators from those in 2020. More information about the level and calculation methodology of the allowance for loan losses is provided in Notes 1 and 5 of Notes to Consolidated Financial Statements.

Noninterest Income

The following table presents the Company's noninterest income for the years indicated.

| | Year Ended December 31, | | Change | |
	2022	2021	Dollar	Percent
Service charges on deposits	$ 2,425	$ 2,045	$ 380	18.58 %
Other service charges and fees	214	179	35	19.55 %
Credit card fees, net	1,916	1,869	47	2.51 %
Trust income	1,817	1,792	25	1.40 %
Bank-owned life insurance income	958	910	48	5.27 %
Gain on sale of mortgage loans	157	364	(207)	(56.87)%
Gain on sale of private equity investment	3,823	-	3,823	100.00 %
Other income	1,091	1,261	(170)	(13.48)%
Realized securities gains, net	-	6	(6)	(100.00)%
Total noninterest income	$ 12,401	$ 8,426	$ 3,975	47.18 %

Service charges on deposit accounts increased when the year ended December 31, 2022 is compared with the year ended December 31, 2021, primarily due to fees generated from increased customer use of the Bank's overdraft program. Service charges on deposit accounts also include account maintenance fees, ATM fees and wire transfer fees.

Other service charges and fees increased due to higher volume of letters of credit and associated fees, when the year ended December 31, 2022 is compared with the year ended December 31, 2021. Other service charges and fees also include charges for official checks, income from the sale of checks to customers, safe deposit box rent, and income from commissions on the sale of credit life, accident and health insurance.

Increased transaction volume improved credit card fees when the year ended December 31, 2022 is compared with the year ended December 31, 2021. Credit card fees are presented net of certain processing expenses and are dependent on the volume of transactions.

Trust income increased when the year ended December 31, 2022 is compared with the year ended December 31, 2021. Trust fees are generated from a number of different types of accounts, including estates, personal trusts, employee benefit trusts, investment management accounts, attorney-in-fact accounts and guardianships. Trust income varies depending on the number and type of accounts under management and financial market conditions.

The Company purchased an additional $5,000 in bank-owned life insurance ("BOLI") during 2021, contributing to increased income compared with 2021.

The Federal Reserve's rate increases in 2022 slowed the level of consumer real estate purchase and refinance activity, decreasing the sale of mortgage loans when compared to 2021.

The Company held an ownership interest in Infinex Investments, Inc. ("Infinex"), through which NBFS provides investment services. During the fourth quarter of 2022, the Company recognized a gain on the sale of its shares when Infinex was acquired by a larger holding company. Infinex continues as a division of its new parent company and NBFS continues to work through Infinex to provide investment services.

Other income includes dividends and increases in the Company's equity-method investments, which decreased when the year ended December 31, 2022 is compared with the year ended December 31, 2021. Other income also includes net gains from the sale of fixed assets and revenue from investment and insurance sales.

Noninterest Expense

The following table presents the Company's noninterest expense for the years indicated.

| | Year Ended December 31, | | Change | |
	2022	2021	Dollar	Percent
Salaries and employee benefits	$ 16,519	$ 15,747	$ 772	4.90 %
Occupancy, furniture and fixtures	1,934	1,842	92	4.99 %
Data processing and ATM	3,186	3,039	147	4.84 %
FDIC assessment	477	422	55	13.03 %
Net costs of OREO	325	51	274	537.25 %
Franchise taxes	1,483	1,425	58	4.07 %
Other operating expenses	3,034	3,554	(520)	(14.63)%
Total noninterest expense	$ 26,958	$ 26,080	$ 878	3.37 %

Salaries and employee benefits expense, which includes payroll taxes, health insurance, contributions to the employee stock ownership plan and employee 401(k), pension expense, incentives and salary continuation increased when 2022 is compared with 2021, due to normal compensation and staffing decisions.

When the year ended December 31, 2022 is compared with the year ended December 31, 2021, occupancy, furniture and fixtures expense and data processing and ATM expense increased slightly, as did FDIC assessment expense. The FDIC assessment is accrued based on a method provided by the FDIC.

Net costs of OREO include write-downs, maintenance costs, and net gains or losses on the sale of OREO property. This expense category varies with the number of foreclosed properties owned by NBB and with the costs associated with each. During 2022, the Company wrote down a property by $295 to reflect reduction in list price taken as part of a marketing strategy. Other costs for these properties in 2022 were $30. In 2021, the Company recorded a loss on sale of $26 and other expenses of $25.

Franchise tax expense increased when the years ended December 31, 2022 and 2021 are compared. Franchise taxes are levied by the states in which NBB operates and are based upon NBB's total equity at the prior year-end, adjusted for real estate taxes and certain other items.

The category of other operating expenses includes noninterest expense items such as professional services, stationery and supplies, telephone costs, non-service pension cost and charitable donations. Other operating expenses decreased when the years ended December 31, 2022 and 2021 are compared, primarily due to a decrease of $597 in non-service pension cost. Non-service pension cost is determined by actuarial assumptions and projections. During 2022 and 2021, the calculations resulted in a credit to expense, due to the expected return on plan assets. For more information on non-service pension cost, please refer to Note 8 of Notes to Consolidated Financial Statements.

Income Taxes

Income tax expense for 2022 was $5,831 compared to $4,251 in 2021. The Company's statutory tax rate was 21% for such years. The Company's effective tax rates for 2022 and 2021 were 18.36% and 17.26%, respectively. The expected income tax expense based on the Company's statutory tax rate differs from the actual income tax expense due to tax exempt income on municipal securities and loans. See Note 9 of Notes to Consolidated Financial Statements for information relating to income taxes.

Balance Sheet

The following provides information on the Company's financial position as of December 31, 2022 and December 31, 2021.

Loans

The Company's loan categorization reflects its approach to loan portfolio management and includes six groups. Real estate construction loans include construction loans for residential and commercial properties, as well as land. Consumer real estate loans include conventional and junior lien mortgages, equity lines and investor-owned residential real estate. Commercial real estate loans are comprised of owner-occupied and leased nonfarm, nonresidential properties, multi-family residence loans and farmland. Commercial non real estate loans include agricultural loans, operating capital lines and loans secured by capital assets. Public sector and industrial development authority ("IDA") loans are extended to municipalities. Consumer non-real estate loans include automobile loans, personal loans, credit cards and consumer overdrafts.

A. Maturities and Interest Rate Sensitivities

The following table presents maturities and interest rate sensitivities for total loans, loans with predetermined interest rates and loans with adjustable interest rates. Predetermined interest rates do not adjust throughout the life of the loan. Loans are presented on a gross basis.

| | December 31, 2022 | | | | |
	< 1 Year	1 – 5 Years	6-15 Years	>15 Years	Total
Total loans:					
Real estate construction	$ 22,781	$ 20,165	$ 6,023	$ 5,610	$ 54,579
Consumer real estate	4,316	9,207	58,402	149,127	221,052
Commercial real estate	7,118	17,469	79,063	334,238	437,888
Commercial non real estate	14,820	38,746	3,778	308	57,652
Public sector and IDA	-	4,174	27,213	16,687	48,074
Consumer non-real estate	9,759	23,150	956	83	33,948
Total loans	$ 58,794	$ 112,911	$ 175,435	$ 506,053	$ 853,193

(continued)

Loans with predetermined interest rates:					
Real estate construction	15,844	14,459	358	892	31,553
Consumer real estate	728	2,309	11,921	28,116	43,074
Commercial real estate	3,828	1,226	4,418	-	9,472
Commercial non real estate	2,492	31,487	1,849	-	35,828
Public sector and IDA	-	4,058	9,590	-	13,648
Consumer non-real estate	3,903	23,103	686	-	27,692
Total loans with predetermined interest rates	$ 26,795	$ 76,642	$ 28,822	$ 29,008	$ 161,267
Loans with adjustable interest rates:					
Real estate construction	$ 6,937	$ 5,706	$ 5,665	$ 4,718	$ 23,026
Consumer real estate	3,588	6,898	46,481	121,011	177,978
Commercial real estate	3,290	16,243	74,645	334,238	428,416
Commercial non real estate	12,328	7,259	1,929	308	21,824
Public sector and IDA	-	116	17,623	16,687	34,426
Consumer non-real estate	5,856	47	270	83	6,256
Total loans with adjustable interest rates	$ 31,999	$ 36,269	$ 146,613	$ 477,045	$ 691,926

B. Modifications

In the ordinary course of business the Company modifies loan terms on a case-by-case basis, including consumer and commercial loans, for a variety of reasons. Modifications may include rate reductions, payment extensions of varying lengths of time, a change in amortization term or method or other arrangements. Payment extensions allow borrowers temporary payment relief and result in extending the original contractual maturity by the number of months for which the extension was granted. The Company may grant payment extensions to borrowers who have demonstrated a willingness and ability to repay their loan but who are experiencing consequences of a specific unforeseen temporary hardship. If the temporary event is not expected to impact a borrower's ability to repay the debt, and if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the extension period at contractual maturity, the modification is not designated a TDR.

Modifications to consumer loans generally involve short-term payment extensions to accommodate specific, temporary circumstances. Modifications to commercial loans may include, but are not limited to, changes in interest rate, maturity, amortization and financial covenants. If the modified terms are consistent with competitive market conditions and representative of terms the borrower could otherwise obtain in the open market, the modified loan is not categorized as a TDR. The Company codes modifications to assist in identifying TDRs.

During the year ended December 31, 2022, the Company provided modifications for competitive reasons to 840 loans totaling $120,241. During the year ended December 31, 2021, the Company provided modifications for competitive reasons to 875 loans totaling $112,718. The modifications were not TDRs and were not related to COVID-19.

During 2021, the Company provided modifications to borrowers experiencing COVID-19 related hardship. The modification met criteria specified by the CARES Act, the CAA and regulatory guidance and were not designated TDR, including 37 payment extensions to loans totaling $16,426 and 8 amortizing loans granted temporary interest-only periods totaling $22,135. The Company followed its normal risk rating and nonaccrual designation procedures and did not automatically downgrade or designate as nonaccrual if the loan was modified for COVID-19 related difficulty.

C. TDRs

Modifications are evaluated to determine whether they meet requirements for designation as TDR. Please refer to Notes 1 and 5 of Notes to Consolidated Financial Statements for information on designation of TDRs during the reporting periods and the effect of default on the allowance for loan losses. The Company's TDRs, by delinquency status, are presented below:

	TDR Delinquency Status as of December 31, 2022				
		Accruing			
	Total TDR Loans	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual
Consumer real estate	$ 186	$ -	$ 186	$ -	$ -
Commercial real estate	2,583	90	-	-	2,493
Commercial non real estate	263	-	-	-	263
Total TDR Loans	$ 3,032	$ 90	$ 186	$ -	$ 2,756

	TDR Delinquency Status as of December 31, 2021				
			Accruing		
	Total TDR Loans	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual
Consumer real estate	$ 191	$ 191	$ -	$ -	$ -
Commercial real estate	5,386	2,814	-	-	2,572
Commercial non real estate	301	-	-	-	301
Total TDR Loans	$ 5,878	$ 3,005	$ -	$ -	$ 2,873

D. Summary of Loan Loss Experience

The following table provides information about the allowance for loan losses, nonperforming assets and accruing loans past due 90 days or more:

	December 31,	
	2022	2021
Allowance for loan losses	$ 8,225	$ 7,674
Total loans, net of unearned income and deferred fees	852,744	803,248
Allowance for loan losses to loans, net of unearned income and deferred fees and costs	0.96%	0.96%
Nonaccrual loans	$ 91	$ -
TDR loans in nonaccrual status	2,756	2,873
Total nonperforming loans	$ 2,847	$ 2,873
Other real estate owned, net	662	957
Total nonperforming assets	$ 3,509	$ 3,830
Nonperforming loans to total loans, net of unearned income and deferred fees and costs	0.33%	0.36%
Allowance for loan losses to nonperforming loans	288.90%	267.11%
Nonperforming assets to loans, net of unearned income and deferred fees and costs, plus other real estate owned	0.41%	0.48%
Allowance for loan losses to nonperforming assets	234.40%	200.37%
Accruing loans past due 90 days or more	$ 8	$ 90

More information about the level and calculation methodology of the allowance for loan losses is provided in the sections "Allowance for Loan Losses" as well as Notes 1 and 5 of Notes to Consolidated Financial Statements.

E. Analysis of Net Charge-Offs

The following tables show net charge-offs, average loan balance and the percentage of charge-offs to average loan balance for each of the Company's loan segments at the end of each period. Average loans are presented net of unearned income and net deferred fees.

	December 31, 2022		
	Net Charge-Offs (Recoveries)	Average Loans	Percentage of Net Charge-Offs (Recoveries) to Average Loans
Real estate construction	$ -	$ 67,197	-
Consumer real estate	(16)	213,578	(0.01)%
Commercial real estate	(49)	422,259	(0.01)%
Commercial non real estate	(9)	53,742	(0.02)%
Public Sector and IDA	-	48,112	-
Consumer non-real estate	229	33,183	0.69 %
Total	$ 155	$ 833,071	0.02 %

	December 31, 2021		
	Net Charge-Offs (Recoveries)	Average Loans	Percentage of Net Charge-Offs (Recoveries) to Average Loans
Real estate construction	$ -	$ 45,463	-
Consumer real estate	(7)	193,159	-
Commercial real estate	(159)	402,146	(0.04)%
Commercial non real estate	493	68,917	0.72 %
Public Sector and IDA	-	45,829	-
Consumer non-real estate	82	31,589	0.26 %
Total	$ 409	$ 787,103	0.05 %

The Company charges off commercial real estate loans at the time that a loss is confirmed. When delinquency status or other information indicates that the borrower will not repay the loan, the Company considers collateral value based upon a current appraisal or internal evaluation. Any loan amount in excess of collateral value is charged off and the collateral is taken into OREO.

F.   Allowance for Loan Losses

The Company's risk analysis as of December 31, 2022 determined an allowance for loan losses of $8,225 or 0.96% of loans net of unearned income and deferred fees and costs. The allowance as of December 31, 2021 was $7,674 or 0.96% of loans net of unearned income and deferred fees and costs. To determine the appropriate level of the allowance for loan losses, the Company considers credit risk for certain loans designated as impaired and for non-impaired ("collectively evaluated") loans.

Individually Evaluated Impaired Loans

Individually evaluated impaired loans decreased from December 31, 2021 to December 31, 2022, due to the payoff of one relationship. As of December 31, 2022 individually evaluated loans were $3,032 on a gross basis and $3,033 net of unearned income and deferred fees and costs. Individually evaluated impaired loans as of December 31, 2021 were $5,878 gross and $5,880 net of unearned income and deferred fees and costs. Measurement as of December 31, 2022 and December 31, 2021 did not result in specific allocations to the allowance for loan losses.

Collectively Evaluated Loans

Collectively evaluated loans totaled $850,161 gross and $849,711 net of unearned income and deferred fees and costs, with an allowance of $8,225 or 0.97% of collectively evaluated loans net of unearned income and deferred fees and costs as of December 31, 2022. As of December 31, 2021, collectively evaluated loans totaled $797,851 gross and $797,368 net of unearned income and deferred fees and costs, with an allowance of $7,674 or 0.96% of collectively evaluated loans net of unearned income and deferred fees and costs.

Collectively evaluated loans are divided into classes based upon risk characteristics. In order to calculate the allowance for collectively evaluated loans, the Company applies to each loan class a historical net charge-off rate for the class, adjusted for qualitative factors that influence credit risk. Qualitative factors evaluated for impact to credit risk include economic measures, asset quality indicators, loan characteristics, and changes to internal Company policies and management.

Net Charge-Offs

Increases in the net charge-off rate require the allowance for collectively evaluated loans to be increased, while decreases in the net charge-off rate require the allowance for collectively evaluated loans to be decreased. On a portfolio level, net charge-offs were $155 for the year ended December 31, 2022, or 0.02% of average loans. For the year ended December 31, 2021, net charge-offs were $409 or 0.05% of average loans. The 8-quarter average historical loss rate was 0.03% for the year ended December 31, 2022 and 0.05% for the year ended December 31, 2021.

Economic Factors

Economic factors influence credit risk and impact the allowance for loan loss. The Company sources economic data pertinent to its market from the most recently available publications, including unemployment, business and personal bankruptcy filings, the residential vacancy rate and the inventory of new and existing homes.

As of December 31, 2022, the unemployment rate for the Company's market area was measured as of November 2022 and increased from the measurement available as of December 31, 2021, leading management to increase the allocation to the allowance for loan losses.

Business and personal bankruptcy filing data was available as of September 2022. Higher bankruptcy filings indicate heightened credit risk and increase the allowance for loan losses, while lower bankruptcy filings have a beneficial impact on credit risk. Compared with data available as of December 31, 2021, business bankruptcy filings slightly decreased and personal bankruptcy filings slightly increased.

Residential vacancy rates and housing inventory impact the Company's residential construction customers and the consumer real estate market. Higher levels increase credit risk. The residential vacancy rate as of December 31, 2022 was measured as of the third quarter of 2022 and worsened slightly from the data incorporated into the December 31, 2021 calculation, resulting in a higher allocation. Housing inventory data was available as of December 31, 2022. The level was slightly higher than the level as of December 31, 2021, resulting in a higher allocation.

Economic factors in 2021 included an allocation for national unemployment filings. This factor was added early in the COVID-19 pandemic to capture risk that may not have been reflected by the Company's standard economic indicators. By the beginning of 2022, national unemployment filings had returned to pre-pandemic levels for a sustained period and the Company removed the allocation.

Asset Quality Indicators

Asset quality indicators, including past due levels, nonaccrual levels and internal risk ratings, are evaluated at the class level. Loans past due and loans designated nonaccrual indicate heightened credit risk. Increases in past due and nonaccrual loans increase the required level of the allowance for loan losses and decreases in past due and nonaccrual loans reduce the required level of the allowance for loan losses.

Accruing loans past due 30-89 days were 0.16% of total loans net of unearned income and deferred fees and costs as of December 31, 2022, an increase from 0.12% as of December 31, 2021. As of December 31, 2022, accruing loans past due 90 days were $8, compared with $90 or 0.01% of total loans, net of unearned income and deferred fees and costs as of December 31, 2021. Nonaccrual loans as a percentage of total loans net of unearned income and deferred fees and costs were 0.33% as of December 31, 2022 and 0.36% as of December 31, 2021.

Loans rated special mention and classified (together, "criticized assets") indicate heightened credit risk. Higher levels of criticized assets increase the required level of the allowance for collectively evaluated loans, while lower levels of criticized assets reduce the required level of the allowance for collectively evaluated loans. There were no collectively evaluated loans rated special mention as of December 31, 2022, compared with $3,728 as of December 31, 2021, due to improvement in credit quality of a large relationship. Collectively evaluated loans rated classified were $1,393 as of December 31, 2022 and $1,064 as of December 31, 2021.

Other Factors

The Company considers other factors that impact credit risk, including the interest rate environment, the competitive, legal and regulatory environments, changes in lending policies and loan review, changes in management, and high risk loans.

The interest rate environment impacts variable rate loans. When interest rates increase, the payment on variable rate loans increases, which may increase credit risk. The Federal Reserve increased the target Fed Funds rate seven times, totaling 425 basis points during 2022, resulting in an increased allocation for December 31, 2022 compared with the allocation for December 31, 2021.

The competitive, legal and regulatory environments were evaluated for changes that would impact credit risk. Higher competition for loans may increase credit risk, while lower competition may decrease credit risk. Competition remained at a similar level to that as of December 31, 2021. The legal and regulatory environments remain in a similar posture to that as of December 31, 2021.

Lending policies, loan review procedures and management's experience influence credit risk. During 2022, appraisal requirements on residential real estate changed, resulting in an increased allocation from December 31, 2021. Loan review procedures remained similar to those as of December 31, 2021 and no allocation was taken. The allocation for management experience declined from December 31, 2021 to December 31, 2022, due to the hiring of a seasoned Chief Credit Officer to replace the former Chief Credit Officer who left at the end of 2021.

Levels of high risk loans are considered in the determination of the level of the allowance for loan loss. A decrease in the level of high risk loans within a class decreases the required allocation for the loan class, and an increase in the level of high risk loans within a class increases the required allocation for the loan class. Total high risk loans decreased 7.67% from the level as of December 31, 2021.

Unallocated Surplus

The unallocated surplus as of December 31, 2022 was $179 or 2.23% in excess of the calculated requirement. The unallocated surplus as of December 31, 2021 was $361 or 4.94% in excess of the calculated requirement. The surplus provides some mitigation of current economic uncertainty that may impact credit risk.

Conclusion

The calculation of the appropriate level for the allowance for loan losses incorporates analysis of multiple factors and requires management's prudent and informed judgment. The Company augmented the calculated requirement with an unallocated surplus. Based on analysis of historical indicators, asset quality and economic factors, management believes the level of allowance for loan losses is reasonable for the credit risk in the loan portfolio as of December 31, 2022.

Please refer to Note 5 of Notes to Consolidated Financial Statements for further information on collectively evaluated loans, individually evaluated impaired loans and the unallocated portion of the allowance for loan losses.

G. Allocation of the Allowance for Loan Losses

The allowance for loan losses has been allocated according to the amount deemed necessary to provide for anticipated losses within the categories of loans as of the dates indicated. Loans are presented net of unearned income and net deferred fees and costs.

	December 31, 2022			December 31, 2021		
	Allowance Amount	Percent of Loans to Total Loans	Percent of Allowance to Loans	Allowance Amount	Percent of Loans to Total Loans	Percent of Allowance to Loans
Real estate construction	$ 450	6.40%	0.82%	$ 422	6.07%	0.87%
Consumer real estate	2,199	25.93%	0.99%	1,930	26.02%	0.92%
Commercial real estate	3,642	51.33%	0.83%	3,121	50.49%	0.77%
Commercial non real estate	930	6.76%	1.61%	1,099	7.50%	1.82%
Public sector and IDA	319	5.64%	0.66%	297	5.97%	0.62%
Consumer non-real estate	506	3.94%	1.50%	444	3.95%	1.40%
Unallocated	179	-	-	361	-	-
	$ 8,225	100.00%	0.96%	$ 7,674	100.00%	0.96%

An analysis of the allowance for loan losses by impairment basis follows. Loans are presented on a gross basis.

	December 31,	
	2022	2021
Impaired loans	$ 3,032	$ 5,878
Allowance related to impaired loans	-	-
Allowance to impaired loans	-	-
Non-impaired loans	850,161	797,851
Allowance related to non-impaired loans	8,225	7,674
Allowance to non-impaired loans	0.97%	0.96%
Total gross loans	853,193	803,729
Less: unearned income and deferred fees and costs	(449)	(481)
Loans, net of unearned income and deferred fees and costs	852,744	803,248
Allowance for loan losses, total	8,225	7,674
Allowance as a percentage of loans, net of unearned income and deferred fees and costs	0.96%	0.96%

Please refer to the discussion under "Allowance for Loan Losses" for additional information on the determination of the allowance for loan loss.

Securities

The Company's securities are designated as available for sale and as such, are reported at fair value. The following table presents information on securities available for sale as of the dates indicated.

			Change	
	December 31, 2022	December 31, 2021	Dollar	Percent
Securities available for sale at amortized cost	$ 759,917	$ 682,467	$ 77,450	11.35 %
Unrealized (loss) gain	(103,065)	3,613	(106,678)	NM
Securities available for sale	$ 656,852	686,080	29,228	(4.26)%

The securities portfolio is subject to the volatility and risk in the financial markets. The risk in financial markets, including interest rate risk and credit risk, affects the Company in the same way that it affects other institutional and individual investors. The fair value of available for sale securities is reflected on the Company's balance sheet. The unrealized loss in the Company's investment portfolio is due to interest rate risk, the result of increases in the Federal Reserve's target interest rate during 2022. The Company's Asset Liability Management Committee is closely monitoring all of the Company's financial assets and liabilities in order to manage interest rate risk.

Credit risk in the Company's investment portfolio is evaluated on an individual security basis. The Company's investment portfolio includes corporate bonds. If the corporate issuers were to default, there could be a delay in the payment of interest, or there could be a loss of principal and accrued interest. To date, there have been no defaults in any of the corporate bonds held in the portfolio. The Company's investment portfolio also contains a large percentage of municipal bonds. If economic forces reduce the ability of states and municipalities to make scheduled principal and interest payments on their outstanding indebtedness, or if their income from taxes and other sources declines significantly, states and municipalities could default on their bond obligations. There have been no defaults among the municipal bonds in the Company's investment portfolio. As of December 31, 2022, there are no credit risk concerns with any of the Company's securities.

The majority of mortgage-backed securities and collateralized mortgage obligations were backed by U.S. government agencies. Certain holdings are required to be periodically subjected to the Federal Financial Institution Examination Council's (FFIEC) high risk mortgage security test. These tests address possible fluctuations in the average life and variances caused by the change in rate times the change in volume that have been allocated to rate and volume changes proportional to the relationship of the absolute dollar amounts of the change in each.

In making investment decisions, management follows internal policy guidelines that help to limit risk by specifying parameters for both security quality and industry and geographic concentrations. Management regularly monitors the quality of the investment portfolio and tracks changes in financial markets. The value of individual securities will be written down if a decline in fair value is considered to be other than temporary, given the totality of the circumstances.

Additional information about securities available for sale can be found in Note 3 of Notes to Consolidated Financial Statements.

Deposits

The following table presents deposits by category:

	December 31, 2022	December 31, 2021	Change Dollar	Change Percent
Noninterest-bearing demand deposits	$ 327,713	$ 317,430	$ 10,283	3.24 %
Interest-bearing demand deposits	933,269	890,124	43,145	4.85 %
Saving deposits	214,114	208,065	6,049	2.91 %
Time deposits	67,629	78,968	(11,339)	(14.36)%
Total deposits	$ 1,542,725	$1,494,587	$ 48,138	3.22 %

Deposits, including noninterest-bearing demand deposits, interest-bearing deposits and interest-bearing time deposits are obtained in the Company's markets through traditional marketing techniques. The Company's deposits do not include any brokered deposits. Time deposits decreased due to decreased offering rates. All other categories of deposits increased, due in large part to government stimulus funds received by municipal depositors and other depositors.

A. Average Amounts of Deposits and Average Rates Paid

Average amounts and average rates paid on deposit categories are presented below:

	Year Ended December 31,			
	2022		2021	
	Average Amounts	Average Rates Paid	Average Amounts	Average Rates Paid
Noninterest-bearing demand deposits	$ 338,269	-	$ 316,976	-
Interest-bearing demand deposits	910,989	0.31%	811,661	0.33%
Savings deposits	216,414	0.07%	190,997	0.09%
Time deposits	77,686	0.18%	86,089	0.31%
Average total deposits	$ 1,543,358	0.20%	$ 1,405,723	0.22%

B. Uninsured Deposits

FDIC insurance covers deposits of up to $250 per depositor. As of December 31, 2022, $665,002 of the Bank's deposits were uninsured. The following table sets forth time deposits that exceed $250.

	December 31, 2022				
	3 Months or Less	Over 3 Months Through 6 Months	Over 6 Months Through 12 Months	Over 12 Months	Total
Total time deposits exceeding $250	$ -	$ 7,454	$ 8,600	$ 2,556	$ 18,610

Derivatives and Market Risk Exposures

The Company engages in derivative financial instruments associated with its secondary market operation. The derivatives are recorded within other assets and other liabilities. Please refer to Note 1 of Notes to Consolidated Financial Statements for information on derivative valuation. The Company is not a party to derivatives with off-balance sheet risks such as futures, forwards, swaps, and options.

The Company is a party to financial instruments with off-balance sheet risks such as commitments to extend credit, standby letters of credit, and recourse obligations in the normal course of business to meet the financing needs of its customers. See Note 13 of Notes to Consolidated Financial Statements for additional information relating to financial instruments with off-balance sheet risk. Management does not plan any future involvement in high risk derivative products.

The Company's investments in mortgage-backed securities are primarily through the Government National Mortgage Association and Federal National Mortgage Association. See Note 3 of Notes to Consolidated Financial Statements for additional information relating to securities.

The Company's securities and loans are subject to credit and interest rate risk, and its deposits are subject to interest rate risk. Management considers credit risk when a loan is granted and monitors credit risk after the loan is granted. The Company maintains an allowance for loan losses to absorb losses in the collection of its loans. See Note 5 of Notes to Consolidated Financial Statements for information relating to the allowance for loan losses. See Note 14 of Notes to Consolidated Financial Statements for information relating to concentrations of credit risk.

The effects of changing interest rates are primarily managed through adjustments to the loan portfolio and deposit base, to the extent competitive factors allow. Adjustments for asset and liability management are made when securities are called or mature and funds are subsequently reinvested. Securities may be sold for reasons related to credit quality, to maintain compliance with regulatory limitations or for interest rate risk management. No trading activity is planned in the foreseeable future.

See Interest Rate Sensitivity for further details on asset liability management and Note 15 of Notes to Consolidated Financial Statements for information relating to fair value of financial instruments.

Liquidity

Liquidity measures the Company's ability to meet its financial commitments at a reasonable cost. Demands on the Company's liquidity include funding additional loan demand and accepting withdrawals of existing deposits. The Company has diverse liquidity sources, including customer and purchased deposits, customer repayments of loan principal and interest, sales, calls and maturities of securities, Federal Reserve discount window borrowing, short-term borrowing, and FHLB advances. As of December 31, 2022, the Bank did not have purchased deposits, discount window borrowings, short-term borrowings, or FHLB advances. To assure that short-term borrowing is readily available, the Company tests accessibility annually.

The Company considers its security portfolio for typical liquidity needs, within accounting, legal and strategic parameters. Portions of the securities portfolio are pledged to meet state requirements for public funds deposits. Discount window borrowings also require pledged securities. Increased/decreased liquidity from public funds deposits or discount window borrowings results in increased/decreased liquidity from pledging requirements. The Company monitors public funds pledging requirements and unpledged available for sale securities accessible for liquidity needs.

Regulatory capital levels determine the Company's ability to use purchased deposits and the Federal Reserve discount window. As of December 31, 2022, the Company is considered well capitalized and does not have any restrictions on purchased deposits or borrowing ability at the Federal Reserve discount window.

The Company monitors factors that may increase its liquidity needs. Some of these factors include deposit trends, large depositor activity, maturing deposit promotions, interest rate sensitivity, maturity and repricing timing gaps between assets and liabilities, the level of unfunded loan commitments and loan growth. As of December 31, 2022, the Company's liquidity is sufficient to meet projected trends.

To monitor and estimate liquidity levels, the Company performs stress testing under varying assumptions on credit sensitive liabilities and the sources and amounts of balance sheet and external liquidity available to replace outflows. The Company's Contingency Funding Plan sets forth avenues for rectifying liquidity shortfalls. As of December 31, 2022, the analysis indicated adequate liquidity under the tested scenarios.

The Company utilizes several other strategies to maintain sufficient liquidity. Loan and deposit growth are managed to keep the loan to deposit ratio within the Company's internally-set target range. As of December 31, 2022, the loan to deposit ratio was 55.28%. The investment strategy takes into consideration the term of the investment, and securities in the available for sale portfolio are laddered based upon projected funding needs.

In the normal course of business, we enter into certain contractual obligations, including obligations to make future payments on lease arrangements, contractual commitments with depositors, and service contracts. The table below presents our significant contractual obligations, except for pension and other postretirement benefit plans, which are included in Note 8 of Notes to Consolidated Financial Statements.

December 31, 2022		Payments Due by Period								
		Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
Time deposits	$	67,629	$	53,891	$	8,186	$	5,395	$	157
Purchase obligations [1]		10,763		4,831		5,232		700		-
Operating leases		1,571		360		606		399		206
Total	$	79,963	$	59,082	$	14,024	$	6,494	$	363

(1) Includes contracts with a minimum annual payment of $100.

As of December 31, 2022, the Company was not aware of any other known trends, events or uncertainties that have or are reasonably likely to have a material impact on our liquidity. As of December 31, 2022, the Company has no material commitments for long term debt or for capital expenditures.

Capital Resources

Total stockholders' equity as of December 31, 2022 was $122,687, a decrease of $69,064, or 36.02%, from $191,751 as of December 31, 2021. The decline in stockholders' equity is due to the change in market value of the securities portfolio, which was in a gain position as of December 31, 2021 and ended December 31, 2022 in a loss position. Unrealized gains and losses in the securities portfolio are reflected in the equity component, accumulated other comprehensive income (loss). The largest component of stockholders' equity, retained earnings, increased from $188,229 as of December 31, 2021 to $199,091 as of December 31, 2022. The increase stemmed from net income of $25,932, offset by dividends of $8,950 and repurchases of shares of $6,120.

The Company qualifies as a small bank holding company under the Federal Reserve's Small Bank Holding Company Policy Statement, which exempts bank holding companies with less than $3 billion in assets from reporting consolidated regulatory capital ratios and from minimum regulatory capital requirements. NBB is subject to various capital requirements administered by banking agencies, including an additional capital conservation buffer in order to make capital distributions or discretionary bonus payments. Risk-based capital ratios are calculated in compliance with OCC rules based on the Basel III Capital Rules. The Bank's ratios are well above the required minimums as of December 31, 2022 and December 31, 2021. Risk based capital ratios for NBB are shown in the following tables.

	Ratios at December 31, 2022	Ratios at December 31, 2021	Regulatory Capital Minimum Ratios	Regulatory Capital Minimum Ratios with Capital Conservation Buffer
Total Capital Ratio	17.57 %	19.50 %	8.00 %	10.50 %
Tier I Capital Ratio	16.81 %	18.72 %	6.00 %	8.50 %
Common Equity Tier I Capital Ratio	16.81 %	18.72 %	4.50 %	7.00 %
Leverage Ratio	10.50 %	11.16 %	4.00 %	4.00 %

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as of December 31, 2022 are detailed in the table below.

		Payments Due by Period								
		Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
Commitments to extend credit	$	197,459	$	197,459	$	-	$	-	$	-
Standby letters of credit		17,021		17,021		-		-		-
Mortgage loans with potential recourse		8,654		8,654		-		-		-
Operating leases		1,571		360		606		399		206
Total	$	224,705	$	223,494	$	606	$	399	$	206

In the normal course of business the Company's banking affiliate extends lines of credit to its customers. Amounts drawn upon these lines vary at any given time depending on the business needs of the customers.

Standby letters of credit are also issued to the Bank's customers. There are two types of standby letters of credit. The first is a guarantee of payment to facilitate customer purchases. The second type is a performance letter of credit that guarantees a payment if the customer fails to perform a specific obligation. Revenue from these letters was approximately $71 in 2022.

While it would be possible for customers to fully draw on approved lines of credit and for beneficiaries to call all letters of credit, historically this has not occurred. In the event of a sudden and substantial draw on these lines, the Company has its own lines of credit from which it can draw funds. A sale of loans or investments would also be an option to meet liquidity demands.

The Company sells mortgages on the secondary market subject to recourse agreements. The mortgages originated must meet strict underwriting and documentation requirements for the sale to be completed. The Company estimates a potential loss reserve for recourse provisions. The amount is not material as of December 31, 2022. To date, no recourse provisions have been invoked.

Operating leases are for buildings used in the Company's day-to-day operations.

Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements for information relating to recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets	December 31,	
$ in thousands except per share data	2022	2021
Assets		
Cash and due from banks	**$ 12,403**	$ 8,768
Interest-bearing deposits	**59,026**	130,021
Securities available for sale, at fair value	**656,852**	686,080
Restricted stock, at cost	**941**	845
Mortgage loans held for sale	**-**	615
Loans:		
Real estate construction loans	**54,579**	48,841
Consumer real estate loans	**221,052**	208,977
Commercial real estate loans	**437,888**	405,722
Commercial non real estate loans	**57,652**	60,264
Public sector and IDA loans	**48,074**	47,899
Consumer non-real estate loans	**33,948**	32,026
Total loans	**853,193**	803,729
Less unearned income and deferred fees and costs	**(449)**	(481)
Loans, net of unearned income and deferred fees and costs	**852,744**	803,248
Less allowance for loan losses	**(8,225)**	(7,674)
Loans, net	**844,519**	795,574
Premises and equipment, net	**10,371**	9,722
Accrued interest receivable	**6,001**	5,104
Other real estate owned, net	**662**	957
Goodwill	**5,848**	5,848
Bank-owned life insurance (BOLI)	**43,312**	42,354
Other assets	**37,616**	16,287
Total assets	**$ 1,677,551**	$ 1,702,175
Liabilities and Stockholders' Equity		
Noninterest-bearing demand deposits	**$ 327,713**	$ 317,430
Interest-bearing demand deposits	**933,269**	890,124
Savings deposits	**214,114**	208,065
Time deposits	**67,629**	78,968
Total deposits	**1,542,725**	1,494,587
Accrued interest payable	**106**	48
Other liabilities	**12,033**	15,789
Total liabilities	**1,554,864**	1,510,424
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized; none issued and outstanding	**-**	-
Common stock, $1.25 par value. Authorized 10,000,000 shares; issued and outstanding, 5,889,687 shares as of December 31, 2022 and 6,063,937 as of December 31, 2021	**7,362**	7,580
Retained earnings	**199,091**	188,229
Accumulated other comprehensive loss, net	**(83,766)**	(4,058)
Total stockholders' equity	**122,687**	191,751
Total liabilities and stockholders' equity	**$ 1,677,551**	$ 1,702,175

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

$ in thousands, except per share data		Year ended December 31,		
		2022		2021
Interest Income				
Interest and fees on loans	$	**34,253**	$	34,923
Interest on interest-bearing deposits		**1,353**		170
Interest and dividends on securities – taxable		**12,788**		7,960
Interest on securities – nontaxable		**1,715**		1,934
Total interest income		**50,109**		44,987
Interest Expense				
Interest on deposits		**3,083**		3,098
Net interest income		**47,026**		41,889
Provision for (recovery of) loan losses		**706**		(398)
Net interest income after provision for (recovery of) loan losses		**46,320**		42,287
Noninterest Income				
Service charges on deposit accounts		**2,425**		2,045
Other service charges and fees		**214**		179
Credit and debit card fees, net		**1,916**		1,869
Trust income		**1,817**		1,792
BOLI income		**958**		910
Gain on sale of mortgage loans		**157**		364
Gain on sale of private equity investment		**3,823**		-
Other income		**1,091**		1,261
Realized securities gains, net		**-**		6
Total noninterest income		**12,401**		8,426
Noninterest Expense				
Salaries and employee benefits		**16,519**		15,747
Occupancy, furniture and fixtures		**1,934**		1,842
Data processing and ATM		**3,186**		3,039
FDIC assessment		**477**		422
Net costs of other real estate owned		**325**		51
Franchise taxes		**1,483**		1,425
Other operating expenses		**3,034**		3,554
Total noninterest expense		**26,958**		26,080
Income before income taxes		**31,763**		24,633
Income tax expense		**5,831**		4,251
Net income	$	**25,932**	$	20,382
Basic and fully diluted net income per common share	$	**4.33**	$	3.28

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income

$ in thousands	Year ended December 31,	
	2022	**2021**
Net Income	$ **25,932**	$ 20,382
Other Comprehensive Loss, Net of Tax		
Unrealized holding loss on available for sale securities net of tax of ($22,403) in 2022 and ($2,740) in 2021	**(84,275)**	(10,308)
Reclassification adjustment for gain included in net income, net of tax of ($1) in 2021	**-**	(5)
Net pension gain arising during the period, net of tax of $1,214 in 2022 and $862 in 2021	**4,567**	3,244
Less amortization of prior service cost included in net periodic pension cost, net of tax of ($2) in 2021	**-**	(9)
Other comprehensive loss, net of tax of ($21,189) in 2022 and ($1,881) in 2021	**(79,708)**	(7,078)
Total Comprehensive (Loss) Income	$ **(53,776)**	$ 13,304

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

$ in thousands, except per share data	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of December 31, 2020	$ 8,040	$ 189,547	$ 3,020	$ 200,607
Net income	-	20,382	-	20,382
Other comprehensive loss, net of tax of ($1,881)	-	-	(7,078)	(7,078)
Cash dividends of $1.44 per share	-	(8,806)	-	(8,806)
Stock repurchase of 368,083 shares	(460)	(12,894)	-	(13,354)
Balance as of December 31, 2021	$ 7,580	$ 188,229	$ (4,058)	$ 191,751
Net income	-	25,932	-	25,932
Other comprehensive loss, net of tax of ($21,189)	-	-	(79,708)	(79,708)
Cash dividends of $1.50 per share	-	(8,950)	-	(8,950)
Stock repurchase of 174,250 shares	(218)	(6,120)	-	(6,338)
Balance as of December 31, 2022	$ 7,362	$ 199,091	$ (83,766)	$ 122,687

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

$ in thousands	Year ended December 31,	
	2022	2021
Cash Flows from Operating Activities		
Net income	$ **25,932** $	20,382
Adjustment to reconcile net income to net cash provided by operating activities:		
Provision for (recovery of) loan losses	**706**	(398)
Deferred income tax (benefit) expense	**(109)**	152
Depreciation of premises and equipment	**609**	636
Amortization of premiums and accretion of discounts, net	**1,257**	1,688
Gain on disposal of fixed assets	**(9)**	-
Gain on calls and sales of securities available for sale, net	**-**	(6)
Loss and write-down on other real estate owned	**295**	25
Income on investment in BOLI	**(958)**	(910)
Gain on sale of mortgage loans held for sale	**(157)**	(364)
Origination of mortgage loans held for sale	**(7,882)**	(17,672)
Sale of mortgage loans held for sale	**8,654**	18,287
Net change in:		
Accrued interest receivable	**(897)**	(76)
Other assets	**(24)**	1,661
Accrued interest payable	**58**	(8)
Other liabilities	**2,025**	(515)
Net cash provided by operating activities	**29,500**	22,882
Cash Flows from Investing Activities		
Proceeds from repayments of mortgage-backed securities	**32,664**	44,881
Proceeds from calls, sales and maturities of securities available for sale	**5,970**	20,377
Purchases of securities available for sale	**(117,341)**	(219,331)
Net change in restricted stock	**(96)**	434
Purchases of loan participations	**(19,051)**	(25,167)
Collections of loan participations	**21,452**	15,191
Loan originations and principal collections, net	**(52,271)**	(25,289)
Proceeds from disposal of other real estate owned	**-**	621
Proceeds from disposal of repossessed assets	**-**	11
Recoveries on loans charged off	**212**	346
Purchase of BOLI	**-**	(5,000)
Additions to premises and equipment	**(1,258)**	(323)
Proceeds from sale of premises and equipment	**9**	-
Net cash used in investing activities	**(129,710)**	(193,249)
Cash Flows from Financing Activities		
Net change in time deposits	**(11,339)**	(10,614)
Net change in other deposits	**59,477**	208,058
Cash dividends paid	**(8,950)**	(8,806)
Shares repurchased	**(6,338)**	(13,354)
Net cash provided by financing activities	**32,850**	175,284
Net change in cash and due from banks	**(67,360)**	4,917
Cash and due from banks at beginning of year	**138,789**	133,872
Cash and due from banks at end of year	$ **71,429** $	138,789

(Continued)

Supplemental Disclosures of Cash Flow Information					
Interest paid on deposits and borrowed funds		$	**3,025**	$	3,106
Income taxes paid			**3,861**		3,180
Supplemental Disclosures of Noncash Activities					
Loans charged against the allowance for loan losses		$	**367**	$	755
Loans transferred to other real estate owned			**-**		50
Loans transferred to repossessed assets			**7**		11
Unrealized loss on securities available for sale			**(106,678)**		(13,054)
Minimum pension liability adjustment			**5,781**		4,095
Lease liabilities arising from obtaining right-of-use assets during the period			**161**		-

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
$ in thousands, except per share data.

Note 1: Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of National Bankshares, Inc. and its wholly-owned subsidiaries, the National Bank of Blacksburg, and National Bankshares Financial Services, Inc. All intercompany balances and transactions have been eliminated in consolidation.

The accounting and reporting policies of the Company conform to GAAP and to general practices within the banking industry. Subsequent events have been considered through the date of this Form 10-K. The following summarizes significant accounting policies.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and amounts due from banks.

Interest-Bearing Deposits

The Company invests over-night funds in interest-bearing deposits at other banks, including the FHLB, the Federal Reserve and other entities. Interest-bearing deposits are carried at cost.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity may be classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive loss. The Company uses the interest method to recognize purchase premiums and discounts in interest income over the term of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Company follows the accounting guidance related to recognition and presentation of other–than-temporary impairment ("OTTI"). The guidance specifies that if (a) an entity does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that the entity will not have to sell the debt security prior to recovery, the security would not be considered OTTI, unless there is a credit loss. When criteria (a) and (b) are met, the entity will recognize the credit component of an OTTI of a debt security in earnings and the remaining portion in other comprehensive loss.

Equity securities with readily-determinable fair values are measured at fair value using the "exit price notion". Changes in fair value are recognized in net income. Equity securities without readily-determinable fair values are recorded as other assets at cost less impairment, if any, and adjusted for changes resulting from observable price changes in orderly transactions for identical or similar investment of the same issuer.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. The Company releases mortgage servicing rights when loans are sold on the secondary market.

Loans

The Company, through its banking subsidiary, provides mortgage, commercial, and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, any purchase premium or discount, unearned income and deferred fees or costs. Interest income is accrued on the unpaid principal balance. Unearned income on dealer-originated loans and loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Purchase premium or discount is recognized as an adjustment of the related loan yield using the interest method.

The Bank's loan policy is updated and approved by the Board of Directors annually and disseminated to lending and loan portfolio management personnel to ensure consistent lending practices. The policy communicates the Company's risk tolerance by prescribing underwriting guidelines and procedures, including approval limits and hierarchy, documentation standards, requirements for collateral and loan-to-value limits, debt coverage, overall creditworthiness and guarantor support. Of primary consideration is the repayment ability of the borrowers and (if secured) the collateral value in relation to the principal balance. Collateral lowers risk and may be used as a secondary source of repayment. The credit decision must be supported by documentation appropriate to the type of loan, including current financial information, income verification or cash flow analysis, tax returns, credit reports, collateral information, guarantor verification, title reports, appraisals (where appropriate) and other documents.

The Company's loans are grouped into six segments: real estate construction, consumer real estate, commercial real estate, commercial non real estate, public sector and IDA, and consumer non-real estate. Each segment is subject to certain risks that influence pricing, loan structures, approval requirements, reserves, and ongoing credit management.

Real Estate Construction Loans. Real estate construction loans are subject to general risks from changing commercial building and housing market trends and economic conditions that may impact demand for completed properties and the costs of completion. Completed properties that do not sell or become leased within originally expected timeframes may impact the borrower's ability to service the debt. Construction loans are underwritten against projected cash flows from rental income, business and/or personal income from an owner-occupant or the sale of the property to an end-user. Associated risks may be mitigated by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements. Risks specific to the borrower are also evaluated, including previous repayment history, debt service ability, and current and projected loan-to value ratios for the collateral.

Consumer Real Estate Loans. The Bank offers a variety of first mortgage and junior lien loans secured by primary residences within our markets. The credit quality of consumer real estate is subject to risks associated with the borrower's repayment ability and collateral value. Credit decisions are primarily based on loan-to-value ("LTV") ratios, debt-to-income ("DTI") ratios, liquidity and net worth. Income and financial information is obtained from personal tax returns, personal financial statements and employment documentation. A maximum LTV ratio of 80% is generally required. The DTI ratio is limited to 43% of gross income.

Consumer real estate mortgages may have fixed interest rates for the entire term of the loan or variable interest rates subject to change after the first, third, or fifth year. Variable rates are based on the weekly average yield of United States Treasury Securities and are underwritten at fully-indexed rates.

Home equity loans are secured primarily by second mortgages on residential property. The underwriting policy for home equity loans generally permits aggregate (the total of all liens secured by the collateral property) borrowing availability up to 80% of the appraised value of the collateral. We offer both fixed rate and variable rate home equity loans, with variable rate loans underwritten at fully-indexed rates. Decisions are primarily based on LTV ratios, DTI ratios, liquidity and credit history. We do not offer home equity loan products with reduced documentation.

We do not offer certain high risk loan products such as interest-only consumer mortgage loans, hybrid loans, payment option adjustable rate mortgages ("ARMs"), reverse mortgage loans, loans with initial teaser rates or any product with negative amortization. A hybrid loan begins as a fixed rate mortgage and after a set number of years, automatically adjusts to an ARM. Payment option ARMs usually have adjustable rates, for which borrowers choose their monthly payment of either a full payment, interest only, or a minimum payment which may be lower than the payment required to reduce the balance of the loan in accordance with the originally underwritten amortization.

Commercial Real Estate Loans. Commercial real estate loans generally are secured by first mortgages on real estate, including multifamily residential real estate, commercial real estate occupied by the owner/borrower, and commercial real estate leased to non-owners. Properties financed include retail centers, office space, hotels and motels, apartments, and industrial properties. Loans in the commercial real estate segment are impacted by economic risks from changing commercial real estate markets, rental markets for multi-family housing and commercial buildings, and economic factors that would impact the businesses housed by the commercial real estate. Underwriting decisions are based upon an analysis of the economic viability of the collateral and creditworthiness of the borrower. The Bank obtains appraisals from qualified certified independent appraisers to establish the value of collateral properties. The loan amount is generally limited to 80% of the lower of cost or appraised value and is individually determined based on the property type, quality, location and financial strength of any guarantors. The property's projected net cash flows compared to the debt service (often referred to as the "debt service coverage ratio") is required to be 115% or greater and is computed after deduction for a vacancy factor and property expenses, as appropriate. Borrower cash flow may be supplemented by a personal guarantee from the principal(s) of the borrower and guarantees from other parties. The Bank may employ stress testing techniques on higher balance loans to determine repayment ability in a changing rate environment before granting loan approval. The Bank requires title insurance, fire, extended coverage casualty insurance and flood insurance, if appropriate, in order to protect the security interest in the underlying property.

Commercial Non Real Estate Loans. Commercial non real estate loans are secured by collateral other than real estate, or are unsecured. Credit risk for commercial non real estate loans is subject to economic conditions, borrower repayment ability and collateral value (if secured). Commercial and agricultural loans primarily finance equipment acquisition, expansion, working capital, and other general business purposes. Because these loans have a higher degree of risk, the Bank generally obtains collateral such as inventory, accounts receivables or equipment and personal guarantees from the borrowing entity's principal owners. The Bank's policy limits lending up to 60% of the appraised value for inventory, up to 90% of the lower of cost of market value of equipment and up to 70% for accounts receivables less than 90 days old. Credit decisions are based upon an assessment of the financial capacity of the applicant, including the primary borrower's ability to repay within proposed terms, a risk assessment, financial strength of guarantors and adequacy of collateral. Credit agency reports of individual owners' credit history supplement the analysis.

Public Sector and IDA Loans. Public sector and IDA loans are extended to municipalities and related entities within the Bank's geographical footprint. Borrowers include general taxing authorities such as a city or county, industrial/economic development authorities or utility authorities. Credit risk stems from the entity's ability to repay through either a direct obligation or assignment of specific revenues from an enterprise or other economic activity. Repayment sources are derived from taxation, such as property taxes and sales taxes, or revenue from the project financed with the loan. The Company's underwriting considers economic and population trends of the municipality and the municipality's reserves, pension liabilities and other liabilities.

Consumer Non-Real Estate Loans. Consumer non-real estate includes credit cards, automobile and other consumer loans. Credit cards and certain other consumer loans are unsecured, while collateral is obtained for automobile loans and other consumer loans. Credit risk stems primarily from the borrower's ability to repay. Our procedures for underwriting consumer loans include an assessment of an applicant's overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan. If the loan is secured by an automobile or other collateral, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount. We require borrowers to maintain collision insurance on loans secured by automobiles.

TDRs

Loan modifications are reviewed at the time of modification to determine whether the loan should be designated as TDR. When the Company grants a concession to a borrower for economic or legal reasons related to a borrower's financial condition, the loan is classified as a TDR. When the Company grants a subsequent modification to a loan that had previously been modified but not designated as a TDR, it considers whether the totality of the accommodations amount to a concession that, along with the evaluation of borrower financial difficulty, indicate TDR status. Concessions may include reduction of the interest rate, extension of the maturity date at an interest rate lower than the current market rate for a new loan with similar risk, forgiveness of principal or accrued interest or other actions intended to minimize the economic loss. TDRs may be removed from TDR status if the restructuring agreement specifies a contractual interest rate that is a market interest rate at the time of restructuring and the loan is in compliance with its modified terms one year after the restructure was completed.

Past due status and nonaccrual designation

A loan is considered past due when a payment of principal and/or interest is due but not paid. Credit card payments not received within 30 days after the statement date, real estate loan payments not received within the payment cycle and all other non-real estate secured loans for which payment is not made within the required payment cycle are considered 30 days past due. Management closely monitors loans past due 30-89 days and loans past due 90 or more days.

The Company considers multiple factors when determining whether to discontinue accrual of interest on individual loans. Generally loans are placed in nonaccrual status when collection of interest and/or full principal is considered doubtful. Interest accrual is discontinued at the time a commercial real estate loan or commercial non real estate loan is 90 days delinquent unless the credit is well secured and in the process of collection. Loans modified to provide relief from payments of interest or principle for more than 90 days are designated nonaccrual. Accrued interest is reversed against income when a loan is placed in nonaccrual status. Any interest payments received during a loan's nonaccrual period are credited to the principal balance of the loan.

Loans in nonaccrual are reviewed on an individual loan basis to determine whether they may return to accrual status. To return to accrual status, the Company's evaluation must determine that the underlying cause of the original delinquency or weakness has been resolved, such as receipt of new guarantees and/or increased cash flows that cover the debt service, and that future payments are reasonably assured. Nonaccrual loans that are not TDR are returned to accrual status when all the principal and interest amounts contractually due are current and future payments are reasonably assured. Nonaccrual TDR loans may return to accrual status after six months of timely repayment performance.

Charge-off policy

The Company's charge-off policy meets or is more stringent than the minimum standards required by regulators. When available information confirms that a specific loan or a portion thereof, within any loan class, is uncollectible the amount is charged off against the allowance for loan losses. Additionally, losses on consumer real estate and consumer non-real estate loans are typically charged off no later than when the loans are 120-180 days past due, and losses on loans secured by residential real estate or by commercial real estate are charged off by the time the loans reach 180 days past due, in compliance with regulatory guidelines. Accordingly, secured loans may be charged down to the estimated value of the collateral, with previously accrued unpaid interest reversed. Subsequent charge-offs may be required as a result of changes in the market value of collateral or other repayment prospects.

Allowance for Loan Losses

The allowance for loan losses is an estimate of probable losses inherent in the loan portfolio. The allowance is funded by the provision for loan losses, reduced by charge-offs of loans and increased by recoveries of previously charged-off loans. The determination of the allowance is based on two accounting principles, Accounting Standards Codification ("ASC") Topic 450-20 (Contingencies) which requires that losses be accrued when occurrence is probable and the amount of the loss is reasonably estimable, and ASC Topic 310-10 (Receivables) which requires accrual of losses on impaired loans if the recorded investment exceeds fair value.

The Company evaluates the allowance each quarter through a methodology that estimates losses on individual impaired loans and evaluates the effect of numerous factors on the credit risk of groups of homogeneous loans ("collectively evaluated loans").

Impaired loans

Impaired loans are larger non-homogeneous loans for which there is a probability that collection of principal or interest will not occur according to the contractual terms of the loan agreement, as well as loans whose terms have been modified in a TDR. The Company performs ongoing analysis of the loan portfolio to determine credit quality on an individual loan basis and to identify impaired loans. Generally, impaired loans have risk ratings that indicate higher risk, such as "classified" or "special mention." Nonaccrual loan relationships that meet the Company's balance threshold of $250 are designated impaired. Other loan relationships that meet the Company's balance threshold of $250 and for which a credit review identified a weakness that indicates principal and interest will not be collected according to the loan terms. All TDRs, regardless of size or past due status are designated impaired.

Impaired loan measurement methods

Impaired loans are individually evaluated to determine appropriate reserves and are measured at the lower of the invested amount or the fair value. Fair value of impaired loans is estimated by either the present value of the loan's expected future cash flows ("cash flow method") or the estimated fair value, less selling costs, of the underlying collateral ("collateral method").

Cash flow method:

The cash flow method is applied to loans that are not collateral dependent and for which cash flows may be estimated. The cash flow method measures fair value using assumptions specific to each loan, including expected amount and timing of cash flows and discount rate. For TDR loans, the discount rate is the rate immediately prior to the modification that resulted in a TDR. If an impaired loan evaluated under the cash flow method becomes 90 days or more past due, it is examined to determine whether the late payment indicates collateral dependency or cash flows below those that were used in the fair value measurement.

Collateral method:

The collateral method is applied to impaired loans that are collateral-dependent, for which foreclosure is imminent or for which non-collateral repayment sources are determined not to be available or reliable. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. Fair value is based upon the "as-is" value of independent appraisals or evaluations.

Impaired loans secured by residential 1-4 family properties with outstanding principal balances greater than $250 are valued using an appraisal. Appraisals are also used to value impaired loans secured by commercial real estate with outstanding principal balances greater than $500. Impaired loans secured by residential 1-4 family property with outstanding principal balances of $250 or less, or secured by commercial real estate with outstanding principal balances of $500 or less, are valued using a real estate evaluation prepared by a third party.

Appraisals must conform to the Uniform Standards of Professional Appraisal Practice and are prepared by an independent third-party appraiser who is certified and licensed and who is approved by the Company. Appraisals may incorporate market analysis, comparable sales analysis, cash flow analysis and market data pertinent to the property to determine market value.

Evaluations are prepared by third party providers and reviewed by employees of the Company who are independent of the loan origination, operation, management and collection functions. Evaluations provide a property's market value based on the property's current physical condition and characteristics and the economic market conditions that affect the collateral's market value. Multiple sources of data contribute to the estimate of market value, including physical inspection, independent third-party automated tools, comparable sales analysis and local market information.

Updated appraisals or evaluations are ordered when a loan becomes impaired if the appraisal or evaluation on file is more than 24 months old. Appraisals and evaluations are reviewed for propriety and reasonableness and may be discounted if the Company determines that the value exceeds reasonable levels. If an updated appraisal or evaluation has been ordered but has not been received by a reporting date, the fair value may be based on the most recent available appraisal or evaluation, discounted for age. The appraisal or evaluation value is reduced by selling costs if recovery is expected solely from the sale of collateral.

Results of fair value measurement

The estimated fair value is compared with the loan's recorded investment (unpaid principal net of any interest payments made during the nonaccrual period and net of any partial charge-offs, accrued interest and deferred fees and costs). Any amount of recorded investment that exceeds estimated fair value on collateral-dependent loans, as well as any other impairment loss considered uncollectible, is charged against the allowance for loan losses. Fair value shortfalls that are not considered uncollectible for loans that are not collateral-dependent are accrued in the allowance as specific reserves. Impaired loans for which collection of interest or principal is in doubt are placed in nonaccrual status. If fair value of an impaired loan is higher than the book value, no specific reserve is recorded, and the loan remains impaired as long as analysis indicates that collection of the loan will not occur according to the contractual terms of the loan agreement.

Nonaccrual status of impaired loans

Nonaccrual status is applied to impaired loans that are not TDRs and for which fair value measurement indicates an impairment loss. Nonaccrual status is applied to TDRs that allow the borrower to discontinue payments of principal or interest for more than 90 days, unless the modification provides reasonable assurance of repayment performance and collateral value supports regular underwriting requirements. TDRs that maintain current status for at least a six-month period, including history prior to restructuring, may accrue interest. Impaired loans with partial charge-offs are maintained as impaired until the remaining balance is satisfied.

Collectively evaluated loans

General allowances are established for collectively evaluated loans. Collectively evaluated loans are grouped into classes based on similar characteristics. Factors considered in determining general allowances include historical loss rates, credit quality indicators, and qualitative factors.

Loss rates

Loss rates are calculated for and applied to individual classes by averaging loss rates over the most recent eight quarters. The loss rate calculation for each class includes losses and recoveries on all loans within the class, including TDRs and other impaired loans. The look-back period of eight quarters is applied consistently among all classes.

Two loss rates for each class are calculated: total net charge-offs for the class as a percentage of average class loan balance ("class loss rate"), and total net charge-offs for the class as a percentage of average classified loans in the class ("classified loss rate"). Net charge-offs in both calculations include charge-offs and recoveries for all loans within the class, including classified and non-classified loans, as well as impaired and TDR loans. Class historical loss rates are applied to collectively evaluated pass-rated loan balances and special mention rated loan balances, and classified historical loss rates are applied to collectively evaluated classified loan balances.

Credit quality indicators

Credit quality indicators, which the Company terms risk grades, are assigned through the Company's credit review function for larger loans and selective review of loans that fall below credit review thresholds. Credit quality is rated based on the loan's payment history, the borrower's current financial situation and value of the underlying collateral.

Loans that do not indicate heightened risk are graded as "pass." Loans that appear to have elevated credit risk because of frequent or persistent past due status, which is less than 75 days, or that show weakness in the borrower's financial condition are risk graded "special mention." Loans with frequent or persistent delinquency exceeding 75 days or that have a higher level of weakness in the borrower's financial condition are graded "classified." Classified loans have regulatory risk ratings of "substandard" and "doubtful."

Qualitative factor allocations

The analysis of certain factors results in standard allocations to all classes. These factors include the risk from changes in lending policies, loan officers' experience, changes in loan review, and economic factors including local unemployment levels, local bankruptcy rates, interest rate environment, and competition/legal/regulatory environments. Standard allocations for residential vacancy rates and housing inventory are applied to all real-estate secured classes and state and political subdivision loans.

Qualitative factors incorporate economic data targeted to the Company's market. If market–specific information is not available on a timely basis, regional or national information that historically shows a high degree of correlation to market data may be used. In 2021, the Company applied to all segments and classes an economic factor implemented to address COVID-19 uncertainty: national unemployment filings. Local unemployment filings are closely correlated to national unemployment filings and presented real-time data that was not available with local unemployment data. After a sustained period of pre-pandemic levels of national unemployment filings, the Company removed the factor in 2022.

Factors analyzed for each class, with resultant allocations based upon the level of risk assessed for each class, include levels of past due loans, levels of nonaccrual loans, current class balance as a percentage of total loans, and the percentage of high risk loans within the class. High risk loans include junior liens, interest only and high loan to value loans. High risk loans within each class are analyzed and allocated additional reserves based on current trends.

Allocations for qualitative factors are determined for pass-rated loans. To reflect the increased risk of criticized assets, qualitative factor allocations are multiplied by 150% for special mention loans, and multiplied by 200% for classified loans.

Sales, purchases and reclassification of loans

The Company finances consumer real estate mortgages under "best efforts" contracts with mortgage purchasers. The mortgages are designated as held for sale upon initiation. There have been no major reclassifications from portfolio loans to held for sale. Mortgages held for sale are not included in the calculation of the allowance for loan losses.

Occasionally, the Company purchases or sells participations in loans. All participation loans purchased met the Company's normal underwriting standards at the time the participation was entered. Participation loans are included in the appropriate portfolio balances to which the allowance methodology is applied.

Unallocated surplus

In addition to funding the allowance for loan losses based upon data analysis, the Company has the option to fund an unallocated surplus in excess to the calculated requirement, based upon management judgement. The Company's policy permits an unallocated surplus of between 0% and 5% of the calculated requirement.

Estimation of the allowance for loan losses

The estimation of the allowance involves analysis of internal and external variables, methodologies, assumptions and management's judgment and experience. Key judgments used in determining the allowance for loan losses include internal risk rating determinations, market and collateral values, discount rates, loss rates, and management's assessment of current economic conditions. These judgments are inherently subjective and actual losses could be greater or less than the estimate. Future estimates of the allowance could increase or decrease based on changes in the financial condition of individual borrowers, concentrations of various types of loans, economic conditions or the markets in which collateral may be sold. The estimate of the allowance accrual determines the amount of provision expense and directly affects our financial results. Please see Note 5 for additional information.

Rate Lock Commitments

The Company enters into commitments to originate mortgage loans in which the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 60 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, by committing to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable because rate lock commitments and best effort contracts are not actively traded in stand-alone markets. The Company determines the fair value of rate lock commitments and best efforts contracts by measuring the changes in the value of the underlying assets while taking into consideration the probability that the rate lock commitments will close. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to expense over the estimated useful lives of the assets on the straight-line basis. Depreciable lives include 40 years for premises, 3-10 years for furniture and equipment, and 3 years for computer software. Costs of maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Other Real Estate Owned

Real estate acquired through or in lieu of foreclosure is held for sale and is initially recorded at fair value less estimated costs to sell at the date of foreclosure, establishing the cost basis of the asset. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

Goodwill

The Company records as goodwill the excess of purchase price over the fair value of the identifiable net assets acquired. Goodwill is subject to at least an annual assessment for impairment by applying a fair value based test. The Company contracts with a third party valuation expert to perform annual testing as of September 30 of each fiscal year. The impairment test for 2022 incorporated data as of September 30, 2022.

Accounting guidance provides the option of performing preliminary assessment of qualitative factors to determine whether impairment testing is necessary. The Company opted not to perform the preliminary assessment. The Company's goodwill impairment analysis considered three valuation techniques appropriate to the measurement. The first technique uses the Company's market capitalization as an estimate of fair value, the second technique estimates fair value using current market pricing multiples for companies comparable to NBI, while the third technique uses current market pricing multiples for change-of-control transactions involving companies comparable to NBI.

Certain key judgments were used in the valuation measurement. Goodwill is held by the Company's bank subsidiary. The bank subsidiary is 100% owned by the Company, and no market capitalization is available. Because most of the Company's assets are comprised of the bank subsidiary's equity, the Company's market capitalization was used to estimate the Bank's market capitalization. Other judgments include the assumption that the companies and transactions used as comparables for the second and third techniques were appropriate to the estimate of the Company's fair value, and that the comparable multiples are appropriate indicators of fair value, and compliant with accounting guidance. Based upon data at September 30, 2022, each measure indicated that the Company's fair value exceeded its book value and no impairment was indicated.

Pension Plan

The Company recognizes the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognizes changes in that funded status in the year in which the changes occur through other comprehensive loss. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the projected benefit obligation.

The Company's actuary determines plan obligations and annual pension expense using a number of key assumptions, including the discount rate, the estimated return on plan assets and the anticipated rate of compensation increases. Changes in these assumptions in the future, if any, or in the method under which benefits are calculated may impact pension assets, liabilities or expense.

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the asset and liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Trust Assets and Income

Assets (other than cash deposits) held by NBB's Trust Department in a fiduciary or agency capacity for customers are not included in the consolidated financial statements since such items are not assets of the Company. Trust income is recognized on the accrual basis.

Earnings Per Common Share

Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. During 2022 and 2021, there were no potential common shares outstanding.

The following shows the weighted average number of shares used in computing earnings per common share for the years indicated.

	2022	2021
Average number of common shares outstanding	5,989,601	6,209,929

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

Advertising

The Company charges advertising costs to expenses as incurred. Advertising expenses were $163 for the year ended December 31, 2022 and $112 for the year ended December 31, 2021.

Revenue Recognition

The Company accounts for revenue associated with financial instruments, including loans and securities via the accrual method. The Company recognizes noninterest income when it satisfies commitments to customers. Please refer to Note 18: Revenue Recognition.

Use of Estimates

In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, evaluation of impairment of goodwill, and pension obligations.

Reclassifications

Certain amounts reported in prior years have been reclassified to conform to the current year's presentation. These reclassifications had no effect on the Company's net income or stockholders' equity.

Recent Accounting Pronouncements

ASU 2016-13

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The ASU, as amended, requires an entity to measure expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts. Among other things, the ASU also amended the impairment model for available for sale securities and addressed purchased financial assets with deterioration.

On January 1, 2023, the Company adopted ASU No. 2016-13 and related ASUs, in accordance with the required implementation date, and applied the standard's provisions as a cumulative-effect adjustment to retained earnings as of January 1, 2023. Subsequent to adoption, the Company will record adjustments to its allowance(s) for credit losses and reserve for unfunded commitments through the provision for credit losses in the consolidated statements of income. In future filings, results for reporting periods beginning after January 1, 2023 will be presented under Topic 326, while periods prior to January 1, 2023 will be reported in accordance with GAAP applicable at the time period.

Upon adoption, the allowance for credit losses on loans increased from $8,225 to $10,567 and the reserve for unfunded commitments increased from $35 to $242. Based upon the nature and characteristics of our securities portfolios (including issuer specific matters) at the adoption date, macroeconomic conditions and forecasts at that date, and other management judgments, adoption did not result in an allowance for credit losses on available for sale securities. The increase to allowance for credit losses and reserve for unfunded commitments, net of tax, decreased retained earnings by $2,014 as of January 1, 2023.

The Company engaged a third-party model to tabulate its estimate of current expected credit losses, applying a probability of default/loss given default driven discounted cashflow methodology, with default defined as full or partial charge-off, nonaccrual status or past due 90 days or more. In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics, using call report code and risk rating.

The Company designated national unemployment as its forecast variable. Multiple forecasts from reputable and independent third parties are sourced to inform the Company's reasonable and supportable forecasting of current expected credit losses. The forecast is applied over a forecast horizon selected by management at each reporting date, typically of one year and not to exceed two years, after which loss rates revert to long term historical loss experience on a straight line basis.

To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company considers the following qualitative adjustment factors: changes in lending policies and procedures, changes in economic conditions, changes in the nature and volume of the loan portfolio, changes in lending management's experience, changes in the volume and severity of past due loans, changes in the loan review system, changes in concentrations of credit, and the effect of competition, legal and regulatory requirements.

The Company's CECL implementation process was overseen by a management committee which included the CFO, Controller, Chief Credit Officer and SVP of Credit Administration and reported to the Company's Enterprise Risk Management Committee. The implementation process included an assessment of data availability and gap analysis, data collection, consideration and analysis of multiple loss estimation methodologies, an assessment of relevant qualitative factors and correlation analysis of multiple potential loss drivers and their impact on the Company's historical loss experience. During 2022, the Company calculated its current expected credit losses model in parallel to its incurred loss model in order to further refine the methodology and model. In addition, the Company engaged a third-party to perform a comprehensive model validation.

SAB 119

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin ("SAB") 119. SAB 119 updated portions of SEC interpretative guidance to align with FASB ASC 326, "Financial Instruments – Credit Losses." It covers topics including (1) measuring current expected credit losses; (2) development, governance, and documentation of a systematic methodology; (3) documenting the results of a systematic methodology; and (4) validating a systematic methodology.

ASU 2022-03

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The ASU is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company does not expect the adoption of ASU 2022-03 to have a material impact on its consolidated financial statements.

ASU 2022-02

In March 2022, the FASB issued ASU No. 2022-02, "Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for TDRs by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this ASU should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. For entities that have adopted ASU 2016-13, ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For entities that have not yet adopted ASU 2016-13, the effective dates for ASU 2022-02 are the same as the effective dates in ASU 2016-13. Early adoption is permitted if an entity has adopted ASU 2016-13. An entity may elect to early adopt the amendments about TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. The Company is currently assessing the impact that ASU 2022-02 will have on its consolidated financial statements.

ASU 2020-04

In March 2020, the FASB issued ASU No. 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. Subsequently, in January 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2021-01 "Reference Rate Reform (Topic 848): Scope." This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The Company has a small number of participation loans that reference LIBOR. The Company is working with the primary banks to determine appropriate actions.

Note 2: Restriction on Cash

The Company's subsidiary bank is a member of the Federal Reserve System. The Federal Reserve does not currently require member banks to hold an average balance in order to purchase services from the Federal Reserve.

Note 3: Securities

The amortized cost and fair value of debt securities available for sale, with gross unrealized gains and losses, as of the dates indicated, follows:

Available for sale:	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$ 391,538	$ 39	$ 55,002	$ 336,575
States and political subdivisions	190,192	26	38,018	152,200
Mortgage-backed securities	170,694	22	9,239	161,477
Corporate debt securities	6,501	-	837	5,664
U.S. treasury	992	-	56	936
Total securities available for sale	$ 759,917	$ 87	$ 103,152	$ 656,852

Available for sale:	December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$ 279,934	$ 2,795	$ 4,710	$ 278,019
States and political subdivisions	195,365	5,314	2,007	198,672
Mortgage-backed securities	204,164	2,323	313	206,174
Corporate debt securities	3,004	248	37	3,215
Total securities available for sale	$ 682,467	$ 10,680	$ 7,067	$ 686,080

The amortized cost and fair value of single maturity securities available for sale, by contractual maturity, are shown below. Mortgage-backed securities are categorized by final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | December 31, 2022 | |
Available for sale:	Amortized Cost	Fair Value
Due in one year or less	$ 2,779	$ 2,738
Due after one year through five years	139,168	129,798
Due after five years through ten years	328,812	279,880
Due after ten years	289,158	244,436
Total securities available for sale	$ 759,917	$ 656,852

Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

| | December 31, 2022 | | | |
| | Less Than 12 Months | | 12 Months or More | |
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agencies and corporations	$ 144,574	$ 12,699	$ 190,950	$ 42,303
State and political subdivisions	94,657	18,373	52,134	19,645
Mortgage-backed securities	144,198	7,326	15,165	1,913
Corporate debt securities	4,843	655	821	182
U.S. treasury	936	56	-	-
Total temporarily impaired securities	$ 389,208	$ 39,109	$ 259,070	$ 64,043

| | December 31, 2021 | | | |
| | Less Than 12 Months | | 12 Months or More | |
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agencies and corporations	$ 201,650	$ 3,530	$ 26,792	$ 1,180
State and political subdivisions	50,659	1,214	20,542	793
Mortgage-backed securities	13,139	141	4,665	172
Corporate debt securities	966	37	-	-
Total temporarily impaired securities	$ 266,414	$ 4,922	$ 51,999	$ 2,145

The Company had 614 securities with a fair value of $648,278 that were temporarily impaired as of December 31, 2022. The total unrealized loss on these securities was $103,152. Of the temporarily impaired total, 289 securities with a fair value of $259,070 and an unrealized loss of $64,043 have been in a continuous loss position for 12 months or more. The Company has determined that these securities are temporarily impaired as of December 31, 2022 for the reasons set out below.

U.S. Government agencies. Unrealized losses of $42,303 on 222 securities with a fair value of $190,950 were caused by interest rate and market fluctuations. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the cost basis of the investments. Because the Company does not intend to sell the investments and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company does not consider the securities to be other-than-temporarily impaired.

States and political subdivisions. The Company reviewed financial statements and cash flow information for the 58 securities with a fair value of $52,134 and unrealized losses of $19,645 and determined that the unrealized loss is the result of interest rate and market fluctuations and not associated with impaired financial status. The contractual terms of the investment do not permit the issuer to settle the security at a price less than the cost basis of the investment. Because the Company does not intend to sell the investment and it is not likely that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be at maturity, the Company does not consider the investment to be other-than-temporarily impaired.

Mortgage-backed securities. Unrealized losses of $1,913 on 8 securities with a fair value of $15,165 were caused by interest rate and market fluctuations. Because the Company does not intend to sell the investment and it is not likely that the Company will be required to sell the investment before recovery of its amortized costs basis, which may be at maturity, the Company does not consider this investment to be other-than-temporarily impaired.

Corporate debt securities. One corporate debt security with a fair value of $821 presented an unrealized loss of $182. The Company reviewed the corporation's financial position and determined that the unrealized loss is primarily the result of interest rate and market fluctuations and not associated with impaired financial status. The contractual terms of the investment do not permit the issuer to settle the security at a price less than the cost basis of the investment. Because the Company does not intend to sell the investment and it is not likely that the Company will be required to sell the investment before recovery of the amortized cost basis, which may be at maturity, the Company does not consider the investment to be other-than-temporarily impaired.

Management regularly monitors the credit quality of the investment portfolio. Changes in ratings are noted and follow-up research on the issuer is undertaken when warranted. Management intends to carefully monitor any changes in bond quality.

Restricted Stock

The Company held restricted stock of $941 as of December 31, 2022 and $845 as of December 31, 2021. Restricted stock is reported separately from available for sale securities. As a member of the Federal Reserve and the FHLB, NBB is required to maintain certain minimum investments in the common stock of those entities. Required levels of investment are based upon NBB's capital and a percentage of qualifying assets. The Company purchases stock from or sells stock back to the correspondents based on their calculations. The stock is held by member institutions only and is not actively traded.

Redemption of FHLB stock is subject to certain limitations and conditions. At its discretion, the FHLB may declare dividends on the stock. In addition to dividends, NBB also benefits from its membership with FHLB through eligibility to borrow from the FHLB, using as collateral NBB's capital stock investment in the FHLB and qualifying NBB real estate mortgage loans totaling $645,539 as of December 31, 2022. Management reviews for impairment based upon the ultimate recoverability of the cost basis of the FHLB stock, and as of December 31, 2022, management did not determine any impairment.

Management regularly monitors the credit quality of the investment portfolio. Changes in ratings are noted and follow-up research on the issuer is undertaken when warranted. Management intends to carefully monitor any changes in bond quality.

Pledged Securities

As of December 31, 2022 and 2021, securities with a carrying value of $345,689 and $287,023, respectively, were pledged to secure municipal deposits and for other purposes as required or permitted by law.

Realized Securities Gains and Losses

The Company did not have any realized gains or losses in 2022. During 2021, the Company realized net securities gains of $6, all of which stemmed from calls of securities. Information pertaining to realized gains and losses on called securities follows:

	For the year ended December 31, 2021				
	Proceeds	Book Value	Gross Gain	Gross Loss	Net Gain
Available for sale	$ 20,377	$ 20,371	$ 6	$ -	$ 6

Note 4: Related Party Transactions

In the ordinary course of business, the Company, through its banking subsidiary, has granted loans to related parties, including executive officers and directors of NBI and its subsidiaries. Total funded credit extended to related parties amounted to $18,187 as of December 31, 2022 and $14,822 as of December 31, 2021. During 2022, total principal additions were $5,145 and principal payments were $1,780. During 2021, total principal additions totaled $2,570 and principal payments were $3,151.

The Company held $9,509 in deposits for related parties as of December 31, 2022 and $14,460 as of December 31, 2021.

The Company leased to a director a small office space. The lease was terminated during 2022. The lease payments totaled $2 in 2022 and $5 in 2021. The Company has also contracted with a director's firm to prepare architectural plans for a new office in Roanoke, Virginia. The arrangement is at arms-length and the Company paid the director's firm $39 in 2022 and $113 in 2021.

Note 5: Allowance for Loan Losses, Nonperforming Assets and Impaired Loans

Please refer to Note 1: Summary of Significant Accounting Policies for information on evaluation of collectively evaluated loans and impaired loans and associated reserves, and policies regarding nonaccruals, past due status and charge-offs.

Portfolio Segments and Classes

The Company determines major segments of loans and smaller classes within each segment based upon characteristics including collateral type and intended use, repayment sources, and (if applicable) the borrower's business model. The methodology for calculating reserves for collectively evaluated loans is applied at the class level. The Company's loan segments and classes within each segment are presented below:

Real Estate Construction
    Construction, residential
    Construction, other

Consumer Real Estate
    Equity lines
    Residential closed-end first liens
    Residential closed-end junior liens
    Investor-owned residential real estate

Commercial Real Estate
    Multifamily real estate
    Commercial real estate, owner-occupied
    Commercial real estate, other

Commercial Non Real Estate
    Commercial and industrial

Public Sector and IDA
    State and political subdivisions

Consumer Non-Real Estate
    Credit cards
    Automobile
    Other consumer loans

    Collectively evaluated loans within each class are further stratified by risk rating: pass-rated loans, loans rated special mention, and loans rated classified. Credit risk for collectively evaluated loans is estimated at the class level, by risk rating, by applying historical net charge-off rates and percentages for qualitative factors that influence credit risk. Please refer to Note 1: Summary of Significant Accounting Policies for a discussion of risk factors pertinent to each class, information on evaluation of impaired loans and associated specific reserves, and policies regarding nonaccruals, past due status and charge-offs.

    A detailed analysis showing the allowance roll-forward by portfolio segment follows:

	Activity in the Allowance for Loan Losses by Segment for the year ended December 31, 2022							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Balance, December 31, 2021	$ 422	$ 1,930	$ 3,121	$ 1,099	$ 297	$ 444	$ 361	$ 7,674
Charge-offs	-	(13)	-	(2)	-	(352)	-	(367)
Recoveries	-	29	49	11	-	123	-	212
Provision for (recovery of) loan losses	28	253	472	(178)	22	291	(182)	706
Balance, December 31, 2022	$ 450	$ 2,199	$ 3,642	$ 930	$ 319	$ 506	$ 179	$ 8,225

	Activity in the Allowance for Loan Losses by Segment for the year ended December 31, 2021							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Balance, December 31, 2020	$ 503	$ 2,165	$ 3,853	$ 670	$ 339	$ 555	$ 396	$ 8,481
Charge-offs	-	(13)	-	(526)	-	(216)	-	(755)
Recoveries	-	20	159	33	-	134	-	346
Provision for (recovery of) loan losses	(81)	(242)	(891)	922	(42)	(29)	(35)	(398)
Balance, December 31, 2021	$ 422	$ 1,930	$ 3,121	$ 1,099	$ 297	$ 444	$ 361	$ 7,674

    A detailed analysis showing the allowance and loan portfolio by segment and evaluation method follows:

	Allowance for Loan Losses by Segment and Evaluation Method as of December 31, 2022							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Individually evaluated	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Collectively evaluated	450	2,199	3,642	930	319	506	179	8,225
Total	$ 450	$ 2,199	$ 3,642	$ 930	$ 319	$ 506	$ 179	$ 8,225

	Loans by Segment and Evaluation Method as of December 31, 2022							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Individually evaluated	$ -	$ 186	$ 2,583	$ 263	$ -	$ -	$ -	$ 3,032
Collectively evaluated	54,579	220,866	435,305	57,389	48,074	33,948	-	850,161
Total	$ 54,579	$ 221,052	$ 437,888	$ 57,652	$ 48,074	$ 33,948	$ -	$ 853,193

	Allowance for Loan Losses by Segment and Evaluation Method as of December 31, 2021							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Individually evaluated	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Collectively evaluated	422	1,930	3,121	1,099	297	444	361	7,674
Total	$ 422	$ 1,930	$ 3,121	$ 1,099	$ 297	$ 444	$ 361	$ 7,674

	Loans by Segment and Evaluation Method as of December 31, 2021							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Individually evaluated	$ -	$ 191	$ 5,386	$ 301	$ -	$ -	$ -	$ 5,878
Collectively evaluated	48,841	208,786	400,336	59,963	47,899	32,026	-	797,851
Total	$ 48,841	$ 208,977	$ 405,722	$ 60,264	$ 47,899	$ 32,026	$ -	$ 803,729

A summary of ratios for the allowance for loan losses, as of the dates indicated, follows:

	December 31,	
	2022	2021
Ratio of allowance for loan losses to the end of period loans, net of unearned income and deferred fees and costs	0.96 %	0.96 %
Ratio of net charge-offs to average loans, net of unearned income and deferred fees and costs	0.02 %	0.05 %

A summary of nonperforming assets, as of the dates indicated, follows:

	December 31,	
	2022	2021
Nonperforming assets:		
Nonaccrual loans	$ 91	$ -
TDR loans in nonaccrual	2,756	2,873
Total nonperforming loans	2,847	2,873
Other real estate owned, net	662	957
Total nonperforming assets	$ 3,509	$ 3,830
Ratio of nonperforming assets to loans, net of unearned income and deferred fees and costs, plus other real estate owned	0.41 %	0.48 %
Ratio of allowance for loan losses to nonperforming loans[1]	288.90 %	267.11 %

(1) The Company defines nonperforming loans as total nonaccrual and TDR loans that are nonaccrual. Loans 90 days past due and still accruing and accruing TDR loans are excluded.

As of December 31, 2022, OREO is comprised of one construction property. There is no residential real estate in OREO. As of December 31, 2022, $155 in loans secured by residential real estate are in process of foreclosure.

A summary of loans past due 90 days or more and impaired loans, as of the dates indicated, follows:

	December 31,		
	2022		2021
Loans past due 90 days or more and still accruing	$ **8**	$	90
Ratio of loans past due 90 days or more and still accruing to loans, net of unearned income and deferred fees and costs	**0.00 %**		0.01 %
Accruing TDR loans	$ **276**	$	3,005
Impaired loans:			
Impaired loans with no valuation allowance	$ **3,032**	$	5,878
Impaired loans with a valuation allowance	**-**		-
Total impaired loans	$ **3,032**	$	5,878
Valuation allowance	$ **-**	$	-
Impaired loans, net of allowance	$ **3,032**	$	5,878
Average recorded investment in impaired loans[1]	$ **3,776**	$	5,901
Income recognized on impaired loans, after designation as impaired	$ **18**	$	137
Amount of income recognized on a cash basis	$ **-**	$	-

(1) Recorded investment is net of charge-offs and interest paid while a loan is in nonaccrual status.

No interest income was recognized on nonaccrual loans for the years ended December 31, 2022 or 2021. Nonaccrual loans that meet the Company's balance thresholds are designated as impaired.

A detailed analysis of investment in impaired loans, associated reserves and interest income recognized, by loan class follows:

	Impaired Loans as of December 31, 2022				
	Principal Balance	(A) Total Recorded Investment[1]	Recorded Investment[1] in (A) for Which There is No Related Allowance	Recorded Investment[1] in (A) for Which There is a Related Allowance	Related Allowance
Consumer Real Estate[2]					
Investor-owned residential real estate	$ **186**	$ **186**	$ **186**	$ **-**	$ **-**
Commercial Real Estate[2]					
Commercial real estate, owner occupied	**3,248**	**2,583**	**2,583**	**-**	**-**
Commercial Non Real Estate[2]					
Commercial and industrial	**285**	**263**	**263**	**-**	**-**
Total	$ **3,719**	$ **3,032**	$ **3,032**	$ **-**	$ **-**

	Impaired Loans as of December 31, 2021				
	Principal Balance	(A) Total Recorded Investment[1]	Recorded Investment[1] in (A) for Which There is No Related Allowance	Recorded Investment[1] in (A) for Which There is a Related Allowance	Related Allowance
Consumer Real Estate[2]					
Investor-owned residential real estate	$ 191	$ 191	$ 191	$ -	$ -
Commercial Real Estate[2]					
Commercial real estate, owner occupied	3,256	2,665	2,665	-	-
Commercial real estate, other	2,721	2,721	2,721	-	-
Commercial Non Real Estate[2]					
Commercial and industrial	310	301	301	-	-
Total	$ 6,478	$ 5,878	$ 5,878	$ -	$ -

(1) Recorded investment is net of charge-offs and interest paid while a loan is in nonaccrual status.
(2) Only classes with impaired loans are shown.

Information on the average investment and interest income of impaired loans is presented in the tables below:

	For the Year Ended December 31, 2022			
	Average Recorded Investment[1]		Interest Income Recognized	
Consumer Real Estate[2]				
Investor-owned residential real estate	$	188	$	13
Commercial Real Estate[2]				
Commercial real estate, owner occupied		2,587		5
Commercial real estate, other		729		-
Commercial Non Real Estate[2]				
Commercial and industrial		272		-
Total	$	3,776	$	18

	For the Year Ended December 31, 2021			
	Average Recorded Investment[1]		Interest Income Recognized	
Consumer Real Estate[2]				
Investor-owned residential real estate	$	192	$	13
Commercial Real Estate[2]				
Commercial real estate, owner occupied		2,668		9
Commercial real estate, other		2,723		100
Commercial Non Real Estate[2]				
Commercial and industrial		317		15
Consumer Non-Real Estate[2]				
Automobile		1		-
Total	$	5,901	$	137

(1) Recorded investment is net of charge-offs and interest paid while a loan is in nonaccrual status.
(2) Only classes with impaired loans are shown.

An analysis of past due and nonaccrual loans, as of the dates indicated, follows:

	December 31, 2022							
	30 – 89 Days Past Due and Accruing		90 or More Days Past Due		90 or More Days Past Due and Accruing		Nonaccruals[2]	
Consumer Real Estate[1]								
Equity line	$	16	$	-	$	-	$	-
Residential closed-end first liens		750		91		-		91
Investor-owned residential real estate		408		-		-		-
Commercial Real Estate[1]								
Commercial real estate, owner occupied		-		252		-		2,493
Commercial Non Real Estate[1]								
Commercial and industrial		16		-		-		263
Consumer Non-Real Estate[1]								
Credit cards		3		2		2		-
Automobile		102		-		-		-
Other consumer loans		93		6		6		-
Total	$	1,388	$	351	$	8	$	2,847

(1) Only classes with past due or nonaccrual loans are presented.
(2) Includes current and past due loans in nonaccrual status. Includes impaired loans in nonaccrual status.

	December 31, 2021			
	30 – 89 Days Past Due and Accruing	90 or More Days Past Due	90 or More Days Past Due and Accruing	Nonaccruals[2]
Real Estate Construction[1]				
Construction, other	$ 14	$ -	$ -	$ -
Consumer Real Estate[1]				
Equity lines	50	29	29	-
Residential closed-end first liens	715	58	58	-
Commercial Real Estate[1]				
Commercial real estate, owner occupied	12	266	-	2,572
Commercial Non Real Estate[1]				
Commercial and industrial	13	-	-	301
Consumer Non-Real Estate [1]				
Credit cards	2	2	2	-
Automobile	93	-	-	-
Other consumer loans	88	1	1	-
Total	$ 987	$ 356	$ 90	$ 2,873

(1) Only classes with past due or nonaccrual loans are presented.
(2) Includes current and past due loans in nonaccrual status. Includes impaired loans in nonaccrual status.

Determination of risk grades was completed for the portfolio as of December 31, 2022 and 2021. The following displays non-impaired gross loans by credit quality indicator as of the dates indicated:

	December 31, 2022		
	Pass	Special Mention	Classified
Real Estate Construction			
Construction, 1-4 family residential	$ 12,538	$ -	$ -
Construction, other	41,741	-	300
Consumer Real Estate			
Equity lines	15,026	-	-
Residential closed-end first liens	122,187	-	461
Residential closed-end junior liens	2,446	-	-
Investor-owned residential real estate	80,143	-	603
Commercial Real Estate			
Multifamily residential real estate	127,312	-	-
Commercial real estate owner-occupied	126,550	-	-
Commercial real estate, other	181,443	-	-
Commercial Non Real Estate			
Commercial and industrial	57,381	-	8
Public Sector and IDA			
States and political subdivisions	48,074	-	-
Consumer Non-Real Estate			
Credit cards	4,597	-	-
Automobile	9,932	-	3
Other consumer	19,398	-	18
Total	$ 848,768	$ -	$ 1,393

	December 31, 2021					
	Pass		Special Mention		Classified	
Real Estate Construction						
Construction, 1-4 family residential	$	10,008	$	-	$	-
Construction, other		38,833		-		-
Consumer Real Estate						
Equity lines		13,588		-		29
Residential closed-end first liens		106,107		-		275
Residential closed-end junior liens		2,715		-		-
Investor-owned residential real estate		85,460		-		612
Commercial Real Estate						
Multifamily residential real estate		106,644		-		-
Commercial real estate owner-occupied		125,605		-		35
Commercial real estate, other		164,324		3,728		-
Commercial Non Real Estate						
Commercial and industrial		59,953		-		10
Public Sector and IDA						
States and political subdivisions		47,899		-		-
Consumer Non-Real Estate						
Credit cards		4,531		-		-
Automobile		10,990		-		3
Other consumer		16,402		-		100
Total	$	793,059	$	3,728	$	1,064

Sales, Purchases and Reclassification of Loans

The Company finances mortgages under "best efforts" contracts with mortgage purchasers. The mortgages are designated as held for sale upon initiation. There have been no major reclassifications from portfolio loans to held for sale. Occasionally, the Company purchases or sells participations in loans. All participation loans purchased met the Company's normal underwriting standards at the time the participation was entered. Participation loans are included in the appropriate portfolio balances to which the allowance methodology is applied.

Troubled Debt Restructurings

Total TDRs amounted to $3,032 as of December 31, 2022 and $5,878 as of December 31, 2021. All of the Company's TDR loans are fully funded and no further increase in credit is available.

TDRs Designated During the Reporting Period

The Company did not recognize any new TDRs during 2022, and recognized three new TDRs during 2021. The restructuring of one commercial real estate owner-occupied loan provided cash flow relief to the borrower by shifting the payment structure from interest-only to amortizing and reducing the interest rate. Restructuring of two other commercial real estate loans provided cash flow relief by re-amortizing the loans over a longer period and reducing the interest rate. No principal or interest was forgiven. Impairment measurement for all three loans as of December 31, 2021 was based upon collateral and did not result in a specific allocation.

The following table presents TDRs by class that occurred during the year ended December 31, 2021.

	TDRs that occurred during the year ended December 31, 2021					
		Recorded Investment Outstanding				
	Number of Contracts	Pre-Modification		Post-Modification [1]		
Commercial Real Estate						
Commercial real estate owner-occupied	1	$	102	$	102	
Commercial real estate, other	2		2,724		2,724	
Total	3	$	2,826	$	2,826	

(1) Post-modification outstanding recorded investment considers amounts immediately following the modification. Amounts do not reflect balances at the end of the period.

Defaulted TDRs

The Company analyzed its TDR portfolio for loans that defaulted during 2022 and 2021, and that were modified within 12 months prior to default. The Company designates three circumstances that indicate default: one or more payments that occur more than 90 days past the due date, charge-off, or foreclosure after the date of restructuring.

Of the Company's TDRs as of December 31, 2022 and December 31, 2021, none of the defaulted TDRs were modified within 12 months prior to default.

Note 6: Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment as of the dates indicated, follows:

	December 31,	
	2022	2021
Premises	$ 15,435	$ 14,933
Furniture and equipment	6,658	6,819
Premises and equipment	$ 22,093	$ 21,752
Accumulated depreciation	(11,722)	(12,030)
Premises and equipment, net	$ 10,371	$ 9,722

Depreciation expense for the years ended December 31, 2022 and 2021 amounted to $609 and $636, respectively.

Premises includes construction in process. NBB has purchased land and developed plans for a new branch building in Roanoke, Virginia. The amount included in construction in process totals $1,586 as of December 31, 2022.

Note 7: Deposits

The aggregate amounts of time deposits in denominations of $250 or more as of December 31, 2022 and 2021 were $18,610 and $14,600, respectively. As of December 31, 2022, the scheduled maturities of time deposits are as follows:

Year of Maturity	Time Deposits
2023	$ 54,048
2024	5,349
2025	2,837
2026	3,002
2027	2,393
Thereafter	-
Total time deposits	$ 67,629

As of December 31, 2022 and 2021, overdraft demand deposits reclassified to loans totaled $277 and $170, respectively.

Note 8: Employee Benefit Plans

401(k) Plan

The Company has a Retirement Accumulation Plan qualifying under Internal Revenue Code Section 401(k), in which NBB and NBFS are participating employers. Eligible participants may contribute up to 100% of their total annual compensation to the plan, subject to certain limits based on federal tax laws. Employee contributions are matched by the employer based on a percentage of an employee's total annual compensation contributed to the plan. For the years ended December 31, 2022 and 2021, the Company contributed $392 and $402 respectively.

Employee Stock Ownership Plan

The Company has a non-leveraged Employee Stock Ownership Plan ("ESOP") which enables employees of NBI and its subsidiaries who have one year of service and who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own NBI common stock. Contributions to the ESOP, which are not mandatory, are determined annually by the NBI Board of Directors. Contribution expense amounted to $400 for the year ended December 31, 2022 and $360 for the year ended December 31, 2021. Dividends on ESOP shares are charged to retained earnings. As of December 31, 2022, the number of shares held by the ESOP was 181,365. All shares held by the ESOP are treated as outstanding in computing the Company's basic net income per share. Upon reaching age 55 with 10 years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares, and NBI or the ESOP, with the agreement of the trustee, is obligated to purchase those shares. The ESOP contains a put option which allows a withdrawing participant to require the Company or the ESOP, if the plan administrator agrees, to purchase his or her allocated shares if the shares are not readily tradable on an established market at the time of distribution.

Salary Continuation Plan

The Company has a non-qualified Salary Continuation Plan for certain key officers. The plan provides the participating officers with supplemental retirement income, payable for the greater of 15 years after retirement or the officer's lifetime. The expense accrued for the plans in 2022 and 2021, based on the present value of the retirement benefits, amounted to $326 and $296 respectively. The plan is unfunded. However bank-owned life insurance has been acquired on the life of the key employees in amounts sufficient to discharge the obligations of the agreement.

Defined Benefit Plan

The Company's defined benefit pension plan covers substantially all employees. The plan benefit formula is based upon the length of service of retired employees and a percentage of qualified W-2 compensation during their final years of employment. Information pertaining to activity in the plan during the years indicated, is as follows:

		December 31,		
		2022		2021
Change in benefit obligation				
Projected benefit obligation at beginning of year	$	35,312	$	34,852
Service cost [1]		1,297		1,445
Interest cost		817		736
Actuarial gain [2]		(11,566)		(786)
Benefits paid		(2,732)		(935)
Projected benefit obligation at end of year	$	23,128	$	35,312
Change in plan assets				
Fair value of plan assets at beginning of year	$	36,187	$	32,415
Actual return on plan assets		(3,709)		4,707
Benefits paid		(2,732)		(935)
Fair value of plan assets at end of year	$	29,746	$	36,187
Funded status at the end of the year	$	6,618	$	875
Amounts recognized in the Consolidated Balance Sheet				
Deferred tax liabilities	$	(1,390)	$	(184)
Other assets		6,618		875
Total amounts recognized in the Consolidated Balance Sheet	$	5,228	$	691
Amounts recognized in accumulated other comprehensive loss, net				
Net loss	$	(2,968)	$	(8,749)
Deferred tax asset		623		1,837
Amount recognized	$	(2,345)	$	(6,912)
Accrued/Prepaid benefit cost, net				
Benefit obligation	$	(23,128)	$	(35,312)
Fair value of assets		29,746		36,187
Unrecognized net actuarial loss		2,968		8,749
Deferred tax liability		(2,013)		(2,021)
Prepaid benefit cost included in other assets	$	7,573	$	7,603

(continued)

Components of net periodic benefit cost				
Service cost[1]	$	**1,297**	$	1,445
Interest cost[3]		**817**		736
Expected return on plan assets[3]		**(2,517)**		(2,220)
Amortization of prior service cost[3]		**-**		(11)
Recognized net actuarial loss[3]		**441**		833
Net periodic benefit cost	$	**38**	$	783

Other changes in plan assets and benefit obligations recognized in other comprehensive loss				
Net gain	$	**(5,781)**	$	(4,106)
Amortization of prior service cost		**-**		11
Deferred income tax expense		**1,214**		860
Total recognized	$	**(4,567)**	$	(3,235)

Total recognized in net periodic benefit cost and other comprehensive loss	$	**(5,743)**	$	(3,312)

Weighted average assumptions at end of the year		
Discount rate used for net periodic pension cost	**2.50%**	2.25%
Discount rate used for disclosure	**5.00%**	2.50%
Expected return on plan assets	**7.50%**	7.50%
Rate of compensation increase	**3.00%**	3.00%

(1) Cost is included in Salaries and Employee Benefits expense on the Consolidated Statements of Income.
(2) Actuarial gain in 2022 is composed of loss due to demographic changes of $66 and gain due to change in discount rate of ($11,632). Actuarial gain in 2021 is composed of loss due to demographic changes of $764, loss due to change in mortality table of $40 and gain due to change in discount rate of ($1,590).
(3) Cost is included in other operating expense on the Consolidated Statements of Income.

Long Term Rate of Return

The Company, as plan sponsor, selects the expected long term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, but higher significance is placed on current forecasts of future long term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, and solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The Company's Pension Administrative Committee Policy (the "Policy") sets requirements for monitoring the investment management of its qualified plans. The Policy includes a statement of general investment principles and a listing of specific investment guidelines, to which the committee may make documented exceptions. The guidelines state that, unless otherwise indicated, all investments that are permitted under the prudent investor rule shall be permissible investments for the defined benefit pension plan. All plan assets are to be invested in marketable securities. Certain investments are prohibited, including commodities and future contracts, private placements, repurchase agreements, options and derivatives. The Policy establishes quality standards for fixed income investments and mutual funds included in the pension plan trust. The Policy also outlines diversification standards.

The preferred target allocation for the assets of the defined benefit pension plan is 65% in equity securities and 35% in fixed income securities. Equity securities include investments in large-cap and mid-cap companies primarily located in the United States, although a small number of international large-cap companies are included. There are also investments in mutual funds holding the equities of large-cap and mid-cap U.S. companies. Fixed income securities include U.S. government agency securities and corporate bonds from companies representing diversified industries. There are no investments in hedge funds, private equity funds or real estate. The Company's required minimum pension contribution for 2023 has not yet been determined. Fair value measurements of the pension plan's assets are presented below:

Asset Category	Fair Value Measurements as of December 31, 2022							
	Total		**Level 1**		**Level 2**		**Level 3**	
Cash	$	**415**	$	**415**	$	**-**	$	**-**
Equity securities:								
U. S. companies		**15,459**		**15,459**		**-**		**-**
International companies		**770**		**770**		**-**		**-**
Equities mutual funds [(1)]		**6,090**		**6,090**		**-**		**-**
State and political subdivisions		**51**		**-**		**51**		**-**
Corporate bonds – investment grade [(2)]		**6,961**		**-**		**6,961**		**-**
Total pension plan assets	$	**29,746**	$	**22,734**	$	**7,012**	$	**-**

Asset Category	Fair Value Measurements as of December 31, 2021							
	Total		**Level 1**		**Level 2**		**Level 3)**	
Cash	$	1,390	$	1,390	$	-	$	-
Equity securities:								
U. S. companies		19,758		19,758		-		-
International companies		2,722		2,722		-		-
Equities mutual funds [(1)]		5,257		5,257		-		-
State and political subdivisions		57		-		57		-
Corporate bonds – investment grade [(2)]		7,003		-		7,003		-
Total pension plan assets	$	36,187	$	29,127	$	7,060	$	-

(1) This category comprises actively managed equity funds invested in large-cap and mid-cap U.S. companies.
(2) This category represents investment grade bonds of U.S. issuers from diverse industries.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

2023	$ 2,802
2024	$ 1,494
2025	$ 861
2026	$ 1,877
2027	$ 1,801
2028 - 2032	$ 11,054

Note 9: Income Taxes

The Company files United States federal income tax returns, and Virginia, West Virginia and North Carolina state income tax returns. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2019. Allocation of income tax expense between current and deferred portions is as follows:

	Year ended December 31,			
	2022		**2021**	
Current	$	**5,940**	$	4,099
Deferred (benefit) expense		**(109)**		152
Total income tax expense	$	**5,831**	$	4,251

The following reconciles the "expected" income tax expense, computed by applying the U.S. federal income tax rate of 21% to income before tax expense, with the reported income tax expense:

	Year ended December 31,			
	2022		2021	
Computed "expected" income tax expense	$	6,670	$	5,173
Tax-exempt interest income		(728)		(763)
Nondeductible interest expense		24		25
Other, net		(135)		(184)
Reported income tax expense	$	5,831	$	4,251

The components of net deferred tax assets, included in other assets, are as follows:

	December 31,			
	2022		2021	
Deferred tax assets:				
Allowance for loan losses and unearned fee income	$	1,906	$	1,774
Valuation allowance on other real estate owned		248		186
Defined benefit pension plan		623		1,837
Deferred compensation and other liabilities		919		899
Net unrealized loss on securities available for sale		21,644		-
Lease accounting		303		327
SBA fees		-		9
Total deferred tax assets	$	25,643	$	5,032
Deferred tax liabilities:				
Fixed assets	$	(463)	$	(415)
Goodwill		(1,228)		(1,228)
Defined benefit pension plan, prepaid portion		(2,013)		(2,021)
Net unrealized gain on securities available for sale		-		(759)
Lease accounting		(297)		(321)
Discount accretion of securities		(84)		(27)
Total deferred tax liabilities		(4,085)		(4,771)
Net deferred tax assets (liabilities)	$	21,558	$	261

The Company determined that no valuation allowance for gross deferred tax assets was necessary as of December 31, 2022 and 2021.

Note 10: Restrictions on Dividends

The Company's principal source of funds for dividend payments is dividends received from its subsidiary bank. For the years ended December 31, 2022 and 2021, dividends received from the subsidiary bank were $25,000 and $14,508, respectively.

Substantially all of NBI's retained earnings are undistributed earnings of its sole banking subsidiary, which are restricted by various regulations administered by federal bank regulatory agencies. Bank regulatory agencies restrict, unless prior approval is obtained, the total dividend payments of a bank in any calendar year to the bank's retained net income of that year to date, as defined, combined with its retained net income of the preceding two years, less any dividends paid. During 2022 and 2021, the Bank applied to its primary regulator and was approved to dividend to NBI an amount in excess of the regulatory maximum. The purpose in the excess dividend was to provide cash for stock repurchases. As of December 31, 2022, NBB had no retained net income free of restriction. The Bank remains in a highly capitalized position and the Company intends to request approval for additional dividends in 2023.

Note 11: Minimum Regulatory Capital Requirement

Under the Federal Reserve's Small Bank Holding Company Policy Statement, the Company is exempt from reporting consolidated regulatory capital ratios and from minimum regulatory capital requirements.

NBB is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on NBI's and NBB's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, NBB must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

The Bank is subject to the Basel III Capital Rules as applied by the Office of the Comptroller of the Currency. The Basel III Capital Rules require the Bank to comply with minimum capital ratios plus a "capital conservation buffer" designed to absorb losses during periods of economic stress. The rules set forth minimum amounts and ratios for CET1 capital, Tier 1 capital and total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

NBB's CET1 capital includes common stock and related surplus and retained earnings. The Basel III Capital Rules provide an option to exclude components of accumulated other comprehensive income (loss) from CET1 capital. Once made, the election is final and cannot be changed. NBB elected to exclude components of accumulated other comprehensive income from CET1 capital.

Tier 1 Capital includes CET1 capital and additional Tier 1 capital components. As of December 31, 2022 and 2021, NBB did not hold any additional Tier 1 capital beyond CET1 capital. Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital includes the allowance for loan losses. NBB's risk-weighted assets were $1,092,101 as of December 31, 2022 and $989,503 as of December 31, 2021. Management believes, as of December 31, 2022 and 2021, that NBB met all capital adequacy requirements to which it is subject.

As of December 31, 2022, the most recent notifications from the Office of the Comptroller of the Currency categorized NBB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, CET1 risk-based and Tier 1 leverage ratios, as set forth in the following tables. There are no conditions or events since these notifications that management believes have changed NBB's category.

NBB's capital amounts and ratios are presented in the following tables.

December 31, 2022	Actual		Minimum Capital Requirement[1]		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)	$ 191,883	17.57%	$ 114,671	10.50%	$ 109,210	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$ 183,623	16.81%	$ 92,829	8.50%	$ 87,368	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$ 183,623	16.81%	$ 76,447	7.00%	$ 70,987	6.50%
Tier 1 Capital (to Average Assets)	$ 183,623	10.50%	$ 69,925	4.00%	$ 87,406	5.00%

December 31, 2021	Actual		Minimum Capital Requirement[1]		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)	$ 192,907	19.50%	$ 103,898	10.50%	$ 98,950	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$ 185,187	18.72%	$ 84,108	8.50%	$ 79,160	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$ 185,187	18.72%	$ 69,265	7.00%	$ 64,318	6.50%
Tier 1 Capital (to Average Assets)	$ 185,187	11.16%	$ 66,348	4.00%	$ 82,935	5.00%

(1) Except with regard to NBB's Tier 1 capital to average assets ratio, the minimum capital requirement includes the Basel III Capital Rules' capital conservation buffer (2.50%) which is added to the minimum capital requirements for capital adequacy purposes. NBB's capital conservation buffer consists of additional CET1 above regulatory minimum requirement. Failure to maintain the prescribed levels would result in limitations on capital distributions and discretionary bonuses to executives.

Note 12: Condensed Financial Statements of Parent Company
Financial information pertaining only to NBI (Parent) as of the dates and for the years indicated, is as follows:

Condensed Balance Sheets	December 31,			
		2022		2021
Assets				
Cash due from subsidiaries	$	14,927	$	2,324
Investments in subsidiaries		107,746		189,027
Refundable income taxes		70		647
Other assets		648		847
Total assets	$	123,391	$	192,845
Liabilities and Stockholders' Equity				
Other liabilities	$	704	$	1,094
Stockholders' equity		122,687		191,751
Total liabilities and stockholders' equity	$	123,391	$	192,845

Condensed Statements of Income	Year ended December 31,			
		2022		2021
Income				
Dividends from subsidiaries	$	25,000	$	14,508
Gain on sale of private equity investment		3,823		-
Other income		-		1
Total income		28,823		14,509
Expenses				
Other expenses		1,220		1,135
Income before income tax (expense) benefit and equity in undistributed net income of subsidiaries		27,604		13,374
Applicable income tax (expense) benefit		491		(293)
Income before equity (deficit) in undistributed net income of subsidiaries		27,112		13,667
Equity (deficit) in undistributed net income of subsidiaries		(1,180)		6,715
Net income	$	25,932	$	20,382

Condensed Statements of Cash Flows	Year ended December 31,			
		2022		2021
Cash Flows from Operating Activities				
Net income	$	25,932	$	20,382
Adjustments to reconcile net income to net cash provided by operating activities:				
(Equity) deficit in undistributed net income of subsidiaries		1,180		(6,715)
Net change in refundable income taxes due from subsidiaries		576		(201)
Net change in other assets		593		221
Net change in other liabilities		(390)		(217)
Net cash provided by operating activities		27,891		13,470
Cash Flows from Investing Activities				
Net change in interest-bearing deposits		-		10,027
Net cash provided by investing activities		-		10,027

(continued)

Cash Flows from Financing Activities		
Cash dividends paid	**(8,950)**	(8,806)
Shares repurchased	**(6,338)**	(13,354)
Net cash used in financing activities	**(15,288)**	(22,160)
Net change in cash	**12,603**	1,337
Cash due from subsidiaries at beginning of year	**2,324**	987
Cash due from subsidiaries at end of year	**$ 14,927**	$ 2,324

Note 13: Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and interest rate locks. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company may require collateral or other security to support the following financial instruments with credit risk.

The following table presents the unfunded balance of financial instruments that pose credit risk:

	December 31,	
	2022	**2021**
Commitments to extend credit	**$ 197,459**	$ 181,395
Standby letters of credit	**17,021**	13,984
Mortgage loans sold with potential recourse	**8,654**	18,287

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit. Some of these commitments are uncollateralized and do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2022, the Company originated $7,882 and sold $8,654 mortgage loans to investors, compared with $17,672 originated and $18,287 sold in 2021. Every contract with each investor contains certain recourse language. In general, the Company may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor defaults early in the loan term. This potential default period is approximately 12 months after sale of a loan to the investor.

As of December 31, 2022, the Company had locked-rate commitments to originate mortgage loans of $95. There were no loans held for sale as of December 31, 2022. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any counterparty to fail to meet its obligations.

The Company maintains cash accounts in other commercial banks. The Company had $15 in deposits with correspondent institutions as of December 31, 2022 that were not insured by the FDIC.

Note 14: Concentrations of Credit Risk

The Company does a general banking business, serving the commercial and personal banking needs of its customers. NBB's primary service area is defined as the Virginia counties of Albemarle, Augusta, Bedford, Bland, Botetourt, Buchanan, Carroll, Craig, Floyd, Franklin, Giles, Grayson, Montgomery, Pulaski, Roanoke, Rockbridge, Rockingham, Russell, Tazewell, Smyth, Washington, Wythe, and the cities of Bristol, Buena Vista, Charlottesville, Galax, Harrisonburg, Lexington, Lynchburg, Radford, Roanoke, Salem, Staunton, and Waynesboro. The service area also includes the West Virginia counties of Mercer, Monroe and McDowell and the Tennessee city of Bristol and counties of Sullivan and Washington. Substantially all of NBB's loans are made in its primary service area. Additionally, the Company occasionally participates in loans in nearby higher growth metropolitan areas. Real estate mortgage loans secured by property outside NBB's primary service area are not considered an out of market exception when the customer is located within the primary service area. All other loans that are out of the primary service area and do not also have collateral within the primary service area require policy exception approval. The ultimate collectability of NBB's loan portfolio and the ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions of the market area. The Company's operating results are therefore closely correlated with the economic trends within this area.

Commercial real estate as of December 31, 2022 and 2021 represented approximately 51% and 50%, respectively, of the loan portfolio, at $437,888 and $405,722, respectively. Included in commercial real estate are loans for college housing and professional office buildings that comprised $196,398 and $201,858 as of December 31, 2022 and 2021, respectively, corresponding to approximately 23% of the loan portfolio as of December 31, 2022 and 25% of the loan portfolio as of December 31, 2021. Loans secured by residential real estate were $221,052, or approximately 26% of the portfolio, and $208,977, or 26% of the portfolio as of December 31, 2022 and 2021, respectively.

The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of cash flow, collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information. Management considers the concentration of credit risk to be minimal.

Note 15: Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP requires that valuation techniques maximize the use of the observable inputs and minimize the use of the unobservable inputs. GAAP also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.
Level 2 – Valuation is based on observable inputs including:
- quoted prices in active markets for similar assets and liabilities,
- quoted prices for identical or similar assets and liabilities in less active markets,
- inputs other than quoted prices that are observable, and
- model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

Fair value is best determined by quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, fair value estimates may not be realized in an immediate settlement of the instrument. Accounting guidance for fair value excludes certain financial instruments and all nonfinancial instruments from disclosure requirements. Consequently, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the consolidated financial statements:

Financial Instruments Measured At Fair Value on a Recurring Basis
Securities Available for Sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). The carrying value of restricted Federal Reserve Bank of

Richmond and Federal Home Loan Bank of Atlanta stock approximates fair value based upon the redemption provisions of each entity and is therefore excluded from the following tables.

The following tables present the balances of financial assets measured at fair value on a recurring basis:

| December 31, 2022 | Balance | | Fair Value Measurement Using | | | |
			Level 1	Level 2	Level 3
U.S. government agencies and corporations	$	336,575	$	-	$ 336,575	$	-
States and political subdivisions		152,200		-	152,200		-
Mortgage-backed securities		161,477		-	161,477		-
Corporate debt securities		5,664		-	5,664		-
U.S. treasury		936			936		
Total securities available for sale	$	656,852	$	-	$ 656,852	$	-

| December 31, 2021 | Balance | | Fair Value Measurement Using | | | |
			Level 1	Level 2	Level 3
U.S. Government agencies and corporations	$	278,019	$	-	$ 278,019	$	-
States and political subdivisions		198,672		-	198,672		-
Mortgage-backed securities		206,174		-	206,174		-
Corporate debt securities		3,215		-	3,215		-
Total securities available for sale	$	686,080	$	-	$ 686,080	$	-

The Company's securities portfolio is valued using Level 2 inputs. The Company relies on an independent third party vendor to provide market valuations. The inputs used to determine value include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. The third party vendor also monitors market indicators, industry activity and economic events as part of the valuation process. Central to the final valuation is the assumption that the indicators used are representative of the fair value of securities held within the Company's portfolio. Level 2 inputs are subject to a certain degree of uncertainty and changes in these assumptions or methodologies in the future, if any, may impact securities fair value, deferred tax assets or liabilities, or expense.

Interest Rate Loan Contracts and Forward Contracts

The Company originates consumer real estate loans which it intends to sell to a correspondent lender. Interest rate loan contracts and forward contracts result from originating loans held for sale and are derivatives reported at fair value. The Company enters interest rate lock commitments with customers who apply for a loan which the Company intends to sell to a correspondent lender. The interest rate loan contract ends when the loan closes or the customer withdraws their application. Fair value of the interest rate loan contract is based upon the correspondent lender's pricing quotes at the report date. Fair value is adjusted for the estimated probability of the loan closing with the borrower.

At the time the Company enters into an interest rate loan contract with a customer, it also enters into a best efforts forward sales commitment with the correspondent lender. If the loan has been closed and funded, the best efforts commitment converts to a mandatory forward sales commitment. Fair value is based on the gain or loss that would occur if the Company were to pair-off the transaction with the investor at the measurement date. This is a Level 3 input. The Company has elected to measure and report best efforts commitments at fair value.

Interest rate loan contracts and forward contracts are valued based on quotes from the correspondent lender at the reporting date. Pricing changes daily and if a loan has not been sold to the correspondent by the next reporting date, the fair value may be different from that reported currently. Changes in fair value measurement impacts net income.

The Company had one rate lock commitment as of December 31, 2022, resulting in an interest rate loan contract and forward sales commitment. The interest rate lock was at market value as of December 31, 2022 and did not result in recognition of an asset or liability. The Company did not have any interest rate loan contracts or forward contracts as of December 31, 2021.

Financial Instruments Measured at Fair Value on a Non-Recurring Basis

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the consolidated financial statements:

Loans Held for Sale

Loans held for sale are carried at the lower of cost or fair value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale during the years ended December 31, 2022 and 2021.

Impaired Loans

Impaired loans are measured at fair value on a nonrecurring basis. If an individually evaluated impaired loan's balance exceeds fair value, the amount is allocated to the allowance for loan losses. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

The fair value of an impaired loan may be measured using one of three methods. Each method falls within a different level of the fair value hierarchy. The observable market price of a loan is categorized as a Level 1 input. The present value of projected cash flows method results in a Level 3 categorization because the calculation relies on the Company's judgment to determine projected cash flows, which are then discounted at the current rate of the loan, or the rate prior to modification if the loan is a TDR. Loans measured using the fair value of collateral may be categorized in Level 2 or Level 3.

Loans valued using the collateral method may be secured by real estate or business assets including equipment, inventory, and accounts receivable. Real estate collateral secures most loans and valuation is based upon the "as-is" value of independent appraisals or evaluations. Appraisals are used to value loans secured by residential 1-4 family properties with outstanding principal balances greater than $250 and commercial real estate loans with outstanding principal balances greater than $500. Appraisals or real estate evaluations prepared by a third party may be used to value loans with principal balances below these thresholds.

Appraisals of less than 24 months of age, conducted by independent, licensed appraisers using observable market data analyzed through an income or sales valuation approach result in Level 2 categorization. If a current appraisal cannot be obtained prior to a reporting date and an existing appraisal is discounted to obtain an estimated value, or if declines in value are identified after the date of the appraisal, or if an appraisal is discounted for estimated selling costs, or if the appraisal uses unobservable market data, the valuation of real estate collateral is categorized as Level 3. Valuations based on evaluations are categorized as Level 3. The value of business equipment is based upon an outside appraisal (Level 2) if deemed significant, or the net book value on the applicable business' financial statements (Level 3) if not considered significant. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). If a current appraisal uses unobservable data as part of the assessment, the value of the collateral is classified as Level 3.

As of December 31, 2022 and December 31, 2021, measurement of the Company's impaired loans did not result in any specific allocations.

Other Real Estate Owned

Certain assets such as OREO are measured at fair value less cost to sell. Valuation of OREO is determined using current appraisals from independent parties, a Level 2 input. The Company works with a realtor to determine the list price, which may be set at appraised value or at a different amount based on the realtor's advice and management's judgement of marketability. Discounts to appraisals for selling costs or for marketability result in a Level 3 estimate.

The following table summarizes the Company's OREO measured at fair value on a nonrecurring basis as of the dates indicated.

| Date | Description | Balance | | Carrying Value | | |
			Level 1	Level 2	Level 3
December 31, 2022	OREO net of valuation allowance	$ 662	$ -	$ -	$ 662
December 31, 2021	OREO net of valuation allowance	957	-	-	957

The following table presents information about OREO and Level 3 fair value measurements as of the dates indicated.

Date	Valuation Technique	Unobservable Input	Discount
December 31, 2022	Discounted appraised value	Selling cost	7.00%
December 31, 2022	Discounted appraised value	Discount for lack of marketability	34.72%
December 31, 2021	Discounted appraised value	Selling cost	6.20%

As of December 31, 2022 and December 31, 2021, the Company held a single OREO property, measured using appraised value, discounted by selling costs. During 2022, the Company reduced the list price as part of a marketing strategy and recorded an additional discount for marketability.

There is uncertainty in determining discounts to appraised value. If the final sale price is different from the list price, the amount of selling costs will also be different from those estimated. Future changes to marketability assumptions or updated appraisals may indicate a lower fair value, with a corresponding impact to net income. Ultimate proceeds from the sale of OREO property may be less than the estimated fair value, reducing net income.

Fair Value Summary

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments as of December 31, 2022 and December 31, 2021. Fair values are estimated using the exit price notion.

| December 31, 2022 | Carrying Amount | Estimated Fair Value | | |
		Level 1	Level 2	Level 3
Financial assets:				
Cash and due from banks	$ 12,403	$ 12,403	$ -	$ -
Interest-bearing deposits	59,026	59,026	-	-
Securities available for sale	656,852	-	656,852	-
Restricted stock, at cost	941	-	941	-
Loans, net	844,519	-	-	781,749
Accrued interest receivable	6,001	-	6,001	-
Bank-owned life insurance	43,312	-	43,312	-
Financial liabilities:				
Deposits	$ 1,542,725	$ -	$ 1,475,096	$ 67,542
Accrued interest payable	106	-	106	-

| December 31, 2021 | Carrying Amount | Estimated Fair Value | | |
		Level 1	Level 2	Level 3
Financial assets:				
Cash and due from banks	$ 8,768	$ 8,768	$ -	$ -
Interest-bearing deposits	130,021	130,021	-	-
Securities available for sale	686,080	-	686,080	-
Restricted stock, at cost	845	-	845	-
Mortgage loans held for sale	615	-	615	-
Loans, net	795,574	-	-	791,335
Accrued interest receivable	5,104	-	5,104	-
Bank-owned life insurance	42,354	-	42,354	-
Financial liabilities:				
Deposits	$ 1,494,587	$ -	$ 1,415,619	$ 79,115
Accrued interest payable	48	-	48	-

Note 16: Components of Accumulated Other Comprehensive Income (Loss)

The following table summarizes the activity related to each component of accumulated other comprehensive loss for the years ended December 31, 2022 and 2021:

	Net Unrealized Gain (Loss) on Securities	Adjustments Related to Pension Benefits	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2020	$ 13,176	$ (10,147)	$ 3,020
Unrealized holding loss on available for sale securities net of tax of ($2,740)	(10,308)	-	(10,308)
Reclassification adjustment for gains included in net income, net of tax of ($1)	(5)	-	(5)
Net pension gain, net of tax of $862	-	3,244	3,244
Less amortization of prior service cost included in net periodic pension cost, net of tax of ($2)	-	(9)	(9)
Balance as of December 31, 2021	$ 2,854	$ (6,912)	$ (4,058)
Unrealized holding loss on available for sale securities net of tax of ($22,403)	(84,275)	-	(84,275)
Net pension gain, net of tax of $1,214	-	4,567	4,567
Balance as of December 31, 2022	$ (81,421)	$ (2,345)	$ (83,766)

The following table provides information regarding reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2022 and 2021:

	December 31,	
	2022	2021
Component of Accumulated Other Comprehensive Income (Loss)		
Reclassification out of unrealized losses on available for sale securities:		
Realized securities gain, net	$ -	$ (6)
Income tax benefit	-	(1)
Realized gain on available for sale securities, net of tax, reclassified out of accumulated other comprehensive loss	$ -	$ (5)
Amortization of defined benefit pension items:		
Prior service costs[1]	$ -	$ (11)
Income tax benefit	-	(2)
Amortization of defined benefit pension items, net of tax, reclassified out of accumulated other comprehensive loss	$ -	$ (9)

(1) This accumulated other comprehensive income (loss) component is included in the computation of net periodic benefit cost. (For additional information, see Note 8, Employee Benefit Plans.)

Note 17. Goodwill

In accounting for goodwill, the Company conducts an impairment review at least annually and more frequently if certain impairment indicators are evident. As of December 31, 2022 and December 31, 2021, the gross carrying value of goodwill was $5,848. Testing for 2022 and 2021 did not indicate impairment.

Note 18: Revenue Recognition

Substantially all of the Company's revenue is generated from contracts with customers. Noninterest revenue streams such as service charges on deposit accounts, other service charges and fees, credit and debit card fees, trust income, and annuity and insurance commissions are recognized in accordance with ASC Topic 606, "Revenue from Contracts with Customers". Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as financial guarantees, derivatives, and certain credit card fees are outside the scope of the guidance. Noninterest revenue streams within the scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of monthly service fees, overdraft and nonsufficient funds fees, ATM fees, wire transfer fees, and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Wire transfer fees, overdraft and nonsufficient funds fees and other deposit account related fees are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time.

Other Service Charges and Fees

Other service charges include safe deposit box rental fees, check ordering charges, and other service charges. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Check ordering charges are transactional based, and therefore the Company's performance obligation is satisfied, and related revenue recognized, at a point in time.

Credit and Debit Card Fees

Credit and debit card fees are primarily comprised of interchange fee income and merchant services income. Interchange fees are earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa and MasterCard. Merchant services income mainly represents commission fees based upon merchant processing volume. The Company's performance obligation for interchange fee income and merchant services income are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. In compliance with Topic 606, credit and debit card fee income is presented net of associated expense.

Trust Income

Trust income is primarily comprised of fees earned from the management and administration of trusts and estates and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to customers' accounts. The Company does not earn performance-based incentives. Estate management fees are based upon the size of the estate. A partial fee is recognized half-way through the estate administration and the remainder of the fee is recognized when remaining assets are distributed and the estate is closed.

Insurance and Investment

Insurance income primarily consists of commissions received on insurance product sales. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the insurance policy. Shortly after the insurance policy is issued, the carrier remits the commission payment to the Company, and the Company recognizes the revenue.

Investment income consists of recurring revenue streams such as commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized on trade date, which is when the Company has satisfied its performance obligation. The Company also receives periodic service fees (i.e., trailers) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined.

OREO Gains and Losses

The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2022 and 2021.

	December 31,	
	2022	**2021**
Noninterest Income		
In-scope of Topic 606:		
Service charges on deposit accounts	$ **2,425**	$ 2,045
Other service charges and fees	**214**	179
Credit and debit card fees	**1,916**	1,869
Trust income	**1,817**	1,792
Insurance and Investment (included within Other Income on the Consolidated Statements of Income)	**622**	768
Noninterest Income (in-scope of Topic 606)	$ **6,994**	$ 6,653
Noninterest Income (out-of-scope of Topic 606)	**5,407**	1,773
Total noninterest income	$ **12,401**	$ 8,426

Note 19: Leases

The Company's leases are recorded under ASC Topic 842, "Leases". The Company examines its contracts to determine whether they are or contain a lease. A contract with a lease is further examined to determine whether the lease is a short-term, operating or finance lease. As permitted by ASC Topic 842, the Company elected not to capitalize short-term leases, defined by the standard as leases with terms of 12 months or less. The Company also elected the practical expedient not to separate non-lease components from lease components within a single contract.

Right-of-use assets and lease liabilities are recognized for operating and finance leases. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor. Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease.

Lease payments

Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term, or for variable lease payments, in the period in which the obligation was incurred. Payments for leases with terms longer than 12 months are included in the determination of the lease liability. Payments may be fixed for the term of the lease or variable. Variable payments result when the lease agreement includes a clause providing for escalation of lease payments at specified dates. If the escalation factor is known, such as a specified percentage increase per year or a stated increase at a specified time, the variable payment is included in the cash flows used to determine the lease liability. If the variable payment is based upon an unknown escalator, such as the consumer price index at a future date, the increase is not included in the cash flows used to determine the lease liability. One of the Company's leases provides a known escalator that is included in the determination of the lease liability. The remaining leases do not have variable payments during the term of the lease.

Options to Extend, Residual Value Guarantees, and Restrictions and Covenants

Of the Company's seven operating leases as of December 31, 2022, four leases offer the option to extend the lease term. Two of the leases have two options of five years each and one lease has two options of three years each. At the time of capitalization, the Company was not reasonably certain whether it would exercise the options and did not include the time period in the calculation of the lease liability. Another lease has one option to extend the term for an additional five years. The Company exercised a previous option in 2020 to extend the lease. The lease agreement provides that the lease payment will increase at the exercise date based on the Consumer Price Index for All Urban Consumers ("CPI-U"). Because the CPI-U at the exercise date is unknown, the increase is not included in the cash flows determining the lease liability. None of the Company's leases provide for residual value guarantees and none provide restrictions or covenants that would impact dividends or require incurring additional financial obligations. The Company terminated a lease prior to maturity during 2021. The Company paid an early termination fee to the lessor of $150.

The contracts in which the Company is lessee are with parties external to the Company and not related parties. The Company's lease right of use asset is included in other assets and the lease liability is included in other liabilities. The following tables present information about leases:

	December 31, 2022	December 31, 2021
Lease liability	$ 1,444	$ 1,558
Right-of-use asset	$ 1,415	$ 1,532
Weighted average remaining lease term	5.14 years	6.33 years
Weighted average discount rate	3.29 %	3.21%

	For the Year Ended December 31,	
	2022	2021
Lease Expense		
Operating lease expense	$ 331	$ 368
Short-term lease expense	2	2
Total lease expense	$ 333	$ 370
Cash paid for amounts included in lease liabilities	$ 331	$ 362
Right-of-use assets obtained in exchange for operating lease liabilities commencing during the period	$ 161	$ -

The following table presents a maturity schedule of undiscounted cash flows that contribute to the lease liability:

Undiscounted Cash Flow for the	As of December 31, 2022
Twelve months ending December 31, 2023	$ 360
Twelve months ending December 31, 2024	346
Twelve months ending December 31, 2025	260
Twelve months ending December 31, 2026	211
Twelve months ending December 31, 2027	188
Thereafter	206
Total undiscounted cash flows	$ 1,571
Less: discount	$ (127)
Lease liability	$ 1,444



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of National Bankshares, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of National Bankshares, Inc. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive (loss) income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – Loans Collectively Evaluated for Impairment – Qualitative Factors

Description of the Matter
As described in Note 1 (Summary of Significant Accounting Policies) and Note 5 (Allowance for Loan Losses, Nonperforming Assets and Impaired Loans) to the consolidated financial statements, the Company maintains an allowance for loan losses to provide for probable losses inherent in the loan portfolio. The Company's allowance for loan losses has two basic components, the general allowance and the specific allowance. As of December 31, 2022, there were no specific reserves based on analysis of individually identified impaired loans. For loans that were not specifically identified for impairment, management determined the allowance for loan losses based on historical loss experience adjusted for qualitative factors. Qualitative adjustments to the historical loss experience are established by applying a loss percentage to the loan classes established by management based on their assessment of shared risk characteristics. As of December 31, 2022, the qualitative factor adjustments represented $7.44 million of the total allowance for loan losses of $8.23 million.

Qualitative factors are determined based on management's continuing evaluation of inputs and assumptions underlying the quality of the loan portfolio. Management evaluates qualitative factors by loan class. The primary factors considered are internal risk ratings, delinquency and nonperforming rates, product mix, changes in loan policies and procedures, changes in loan review systems, changes in economic conditions, changes in management experience, industry trends, interest rate trends, and changes in competitive, legal and regulatory environment. The analysis of certain factors results in standard allocations to all classes and other factors are analyzed for each class. Management exercised significant judgment when assessing the qualitative factors in estimating the allowance for loan losses. We identified the assessment of the qualitative factors as a critical audit matter as auditing the qualitative factors involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

How We Addressed the Matter in Our Audit
The primary audit procedures we performed to address this critical audit matter included:
- Obtaining an understanding of controls over the evaluation of qualitative factors, including management's development and review of the data inputs used as the basis for the allocation factors and management's review and approval of the reasonableness of the assumptions used to develop the qualitative adjustments.
- Substantively testing management's process, including evaluating their judgments and assumptions for developing the qualitative factors, which included:
  - Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative factors.
  - Evaluating the reasonableness of management's judgments related to the determination of qualitative factors, including evaluating the metrics, the relevance of source data and assumptions.
  - Evaluating the qualitative factors for directional consistency and for reasonableness.
  - Testing the mathematical accuracy of the allowance calculation, including the application of the qualitative factors.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 2000.

Winchester, Virginia
March 10, 2023

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Company's principal executive officer and principal financial officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2022 to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Company's management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fourth quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Because of the inherent limitations in all control systems, the Company believes that no system of controls, no matter how well designed and operated, can provide absolute assurance that all control issues have been detected.

Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting

To the Stockholders of National Bankshares, Inc.:

Management is responsible for the preparation and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2022. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO, 2013) of the Treadway Commission. Based on this assessment, management believes the Company maintained effective internal control over financial reporting as of December 31, 2022. This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in its annual report.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of the Company's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent registered public accounting firm and approves decisions regarding the appointment or removal of the Company's internal auditors. It meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent registered public accounting firm and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matter which they believe should be brought to the attention of the Audit Committee.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 with respect to the directors of the Company and the Company's audit committee and the audit committee financial expert is incorporated herein by reference to the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders ("Proxy Statement") under the headings "Proposal 1 - Election of Directors" and "Corporate Governance Matters". The Proxy Statement will be filed within 120 days after the end of the Company's 2022 fiscal year. Information about the Company's executive officers required by this item is included in Part I, Item I of this Form 10-K under the heading "Executive Officers of the Company".

The information required by Item 10 with respect to applicable filing requirements under Section 16(a) of the Exchange Act is incorporated herein by reference to the information that appears under the heading "Stock Ownership of Directors and Executive Officers – Delinquent Section 16(a) Reports" in the Company's Proxy Statement.

The Company and each of its subsidiaries have adopted codes of ethics for directors, officers and employees, specifically including the Chief Executive Officer and Chief Financial Officer of the Company. These Codes of Ethics are available on the Company's web site at www.nationalbankshares.com.

Item 11. Executive Compensation

The information required by Item 11 is incorporated herein by reference to the information that appears under the headings "Executive Compensation," "Compensation of Our Named Executive Officers" and "Corporate Governance Matters – Board Compensation" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated herein by reference to the information that appears under the headings "Stock Ownership of Certain Beneficial Owners" and "Stock Ownership of Directors and Executive Officers" in the Company's Proxy Statement. As of December 31, 2022, there were no equity awards outstanding, and the Company does not have any equity compensation plans in effect.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated herein by reference to the information that appears under the headings "Corporate Governance Matters," "Directors Independence and Certain Transactions with Officers and Directors" and "Proposal 1: Election of Directors" in the Company's Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated herein by reference to the information that appears under the heading "Principal Accounting Fees and Services" in the Company's Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements

The following consolidated financial statements of National Bankshares, Inc. are included in Item 8:

Reports of Independent Registered Public Accounting Firm (Yount, Hyde & Barbour, P.C., Winchester, VA, U.S. PCAOB Auditor Firm I.D.: 613)

Consolidated Balance Sheets – As of December 31, 2022 and 2021

Consolidated Statements of Income – Years ended December 31, 2022 and 2021

Consolidated Statements of Comprehensive (Loss) Income – Years ended December 31, 2022 and 2021

Consolidated Statements of Changes in Stockholders' Equity – Years ended December 31, 2022 and 2021

Consolidated Statements of Cash Flows – Years ended December 31, 2022 and 2021

Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

Certain schedules to the consolidated financial statements have been omitted if they were not required by Article 9 of Regulation S-X or if, under the related instructions, they were inapplicable, or if the information is contained elsewhere in this Form 10-K.

(a) (3) Exhibits

A list of the exhibits filed or incorporated in this Form 10-K by reference is as follows:

Exhibit No.	Description	
3(i)	Amended and Restated Articles of Incorporation of National Bankshares, Inc.	(incorporated herein by reference to Exhibit 3.1 of the Form 8-K filed on March 16, 2006)
3(ii)	Amended and Restated Bylaws of National Bankshares, Inc.	(incorporated herein by reference to Exhibit 3.2 of the Form 8-K filed on January 11, 2023)
4(i)	Specimen copy of certificate for National Bankshares, Inc. common stock	(incorporated herein by reference to Exhibit 4(a) of the Annual Report on Form 10-K for fiscal year ended December 31, 1993)
4(ii)	Description of National Bankshares, Inc.'s Securities	Filed herewith
*10(i)	Employee Lease Agreement dated August 14, 2002, between National Bankshares, Inc. and The National Bank of Blacksburg	(incorporated herein by reference to Exhibit 10 of Form 10-Q for the period ended September 30, 2002)
*10(ii)	Executive Employment Agreement dated March 11, 2015, between National Bankshares, Inc. and F. Brad Denardo	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on March 11, 2015)
*10(iii)	Salary Continuation Agreement dated February 8, 2006, between The National Bank of Blacksburg and F. Brad Denardo	(incorporated herein by reference to Exhibit 99 of the Form 8-K filed on February 8, 2006)
*10(iv)	First Amendment, dated December 19, 2007, to The National Bank of Blacksburg Salary Continuation Agreement for F. Brad Denardo	(incorporated herein by reference to Exhibit 10 of the Form 8-K filed on December 19, 2007)
*10(v)	Second Amendment, dated June 12, 2008, to The National Bank of Blacksburg Salary Continuation Agreement for F. Brad Denardo	(incorporated herein by reference to Exhibit 10 of the Form 8-K filed on June 12, 2008)
*10(vi)	Third Amendment, dated December 17, 2008, to The National Bank of Blacksburg Salary Continuation Agreement for F. Brad Denardo	(incorporated herein by reference to Exhibit 10(iii) of the Annual Report on Form 10-K for fiscal year ended December 31, 2008)
*10(vii)	Second Salary Continuation Agreement dated June 26, 2016 between The National Bank of Blacksburg and F. Brad Denardo	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on July 20, 2016)
*10(viii)	Salary Continuation Agreement dated February 8, 2006, between The National Bank of Blacksburg and David K. Skeens	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on January 25, 2012)

(Continued)

*10(ix)	First Amendment, dated December 19, 2007, to The National Bank of Blacksburg Salary Continuation Agreement for David K. Skeens	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on January 25, 2012)
*10(x)	Second Amendment, dated December 17, 2008, to The National Bank of Blacksburg Salary Continuation Agreement for David K. Skeens	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on January 25, 2012)
*10(xi)	Third Amendment, dated January 20, 2012, to The National Bank of Blacksburg Salary Continuation Agreement for David K. Skeens	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on January 25, 2012)
*10(xii)	Fourth Amendment, dated August 16, 2021, to National Bankshares, Inc. Salary Continuation Agreement for David K. Skeens	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on August 20, 2021)
*10(xiii)	Salary Continuation Agreement dated February 8, 2006 between The National Bankshares, Inc. and Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 6, 2017)
*10(xiv)	First Amendment, dated December 19, 2007, to National Bankshares, Inc. Salary Continuation Agreement for Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 6, 2017)
*10(xv)	Second Amendment, dated December 17, 2008, to National Bankshares, Inc. Salary Continuation Agreement for Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 6, 2017)
*10(xvi)	Third Amendment, dated June 22, 2016, to National Bankshares, Inc. Salary Continuation Agreement for Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 6, 2017)
*10(xvii)	Fourth Amendment, dated August 16, 2021, to National Bankshares, Inc. Salary Continuation Agreement for Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.3 of the Form 8-K filed on August 20, 2021)
*10(xviii)	Salary Continuation Agreement dated May 24, 2013 between The National Bank of Blacksburg and Paul A. Mylum	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 8, 2018)
*10(xix)	First Amendment, dated August 16, 2021, to National Bankshares, Inc. Salary Continuation Agreement for Paul A. Mylum	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on August 20, 2021)
+21	Subsidiaries of the Registrant	Filed herewith
+31(i)	Section 302 Certification of Chief Executive Officer	Filed herewith
+31(ii)	Section 302 Certification of Chief Financial Officer	Filed herewith
+32(i)	18 U.S.C. Section 1350 Certification of Chief Executive Officer	Filed herewith
+32(ii)	18 U.S.C. Section 1350 Certification of Chief Financial Officer	Filed herewith
+101	The following materials from National Bankshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022, formatted in XBRL (Extensible Business Reporting Language), furnished herewith: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.	Filed herewith
104	Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)	Filed herewith

*Indicates a management contract or compensatory plan or arrangement.
+Filed with this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL BANKSHARES, INC.

By: /s/ F. BRAD DENARDO
F. Brad Denardo
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Date: March 10, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

	Date	Title
/s/ LAWRENCE J. BALL Lawrence J. Ball	March 10, 2023	Director
/s/ F. BRAD DENARDO F. Brad Denardo	March 10, 2023	Chairman, President and CEO, National Bankshares, Inc. (Principal Executive Officer) Director
/s/ JOHN E. DOOLEY John E. Dooley	March 10, 2023	Director
/s/ MICHAEL E. DYE Michael E. Dye	March 10, 2023	Director
/s/ NORMAN V. FITZWATER, III Norman V. Fitzwater, III	March 10, 2023	Director
/s/ CHARLES E. GREEN, III Charles. E. Green, III	March 10, 2023	Director
/s/ MILDRED R. JOHNSON Mildred R. Johnson	March 10, 2023	Director
/s/ LORA M. JONES Lora M. Jones	March 10, 2023	Treasurer and CFO, National Bankshares, Inc. (Principal Financial Officer) (Principal Accounting Officer)
/s/ MARY G. MILLER Mary G. Miller	March 10, 2023	Director

(*continued*)

/s/ WILLIAM A. PEERY	March 10, 2023	Director
William A. Peery		
/s/ GLENN P. REYNOLDS	March 10, 2023	Director
Glenn P. Reynolds		
/s/ JAMES C. THOMPSON	March 10, 2023	Director
James C. Thompson		

DESCRIPTION OF NATIONAL BANKSHARES, INC.'S SECURITIES

As of December 31, 2022, the common stock of National Bankshares, Inc. ("NBI") was the only class of its securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary description of the material features of the common stock of NBI does not purport to be complete and is subject to, and qualified in its entirety by reference to, NBI's articles of incorporation and bylaws, each as amended. For more information, refer to NBI's articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act and federal laws governing banks and bank holding companies.

General

NBI is authorized to issue 10,000,000 shares of common stock, par value $1.25 per share. Each share of NBI common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. NBI's common stock is listed on the Nasdaq Capital Market under the symbol "NKSH." The transfer agent for NBI's common stock is Computershare, Inc., 150 Royall Street, Suite 101, Canton, Massachusetts 02021.

Dividends

NBI's shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by NBI is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, NBI's ability to pay dividends is affected by the ability of the National Bank of Blacksburg ("National Bank"), its bank subsidiary, to pay dividends to the holding company. The ability of National Bank, as well as NBI, to pay dividends is influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of NBI, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of NBI and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of NBI available for distribution in cash or in kind.

Voting Rights

The holders of NBI common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Classes of Directors

NBI's board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms.

No Preemptive Rights; Redemption and Assessment

Holders of shares of NBI common stock are not entitled to preemptive rights with respect to any shares that may be issued. NBI common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Preferred Stock

NBI's board of directors is empowered to authorize the issuance of shares of preferred stock, in one or more series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. NBI's board may fix and determine the relative rights, preferences, privileges and limitations of the shares of any series, including dividend rights and dividend rates, voting rights, liquidation price, redemption rights and redemption prices, sinking fund requirements and conversion rights. Each series of preferred stock will rank on a parity as to dividends and assets with all other series according to the respective dividend rates and amounts attributable upon voluntary or involuntary liquidation, dissolution or winding up of NBI fixed for each series and without preference or priority of any series over any other series. All shares of preferred stock will rank, with respect to dividends and liquidation rights, senior to the common stock. The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of NBI, then existing market conditions and other factors that, in the judgment of NBI's board, might warrant the issuance of preferred stock.

Certain Anti-Takeover Provisions of NBI's Articles and Bylaws and Virginia Law

Certain provisions of NBI's articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying, or preventing a change in control of NBI by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by NBI's board of directors. These provisions are designed to reduce, or have the effect of reducing, NBI's vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent NBI shareholders from receiving a premium over the then prevailing market price of NBI common stock or a transaction that may otherwise be in the best interest of NBI shareholders. In addition, these provisions make it more difficult for NBI shareholders, should they choose to do so, to remove NBI's board of directors or management. These provisions include the following:

Authorized Preferred Stock. NBI's articles of incorporation authorize NBI's board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the rights, preferences and other terms of such series. Under this authority, NBI's board could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of NBI's common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of NBI by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of NBI's management.

Classified Board of Directors. NBI's articles of incorporation and bylaws divide its board of directors into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. As a result, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of NBI's directors, subject to the shareholders' ability to remove directors with or without cause by vote of the holders of a majority of NBI's outstanding common shares. The classification of NBI's board makes it more difficult and time consuming to gain control of the board.

Board Vacancies. Virginia law and NBI's articles of incorporation and bylaws provide that any vacancy occurring on NBI's board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of NBI's board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. NBI's articles of incorporation require the approval of the holders of at least 80% of each class of NBI's outstanding voting stock for certain mergers and other business combinations involving NBI and beneficial owners of 5% or more of NBI's outstanding capital stock entitled to vote for the election of directors (a "significant shareholder"), unless (i) the proposed business combination has been approved by a majority of the members of the board of directors who are not affiliated with the significant shareholder and who were directors before the corporation, person or entity became a significant shareholder, or (ii) certain conditions regarding the nature and amount of consideration to be received in the proposed business combination by holders of NBI's capital stock have been satisfied. If such an action does not involve a significant shareholder, it must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of NBI entitled to vote on the transaction. The affirmative vote of the holders of at least 80% of each class of NBI's outstanding voting stock is required to amend such provision or to adopt any provision inconsistent with such requirement.

No Cumulative Voting. NBI's articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for NBI's shareholders to elect nominees opposed by the board of directors.

Inability of Shareholders to Call Special Meetings. Pursuant to NBI's bylaws, special meetings of shareholders may only be called by NBI's chairman of the board of directors, the president or by a majority of the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders meetings unless they are able to persuade NBI's chairman of the board of directors, the president or a majority of directors to call a special meeting.

Advance Notification Requirements. NBI's bylaws establish advance notice procedures with respect to the raising of business or the nomination of persons for election as directors at an annual shareholders meeting, other than business presented or nominations made by or at the direction of NBI's board. Pursuant to NBI's bylaws, a shareholder must give timely notice in writing not less than 60 days nor more than 90 days prior to the meeting; provided, however, in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made. The bylaws further condition the presentation of shareholder nominations for director or proposals for business on compliance with a number of conditions. In addition, a shareholder must also comply with applicable rules of the Securities and Exchange Commission in order for his or her shareholder proposal to be included in NBI's proxy statement relating to the annual meeting.

Virginia Anti-takeover Statutes. Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Under the Affiliated Transactions Statute, an affiliated transaction generally is defined as any of the following transactions: (i) a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder; (ii) certain sales or other dispositions of the corporation's voting shares or any of the corporation's subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares; (iii) any dissolution of the corporation proposed by or on behalf of an interested shareholder; or (iv) any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless: (i) the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or (ii) before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a "fair price," as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation's articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. NBI's articles of incorporation and bylaws do not contain a provision opting out of the Affiliated Transactions Statute.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Under Virginia law, a corporation's articles of incorporation or bylaws may contain a provision opting out of the Control Share Acquisitions Statute. NBI's articles of incorporation and bylaws do not contain a provision opting out of the Control Share Acquisitions Statute.

Exhibit 21

Subsidiaries of the Registrant

Registrant: National Bankshares Inc.
Incorporated under the laws of the Commonwealth of Virginia

<u>Subsidiaries of National Bankshares Inc.:</u>

The National Bank of Blacksburg
Chartered under the laws of the United States

National Bankshares Financial Services, Inc.
Incorporated under the laws of the Commonwealth of Virginia

NB Operating, Inc.
Incorporated under the laws of the Commonwealth of Virginia

Exhibit No. 31(i)


CERTIFICATIONS

I, F. Brad Denardo, President and Chief Executive Officer of National Bankshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of National Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15 (e) and 15d – 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2023

/s/ F. BRAD DENARDO
F. Brad Denardo
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31(ii)

CERTIFICATIONS

I, Lora M. Jones, Treasurer and Chief Financial Officer of National Bankshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of National Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15 (e) and 15d – 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2023

/s/ LORA M. JONES
Lora M. Jones
Treasurer and
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32(i)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of National Bankshares, Inc. for the year ended December 31, 2022, I, F. Brad Denardo, President and Chief Executive Officer of National Bankshares, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief that:

(1) such Form 10-K for the year ended December 31, 2022, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 10-K for the year ended December 31, 2022, fairly presents in all material respects, the financial condition and results of operations of National Bankshares, Inc.

Dated: March 10, 2023

/s/ F. BRAD DENARDO
F. Brad Denardo
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32(ii)

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of National Bankshares, Inc. for the year ended December 31, 2022, I, Lora M. Jones, Treasurer and Chief Financial Officer of National Bankshares, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief that:

(1) such Form 10-K for the year ended December 31, 2022, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 10-K for the year ended December 31, 2022, fairly presents in all material respects, the financial condition and results of operations of National Bankshares, Inc.

Dated: March 10, 2023

/s/ LORA M. JONES
Lora M. Jones
Treasurer and
Chief Financial Officer
(Principal Financial Officer)

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National Bankshares

National Bankshares, Inc. | Nasdaq: NKSH

101 Hubbard Street
Blacksburg, Virginia 24060

www.nationalbankshares.com